 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER   , 1996

                                                 REGISTRATION NO. 333-14181
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                --------------

                               PRE-EFFECTIVE

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                      SOUTHERN PACIFIC FUNDING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

     CALIFORNIA                       6199                   33-0636924
   (STATE OR OTHER
   JURISDICTION OF
  INCORPORATION OR
    ORGANIZATION)
            (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)
                                                          (I.R.S. EMPLOYER
                                                           IDENTIFICATION
                                                               NUMBER)

          ONE CENTERPOINTE DRIVE, SUITE 500, LAKE OSWEGO, OREGON 97035
                                 (503) 684-4700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                                ROBERT W. HOWARD
                                   PRESIDENT
                      SOUTHERN PACIFIC FUNDING CORPORATION
          ONE CENTERPOINTE DRIVE, SUITE 500, LAKE OSWEGO, OREGON 97035
                                 (503) 684-4700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                   COPIES TO:
        LAURIS G. L. RALL                    DAVID J. JOHNSON, JR.
      PAUL D. TVETENSTRAND                    ANDREWS & KURTH LLP
     THACHER PROFFITT & WOOD           601 S. FIGUEROA STREET, SUITE 4200
     TWO WORLD TRADE CENTER              LOS ANGELES, CALIFORNIA 90017
    NEW YORK, NEW YORK 10048

                            THOMAS J. POLETTI, ESQ.
                             SUSAN B. KALMAN, ESQ.
                             DARREN O. BIGBY, ESQ.
                          FRESHMAN, MARANTZ, ORLANSKI,
                                 COOPER & KLEIN
                      9100 WILSHIRE BOULEVARD, SUITE 800-E
                        BEVERLY HILLS, CALIFORNIA 90212

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                                --------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION -- DATED OCTOBER 24, 1996

                                1,000,000 SHARES

                [LOGO OF SOUTHERN PACIFIC FUNDING CORPORATION]

                                  COMMON STOCK

                                  -----------

  All 1,000,000 shares of Common Stock of Southern Pacific Funding Corporation, a California corporation ("SPFC" or the "Company") offered hereby (the "Offering") are being sold by Imperial Credit Industries, Inc. ("ICII" or "Selling Shareholder"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholder. Upon completion of this Offering, ICII will own 51.2% of the outstanding Common Stock of the Company (or 50.1% if the Underwriters' over-allotment option is exercised in full). See "Beneficial Ownership of Securities and Selling Shareholder."

  The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "SFC." On October 23, 1996, the last reported sale price of the Common Stock was $31.375 per share. See "Price Range of Common Stock and Dividend Policy."

  Concurrently with the Offering of Common Stock by the Selling Shareholder, the Company is separately offering up to $86,250,000 principal amount of Convertible Subordinated Notes due 2006. The consummation of this Offering is not conditioned upon the consummation of such offering by the Company. There can be no assurance that the offering of the Convertible Subordinated Notes will be consummated and, if so, on what terms.

                                  -----------

  SEE "RISK FACTORS" ON PAGES 8 THROUGH 16 FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

      THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
           ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                         TO THE CONTRARY IS UNLAWFUL.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                    UNDERWRITING   PROCEEDS TO
                                          PRICE TO DISCOUNTS AND     SELLING
                                           PUBLIC  COMMISSIONS(1) SHAREHOLDER(2)
--------------------------------------------------------------------------------
Per Share...............................     $           $              $
--------------------------------------------------------------------------------
Total(3)................................    $           $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information relating to indemnification of the Underwriters.
(2) Before deducting expenses payable by the Selling Shareholder estimated to be $475,000.
(3) The Selling Shareholder has granted the Underwriters a 30-day option to purchase up to 150,000 additional shares of Common Stock on the same terms, solely to cover over-allotments, if any. If the Underwriters exercise the option in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Selling Shareholder will be $          ,
    $          and $          , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York, on or about     , 1996.

                                  -----------

NATWEST SECURITIES LIMITED

                          OPPENHEIMER & CO., INC.

                                                    DABNEY/RESNICK/IMPERIAL

               THE DATE OF THIS PROSPECTUS IS        , 1996.

                                     [MAP]




  The Company furnishes its shareholders with annual reports containing financial statements audited by independent auditors and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

  FOR UNITED KINGDOM PURCHASERS: THE COMMON STOCK MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM OTHER THAN TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS, WHETHER AS PRINCIPAL OR AGENT (EXCEPT IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 OR THE FINANCIAL SERVICES ACT 1986), AND THIS PROSPECTUS MAY ONLY BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM IF THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1996.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option (see "Underwriting"), (ii) excludes 1,294,800 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan"), of which 537,000 will be outstanding on the effective date of this Offering, and 1,294,800 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Company's 1995 Senior Management Stock Option Plan (the "Senior Management Plan"), and (iii) gives effect to a 4,150 for one stock split effected in April 1996. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

  Southern Pacific Funding Corporation ("SPFC" or the "Company") is a specialty finance company engaged in the business of originating, purchasing and selling high-yielding, sub-prime mortgage loans secured primarily by one-to-four family residences. The majority of the Company's loans are made to owners of single family residences who use the loan proceeds for purposes such as debt consolidation, financing of home improvements and educational expenditures. The Company focuses on lending to individuals who often have impaired or unsubstantiated credit histories and/or unverifiable income. As a result, the Company's customers are less likely to qualify for loans from conventional mortgage sources and generally pay higher interest rates as compared to interest rates charged by conventional mortgage sources. Approximately 83.2% and 98.5% of the Company's mortgage loans originated or purchased during the year ended December 31, 1995 and the six months ended June 30, 1996, respectively, were secured by first mortgages, and the remainder were secured by second mortgages. The Company originates and purchases loans through its Wholesale Division, its Correspondent Program, its Retail/Telemarketing Division and its Institutional Division. The Company commenced operations in January 1993 as a division of Southern Pacific Thrift & Loan Association ("SPTL"), a wholly-owned subsidiary of Imperial Credit Industries, Inc. ("ICII" or "Selling Shareholder"), and has been an operating subsidiary of ICII since April 1995. The Company completed the initial public offering (the "IPO") of its Common Stock in June 1996. Upon completion of the IPO, ICII continued to own approximately 58.4% of the Company's outstanding Common Stock. Upon completion of this Offering, ICII will beneficially own approximately 51.2% of the outstanding Common Stock of the Company (or 50.1% if the Underwriters' over-allotment option is exercised in full). ICII is a diversified specialty finance company offering financial products in the following four sectors: sub-prime residential mortgage banking, commercial mortgage banking, business lending and consumer lending.

  The Company originates a majority of its loans through its Wholesale Division, which is currently comprised of approximately 60 account executives located in 13 sales offices who have established relationships with independent mortgage brokers. For the six months ended June 30, 1996, the Wholesale Division originated loans in 45 states and the District of Columbia. Of the Wholesale Division's 13 sales offices, four are located in California, two in Oregon, and one in each of Washington, Florida, Colorado, Illinois, Massachusetts, Utah and Virginia. The Company believes that its competitive strengths include providing prompt, responsive service and flexible underwriting to independent mortgage brokers. The Company's underwriters apply its underwriting guidelines on an individual basis but have the flexibility to deviate from them when an exception or upgrade is warranted by a particular loan applicant's situation, such as evidence of a strong mortgage repayment history relative to a weaker overall consumer-credit repayment history. In most cases, the Company conditionally approves loans within 24 hours from receipt of application and funds loans within 21 days after approval. The Wholesale Division originated $183.0 million, $267.4 million and $197.1 million of loans during the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, respectively, representing 96.2%, 92.7% and 75.9% of total loan originations and purchases during the respective periods.

  The Company recently formed its Retail/Telemarketing Division to solicit loans directly from prospective borrowers. The Retail/Telemarketing Division originates loans through predictive dialing machines, which combine telephone dialing technology with an on-line computer to facilitate the loan origination process. The predictive dialing machine (i) automatically dials prospective borrowers, (ii) provides the telemarketer with an on-screen marketing presentation to market efficiently the Company's loan products, and (iii) provides an interactive loan underwriting program and loan quotation system to assess immediately the prospect's borrowing capability.

  The Company purchases loans through its Correspondent Program. Loans purchased through the Correspondent Program are complete loan packages that have been underwritten and funded by mortgage bankers or financial institutions. All loans purchased through the Correspondent Program are reunderwritten by the Company's underwriting staff to determine that the loan packages are complete and materially adhere to the Company's underwriting guidelines. During the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, the Company purchased $7.3 million, $21.1 million and $53.3 million of mortgage loans, respectively, through its Correspondent Program. The Institutional Division, which began operations in 1996, also originates and purchases loans through relationships developed with small- to medium-sized commercial banks, savings banks and thrift institutions. During the six months ended June 30, 1996, the Institutional Division originated and purchased $9.4 million of mortgage loans.

  In order to increase the Company's volume and diversify its sources of loan originations, the Company is seeking to enter into strategic alliances with selected mortgage lenders. Pursuant to such strategic alliances, the Company would provide financing arrangements and a commitment to purchase qualifying loans, and the participant in such a strategic alliance would be entitled to participate in the potential profitability of Company sponsored securitizations. To date, the Company has entered into one letter of intent with a potential strategic participant. Subject to the negotiation of a definitive agreement, the Company has agreed to provide the potential strategic participant a loan purchase facility, make advances and provide working capital financing secured by interest-only and residual certificates, in return for which the strategic participant has agreed to provide to the Company on a flow basis all of such participant's mortgage loans that meet the Company's guidelines. Such commitment will terminate upon the earlier of loans delivered in an aggregate amount of $600 million or three years following the Company's first sponsored securitization in which such participant is included. The Company will also receive an option to purchase an equity interest in such participant.

  The Company sells a majority of its loan origination and purchase volume through public securitizations. Securitization sales provide the Company with greater flexibility and operating leverage than a portfolio lender by allowing the Company to generate fee and interest income and participate in the continuing profitability of the loans with a significantly smaller capital commitment than that required by traditional portfolio lenders. Generally, in each securitization transaction, the Company retains an interest in the loans sold through interest-only and residual certificates, which are amortized over an estimated average life. Cash flow received from these interest-only and residual certificates is subject to the prepayment and loss characteristics of the underlying loans. During the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, the Company securitized $70.2 million, $164.9 million and $233.0 million of mortgage loans, respectively.

  The Company retains the servicing rights on all loans it originates or purchases. In September 1995, the Company chose to outsource its loan servicing operations to Advanta Mortgage Corp. USA ("Advanta"), which the Company believes is one of the largest servicers of sub-prime mortgage loans. The Company believes that by outsourcing loan servicing to Advanta, it is able to benefit from Advanta's experience in servicing sub-prime mortgage loans, its comprehensive reporting capabilities, and the cost efficiencies related to having large amounts of loans serviced by Advanta for itself and others. Under the Company's servicing agreement with Advanta, the Company is able to reduce the overhead, administrative and other fixed costs associated with servicing loans while maintaining control of its servicing portfolio. Advanta currently services every mortgage loan originated or purchased by the Company. As of June 30, 1996, the Company's servicing portfolio (inclusive of securitized loans for which the Company has ongoing risk of loss but has no remaining servicing rights or obligations) was $441.9 million.

  The Company's goal is to increase loan origination and purchase volume nationwide while maintaining quality customer service and consistent underwriting practices. The Company intends to achieve this goal by employing the following strategies: (i) continuing expansion of its Wholesale Division,
(ii) increasing the volume and size of loan packages acquired through its Correspondent Program, (iii) entering into strategic alliances with selected mortgage lenders, (iv) expanding its Retail/Telemarketing Division and (v) increasing its pull-through ratio, which is the ratio of loans ultimately funded to loans approved.

  The Company was incorporated in California in October 1994. The Company's headquarters are located at One Centerpointe Drive, Suite 500, Lake Oswego, Oregon 97035, and its telephone number is (503) 684-4700.

                              RECENT DEVELOPMENTS

  Results of the Quarter Ended September 30, 1996. The Company's net earnings for the three months ended September 30, 1996 increased to $8.2 million, or $0.56 per share, from $3.4 million, or $0.32 per share, for the comparable period in the preceding year. Net earnings for the nine months ended
September 30, 1996 increased to $17.6 million, or $1.39 per share, as compared to $6.5 million and $0.62 per share, respectively, for the comparable period in the preceding year. The weighted average number of common shares and common share equivalents outstanding for the three months ended September 30, 1995 and 1996 was 10,375,000 and 14,755,304, respectively, and for the nine months ended September 30, 1995 and 1996 was 10,375,000 and 12,657,815, respectively.

  As of September 30, 1996, the Company's servicing portfolio (inclusive of securitized loans for which the Company has ongoing risk of loss but has no remaining servicing rights or obligations) had an aggregate principal balance of $651.3 million, all of which is serviced by Advanta. Delinquencies as a percentage of loans serviced as of September 30, 1996 increased to 3.9% from 3.7% as of June 30, 1996. The Company's proportional interest in losses on loans underlying its interest-only and residual certificates aggregated $10,406 for the three months ended September 30, 1996. The Company believes that its portfolio is relatively unseasoned and therefore delinquencies and losses as indicated for the period ended September 30, 1996 are not indicative of future results. For the three months ended September 30, 1996, the Company's loan originations and purchases totaled approximately $230.3 million, an increase of 168.8% over loan production volume of $85.8 million during the comparable period in 1995. During the third quarter of 1996, the Company sold approximately $189.4 million of loans through securitizations and recognized a gain on sale of such mortgage loans in the aggregate of approximately $15.2 million, representing an 8.0% gain on the balance of such loans. The Company's loans held for sale increased $42.6 million or 36.9% to $158.0 million as of September 30, 1996 from $115.4 million as of June 30, 1996.

  In October 1996, the Company entered into a $150 million warehouse line of credit, which will expire on October 22, 1997, to increase its available funds for loan originations and purchases.

                                  THE OFFERING


Common Stock offered by the
 Selling Shareholder.............. 1,000,000 shares
Common Stock outstanding before
 and after the Offering(1)........ 13,825,000 shares
Use of Proceeds................... The Company will not receive any proceeds from the Offering.
Concurrent Offering............... Concurrently with the Offering of the
                                   Common Stock by the Selling Shareholder,
                                   the Company is separately offering up to
                                   $86,250,000 principal amount of Convertible
                                   Subordinated Notes due 2006 (the
                                   "Convertible Notes," and such offering, the
                                   "Concurrent Offering"). The consummation of
                                   this Offering is not conditioned upon the
                                   consummation of the Concurrent Offering.
                                   There can be no assurance that the
                                   Concurrent Offering will be consummated
                                   and, if so, on what terms.
New York Stock Exchange Symbol.... "SFC"

--------
(1) Does not include 1,294,800 shares reserved for issuance under the Stock Option Plan and 1,294,800 shares reserved for issuance pursuant to options granted under the Senior Management Plan. Options to acquire 1,294,800 shares have been granted to certain executive officers of the Company under the Senior Management Plan prior to this Offering at a per share exercise price of $10.50. Options to acquire 180,000 shares, 50,000 shares and 307,000 were granted to the non-employee directors, certain officers and other employees of the Company, respectively, under the Stock Option Plan at a per share exercise price equal to $17.00, $17.00 and $17.125, respectively. See "Management--Stock Options."

                                  RISK FACTORS

  See "Risk Factors" for a description of certain factors which should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

                        SUMMARY FINANCIAL AND OTHER DATA
                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

                                                   PRO                     PRO
                                                 FORMA(1)                FORMA(1)
                                                 --------                --------
                                    YEARS ENDED                 SIX MONTHS
                                   DECEMBER 31,               ENDED JUNE 30,
                          ------------------------------- -----------------------
                           1993   1994    1995     1995    1995   1996     1996
                          ------ ------- ------- -------- ------ ------- --------
STATEMENTS OF EARNINGS
 DATA:
Revenues:
 Gains on sales of
  loans.................  $1,218 $ 9,572 $17,995 $12,204  $6,993 $20,788 $20,399
 Interest income........     407   2,136   4,305   4,305   1,967   4,970   4,709
                          ------ ------- ------- -------  ------ ------- -------
 Total revenues.........   1,625  11,708  22,300  16,509   8,960  25,758  25,108
                          ------ ------- ------- -------  ------ ------- -------
Expenses:
 Interest expense.......     175     886   3,414   3,748   1,177   3,365   3,365
 Personnel and
  commission expense....     475   2,156   4,190   4,191   1,603   4,105   4,105
 General and
  administrative
  expense...............     239   1,262   2,153   2,387     873   1,939   1,938
                          ------ ------- ------- -------  ------ ------- -------
 Total expenses.........     889   4,304   9,757  10,326   3,653   9,409   9,408
                          ------ ------- ------- -------  ------ ------- -------
Earnings before taxes...     736   7,404  12,543   6,183   5,307  16,349  15,700
Income taxes............     305   3,073   5,205   2,566   2,203   6,954   6,678
                          ------ ------- ------- -------  ------ ------- -------
Net earnings............  $  431 $ 4,331 $ 7,338 $ 3,617  $3,104 $ 9,395 $ 9,022
                          ====== ======= ======= =======  ====== ======= =======
Earnings per share......                         $   .32         $   .84 $   .81
                                                 =======         ======= =======
Weighted average number
 of shares
 outstanding(2).........                          11,165          11,181  11,181
Ratio of earnings to
 fixed charges..........   5.2:1   9.4:1   4.7:1   2.6:1   5.5:1   5.9:1   5.7:1

                              AS OF JUNE 30, 1996
                            ------------------------
                             ACTUAL   AS ADJUSTED(3)
                            --------  --------------
 BALANCE SHEET DATA:
 Loans held for sale......  $115,446     $115,446
 Interest-only and
  residual certificates...    40,749       40,749
 Total assets.............   163,362      238,362
 Borrowings under
  warehouse lines of
  credit..................    78,170       78,170
 Convertible subordinated
  notes payable...........       --        75,000
 Due to affiliates........     1,967        1,967
 Total shareholders'
  equity..................    66,893       66,893

                                                YEARS ENDED           SIX MONTHS
                                               DECEMBER 31,             ENDED
                                         ---------------------------   JUNE 30,
                                          1993      1994      1995       1996
                                         -------  --------  --------  ----------
OPERATING STATISTICS:
Loan origination and purchases:
 Fixed-rate loans......................  $ 2,668  $ 28,599  $133,360   $118,985
 Variable-rate loans...................   38,888   161,698   155,122    140,868
                                         -------  --------  --------   --------
 Total loan originations and
  purchases............................  $41,556  $190,297  $288,482   $259,853
                                         -------  --------  --------   --------
Percent of loans secured by first
 mortgages.............................     96.4%     98.0%     83.2%      98.5%
Average principal balance per loan.....  $   127  $    117  $     87   $    117
Weighted average initial loan-to-value
 ratio.................................     67.7%     69.5%     76.1%      73.6%
Loan sales:
 Whole loan sales......................  $23,410  $121,362  $ 58,595   $    --
 Loans sold through securitizations....      --     70,173   164,870    233,000
                                         -------  --------  --------   --------
 Total loan sales......................  $23,410  $191,535  $223,465   $233,000
                                         =======  ========  ========   ========
Weighted average interest rate:
 Fixed-rate loans......................     10.5%     10.1%     11.8%      11.3%
 Variable-rate loans...................      8.0%      8.8%      9.3%       9.7%
Delinquencies as a % of loan servicing
 portfolio (at period end)(4)..........      6.9%      1.3%      3.4%       3.7%
Net losses on loans as a % of loan
 servicing portfolio (at period
 end)(5)...............................      0.0%      0.0%      0.0%       0.0%

-------
(1)See "Pro Forma Financial Data" included herein.
(2)For an explanation of the weighted average number of shares outstanding used to compute pro forma earnings per share, see Note 3 of the Notes to the Financial Statements included herein.

(3)As adjusted to reflect the issuance of the Convertible Notes by the Company in the Concurrent Offering (assuming no exercise of the underwriters' over-allotment option in connection therewith) and the application of the net proceeds therefrom. The consummation of this Offering is not conditioned upon the consummation of the Concurrent Offering. See "Capitalization."

(4)Includes securitized loans serviced by others and loans held for sale. Delinquencies include all loans over 30 days past due.

(5)Includes securitized loans serviced by others and loans held for sale. The Company has not experienced material loan losses in part due to the relatively unseasoned portfolio. The Company believes that over time its delinquency and loan loss experience will increase as its loan portfolio matures.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should consider carefully the following factors, as well as the other information appearing elsewhere in this Prospectus, in evaluating an investment in the Company. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

LIMITED HISTORY OF INDEPENDENT OPERATIONS

  The Company commenced operations in January 1993 as a division of SPTL and became an operating subsidiary of ICII in April 1995. Although the Company has been profitable for each year since inception and has experienced substantial growth in mortgage loan originations and total revenues, there can be no assurance that the Company will be profitable in the future or that these rates of growth will be sustainable or indicative of future results.

  Since inception in January 1993, the Company's growth in originating and purchasing loans has been significant. In light of this growth, the historical financial performance of the Company may be of limited relevance in predicting future performance. Also, the loans originated and purchased by the Company and included in the Company's securitizations have been outstanding for a relatively short period of time. The mortgage loans related to the interest-only and residual certificates retained by SPTL pursuant to the Contribution Transaction have generally had higher delinquency ratios than the Company's delinquency ratios, even though such loans were generally underwritten to SPFC's underwriting standards. Consequently, the delinquency and loss experience of the Company's loans to date may not be indicative of future results. It is unlikely that the Company will be able to maintain delinquency and loan loss ratios at their present levels as the Company's loan portfolio becomes more seasoned.

INTEREST-ONLY AND RESIDUAL CERTIFICATES

  At June 30, 1996, the Company's balance sheet reflected interest-only and residual certificates of approximately $40.7 million valued by the Company in accordance with SFAS No. 115, "Accounting for Certain Debt and Equity Securities." The Company records as an investment its retained interest in its securitized loans (both interest-only and residual certificates) and derives a substantial portion of its income by recognizing gains upon sales of senior interests in loans through securitizations. Realization of these interest-only and residual certificates in cash is subject to the prepayment and loss characteristics of the underlying loans and to the timing and ultimate realization of cash flows associated therewith. The Company estimates future cash flows from these interest-only and residual certificates, values them utilizing assumptions that it believes are consistent with those that would be utilized by an unaffiliated third party purchaser and records them as trading securities in accordance with SFAS No. 115. If actual experience differs from the assumptions used in the determination of the asset value, future cash flows and earnings could be negatively impacted and the Company could be required to reduce the value of its interest-only and residual certificates in accordance with SFAS No. 115. The value of such certificates can fluctuate widely and is extremely sensitive to changes in discount rates and projected mortgage loan prepayments. The Company has not experienced material loan losses and its aggregate delinquency experience has been relatively low, in part due to the relatively unseasoned portfolio. The Company believes that its aggregate delinquency and loan loss experience will increase as its loan portfolio matures. The Company has provided for the effect of projected losses on its interest-only and residual certificates through its discounted recourse liability, which was reflected on its balance sheets with a value of $4.8 million at June 30, 1996. To the Company's knowledge, there is no active market for the sale of these interest-only and residual certificates. No assurance can be given that interest-only and residual certificates could be sold at their reported value, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Considerations."

  Credit Risk Exposure. The documents governing the Company's securitizations require the trustee of the securitization to build over-collateralization levels through retention of cash otherwise payable to the interest-only and residual certificateholders ("residual interest distributions") and application thereof to reduce the principal balances of the senior interests issued by the related trust. This application causes the aggregate principal amount of the loans in the related pool to exceed the aggregate principal balance of the outstanding senior interests. Such excess amounts serve as credit enhancement for the related senior interests and are available to cover losses realized on loans held by such trust. The Company continues to be subject to the risks of default and foreclosure following the sale of loans through securitizations to the extent residual interest distributions are reduced by losses. Certain of the Company's interest-only and residual certificates relate to mortgage pools which include loans originated by ICII, SPTL and other unrelated originators, as well as the Company. To the extent the loss and delinquency characteristics of loans originated by such other originators are greater than the Company's, the Company will have additional credit exposure thereto. If losses exceed the current period residual interest distributions, an insurance policy will fund the losses and the insurer will be reimbursed from future residual interest distributions. Such over-collateralization levels are pre-determined by the entity issuing the guarantee on the related senior interests and are a condition to obtaining an "AAA/Aaa" rating thereon. In addition, such retention diverts cash which would otherwise flow to the Company. See footnote 3 of Notes to Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RECENT AND PLANNED EXPANSION

  The Company's total revenues and net earnings have grown significantly since inception, primarily due to increased mortgage origination, purchasing and sales activities. The Company intends to continue to pursue a growth strategy for the foreseeable future, primarily through the growth and expansion of its Wholesale Division and Correspondent Program, through the development of its Retail/Telemarketing Division and entering into strategic alliances with selected mortgage lenders. In particular, as part of the Company's strategic plan, it intends to use the Retail/Telemarketing Division, with its lower average cost for each originated loan, to increase the volume of loans originated. In addition, the Company is seeking to enter into strategic alliances with selected mortgage lenders, pursuant to which, among other things, the Company would provide financing arrangements and a commitment to purchase qualifying loans, and the related participant in such a strategic alliance would be entitled to participate in the potential profitability of Company sponsored securitizations. Each of these plans requires additional personnel and assets and there can be no assurance that the Company will be able to successfully expand and operate such divisions and programs profitably. In particular, it is anticipated that the Company's planned strategic alliances will require substantial capital commitments to fund residual and working capital financing, a substantial portion of which could be subject to the credit risk of the participant in the related strategic alliance. Although it is expected that the Company's commitments will be secured by the related participant's interest in the Company's interest-only and residual certificates, as applicable, in the event of a default by such a participant, the cash collected from such collateral may not be sufficient, in the event of substantially faster than anticipated prepayments on such collateral, to repay fully the Company's advances. There can be no assurance that the Company will anticipate and respond effectively to all of the changing demands that its expanding operations will have on the Company's management, information and operating systems and cash reserves and the failure of the Company to meet challenges of any such expansion could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the Company will successfully achieve its planned expansion or, if achieved, that the expansion will result in profitable operations.

LIQUIDITY AND CAPITAL RESOURCES

  Liquidity. The Company anticipates that it will continue operating on a negative cash flow basis as long as it continues to sell loans through securitizations and it continues to retain interest-only and residual certificates in the loans sold. The Company's primary operating cash requirements include the funding or payment of: (i) originations and purchases; (ii) investments in interest-only and residual certificates; (iii) fees and expenses incurred in connection with securitizations; (iv) interest expense incurred on borrowings under its warehouse facilities; (v) income taxes; (vi) capital expenditures; (vii) fund advances under its strategic alliance program; and (viii) other operating and administrative expenses. The Company funds these cash requirements primarily through capital market transactions, warehouse financing and whole loan sales and securitizations.

  Need for Additional Financing. The Company's ability to implement its business strategy will depend upon its ability to continue to effect securitizations, establish alternative long-term financing arrangements, maintain sufficient financing under warehousing facilities upon acceptable terms and to access the public or private capital markets in connection with the issuance of its equity or debt securities. There can be no assurance that such financing will be available to the Company on favorable terms, if at all. If such financing were not available or the Company's capital requirements exceed anticipated levels, then the Company would be required to obtain additional financing. The Company cannot presently estimate the amount and timing of additional financing requirements because such requirements are dependent upon, among other things, the growth of the Company. If the Company were unable to raise such additional capital, its results of operations and financial condition would be adversely affected. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

  In addition, pursuant to the ICII Note Indenture (as defined below), for so long as ICII owns more than 50% of the Company's outstanding voting securities, the Company may be limited in the amount of indebtedness it may incur. See "--Control by Existing Shareholder; Limitations Imposed."

  Dependence on Warehouse Financing. The Company relies significantly upon its access to warehouse credit facilities in order to fund new originations and purchases. The Company has a $200 million warehouse line of credit which expires on April 1, 1997 and is guaranteed by ICII, and has entered into another warehouse line of credit for which the lender did not require ICII's guarantee. The Company expects to be able to maintain its existing warehouse lines of credit (or to obtain replacement or additional financing) as the current arrangements expire or become fully utilized; however, there can be no assurance that such financing will be obtainable on favorable terms, if at all. To the extent that the Company is unable to maintain its warehouse lines of credit, the Company may have to curtail loan origination and purchasing activities, which could have a material adverse effect on the Company's operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Dependence on Securitizations. Since March 1994, the Company has pooled and sold through securitizations senior interests in an increasing percentage of the loans which it originates or purchases. The Company relies significantly upon securitizations to generate cash proceeds for repayment of its warehouse line and to create credit availability to purchase additional loans. Further, gains on sales from the Company's securitizations represent a significant portion of the Company's revenues. Several factors affect the Company's ability to complete securitizations of its loans, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, the credit quality of the Company's portfolio of loans and the Company's ability to obtain credit enhancement. If the Company were unable to securitize profitably a sufficient number of its loans in a particular financial reporting period, then the Company's revenues for such period would decline which could result in lower income or a loss for such period. In addition, unanticipated delays in closing a securitization could also increase the Company's interest rate risk by increasing the warehousing period for its loans.

  In order to gain access to the securitization market, the Company has relied on credit enhancements provided by monoline insurance companies to guarantee senior interests in the related trusts to enable it to obtain an "AAA/Aaa" rating for such interests. Any substantial reductions in the size or availability of the securitization market for the Company's loans or the unwillingness of insurance companies to guarantee the senior interests in the Company's loan pools could have a material adverse effect on the Company's results of operations and financial condition.

  The Company endeavors to effect quarterly public securitizations of its loan pools. However, market and other considerations, including the conformity of such loan pools to the requirements of monoline insurance companies and rating agencies, affect the timing of such transactions. Any delay in the sale of a loan pool beyond a quarter-end would postpone the recognition of gain related to such loans and would likely result in lower income or a loss for such quarter being reported by the Company.

ECONOMIC CONDITIONS

  General. The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because of the Company's focus on borrowers who are unable or unwilling to obtain mortgage financing from conventional mortgage sources, whether for reasons of credit impairment, income qualification or credit history or a desire to receive funding on an expedited basis ("Sub-prime Borrowers"), the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than those currently experienced in the mortgage lending industry in general. Any sustained period of such increased delinquencies, foreclosures or losses could adversely affect the pricing of the Company's loan sales whether through whole loan sales or securitizations.

  Changes in Interest Rates. Profitability may be directly affected by the level of and fluctuations in interest rates which affect the Company's ability to earn a spread between interest received on its loans held for sale and rates paid on warehouse line. The Company's profitability may be adversely affected during any period of unexpected or rapid change in interest rates. A substantial and sustained increase in interest rates could adversely affect the Company's ability to originate and purchase loans. A significant decline in interest rates could increase the level of loan prepayments and require the Company to write down the value of its interest-only and residual certificates, thereby adversely impacting earnings.

  Variable-rate mortgage loans (which includes loans that have initial fixed rate terms of up to three years) originated or purchased by the Company amounted to $161.7 million, $155.1 million and $140.9 million in principal amount during the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, respectively. Substantially all such variable-rate mortgage loans included a "teaser" rate, i.e., an initial interest rate significantly below the fully indexed interest rate at origination. Although these loans are underwritten assuming the fully indexed rate at origination, borrowers may encounter financial difficulties as a result of increases in the interest rate over the life of the loans.

  The market value of fixed-rate mortgage loans has a greater sensitivity to changes in market interest rates than adjustable-rate mortgage loans. As the Company's production of fixed-rate mortgage loans has increased, the Company has implemented various hedging strategies to mitigate the change in market value of fixed-rate mortgage loans held for sale between the date of origination and sale. Commencing in August 1995, these strategies have included selling short and selling forward United States Treasury securities and pre-funding loan originations in its securitizations. The Company currently hedges its fixed-rate mortgage loans held for sale by selling forward a combination of United States Treasury securities of various maturities whose combined change in value due to a change in interest rates closely approximates the change in value of the mortgage loans hedged. In the future the Company may hedge its variable-rate mortgage loans and interest-only and residual certificates with hedging transactions which may include forward sales of mortgage loans or mortgage-backed securities, interest rate caps and floors and buying and selling of futures and options on futures. The nature and quantity of hedging transactions are determined by the Company's management based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. No assurance can be given that such hedging transactions will offset the risks of changes in interest rates, and it is possible that there will be periods during which the Company could incur losses after accounting for its hedging activities. See "Business--Hedging."

  In addition, the Company hedges future production of mortgage loans through a pre-funding mechanism in connection with its securitizations. In its securitization transactions, investors deposit cash (the "pre-funded amount") into the related trust to purchase the loans the Company commits to sell on a forward basis. This pre-funded amount is invested pending use in short term obligations which pay a lower interest rate than the interest rate the trust is obligated to pay certificate investors on the outstanding balance of the pre-funded amount. The Company is required to deposit at the closing of the related transaction an amount sufficient to make up the difference between these rates.

RISKS RELATED TO LOWER CREDIT GRADE BORROWERS

  Loans made to Sub-prime Borrowers may entail a higher risk of delinquency and higher losses than loans made to borrowers who utilize conventional mortgage sources. While the Company believes that the underwriting criteria it employs enable it to mitigate the higher risks inherent in loans made to Sub-prime Borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. In the event that pools of loans sold by the Company in which the Company retains interest-only and residual certificates experience higher losses than anticipated, the Company's results of operations or financial condition could be adversely affected.

  The Company currently offers multiple mortgage loan products to Sub-prime Borrowers which it classifies as A through D credit levels. The Company intends to increase its focus on lower credit levels such as C and D credit loans. The Company requires a higher interest rate and a lower loan-to-value ratio on C and D loans than it requires for higher grade sub-prime mortgage loans. The Company believes that higher interest rates and lower loan-to-value ratios required for lower credit grade borrowers should offset the risks inherent in lower credit grade lending. However, there can be no assurance that the Company will not experience loan losses in connection with such lending activities which could have a material adverse effect on the Company's results of operations or financial condition.

RISKS OF CONTRACTED SERVICING

  The Company currently contracts for the servicing of all loans it originates, purchases and holds for sale with Advanta. This arrangement allows the Company to increase the volume of loans it originates and purchases without incurring the overhead investment in servicing operations. As with any external service provider, the Company is subject to risks associated with inadequate or untimely services. The Company regularly reviews the delinquencies of its servicing portfolio. Many of the Company's borrowers require notices and reminders to keep their loans current and to prevent delinquencies and foreclosures. A substantial increase in the Company's delinquency rate or foreclosure rate could adversely affect its ability to access profitably the capital markets for its financing needs, including future securitizations. Although the Company periodically reviews the costs associated with establishing servicing operations to service the loans it originates and purchases, it has no plans to establish and perform servicing operations at this time. See "Business--Loan Servicing and Delinquencies."

  The Company's servicing agreement with Advanta provides that if the Company desires to terminate the agreement without cause (as defined in the agreement) upon 90 days' written notice, the Company will be required to pay Advanta an amount equal to 1% of the aggregate principal balance of the mortgage loans being serviced by Advanta at such time. Further, the agreement provides that the Company shall pay Advanta a transfer fee of $100 per loan for any mortgage loan which the Company transfers from Advanta to another servicer, without terminating the agreement. Depending upon the size of the Company's loan portfolio serviced by Advanta at any point in time, the termination penalty that the Company would be obligated to pay Advanta may be substantial.

  Advanta currently services the loans in each of the Company's public securitizations. With respect to such loans, the related pooling and servicing agreements do not permit Advanta to be terminated except under specific conditions described in such agreements, which generally include various loss and delinquency tests and failure to make payments, including advances, within specific time periods. Such termination would generally be at the option of the holders of the related certificates and/or the financial guaranty insurer for such securitization and not at the option of the Company. If a new servicer were selected with respect to any such securitization, the change in servicing may result in greater delinquencies and losses on the related loans, which would adversely impact the value of the interest-only and residual certificates held by the Company in connection with such securitization.

DEPENDENCE ON A LIMITED NUMBER OF KEY PERSONNEL

  The Company's growth and development to date have been largely dependent upon the services of Robert W. Howard and Bernard A. Guy, President and Executive Vice President of the Company, respectively. The Company does not have and does not presently intend to acquire key-man life insurance on any of its key personnel. The loss of Messrs. Howard's or Guy's services for any reason could have a material adverse effect on the Company. The Company has entered into employment agreements with Messrs. Howard and Guy. See "Management--Executive Compensation--Employment Agreements."

CONTROL BY EXISTING SHAREHOLDER; LIMITATIONS IMPOSED

  After this Offering, ICII will beneficially own approximately 51.2% of the outstanding Common Stock of the Company (or 50.1% if the Underwriters' over-allotment option is exercised in full). Although the percentage ownership by ICII after the Offering and the exercise of outstanding stock options may eventually be reduced to less than 50%, it is likely that ICII will continue to be able to control the election of at least a majority of the members of the Company's Board of Directors and to determine all corporate actions for the foreseeable future. The Company's Board of Directors will independently approve ordinary corporate transactions, including, but not limited to, financing arrangements between the Company and non-ICII entities, without the prior approval of ICII. Under the Company's bylaws, as long as ICII directly owns at least 25% of the Company's outstanding voting stock, the Audit Committee of the Company's Board of Directors (consisting of directors independent of both management and ICII) must independently approve all transactions between the Company and ICII. See "Beneficial Ownership of Securities and Selling Shareholder."

  In January 1994, ICII, the Company's parent, issued $90 million principal amount of Senior Notes due 2004 (the "Notes"). The indenture for the Notes (the "ICII Note Indenture") contains financial and operating covenants of ICII whereby ICII agrees to take or refrain from taking, and to cause those of its subsidiaries for which it owns a majority of the voting securities (such subsidiaries of ICII, "ICII Subsidiaries"), including the Company, to take or refrain from taking, certain actions regarding the financial operations of ICII and the ICII Subsidiaries. The ICII Note Indenture provides that ICII will not and will not permit the ICII Subsidiaries to create, incur, assume, guarantee or otherwise become liable with respect to any indebtedness in an aggregate consolidated principal amount outstanding at any one time in excess of $5 million, unless (i) such indebtedness is under a mortgage loan repurchase agreement or repurchase facility with an original maturity not to exceed 180 days, (ii) such indebtedness is under any warehouse line of credit or similar facility secured primarily by mortgage loans held for sale or (iii) no default shall have occurred and be continuing under the ICII Note Indenture and (A) such indebtedness is not subordinated in right of payment to the Notes and does not require any principal payment, redemption payment or sinking fund payment thereon, in whole or in part, to be made on or prior to the stated maturity date of the Notes and (B) immediately after giving effect thereto, the aggregate principal amount of ICII's adjusted consolidated indebtedness (as defined in the ICII Note Indenture) would not exceed 200% of ICII's adjusted net worth (as defined in the ICII Note Indenture) as of the last day of the immediately preceding fiscal quarter. The ICII Note Indenture also prohibits ICII from selling shares of the Company's Common Stock in an amount that would cause ICII's ownership to be reduced below 50% of the outstanding Common Stock. The ICII Note Indenture does not permit either ICII's or the Company's Board of Directors to waive such covenants. While the Company is not a party to the ICII Note Indenture, the Company has agreed not to take any action which would cause a violation of the terms of the ICII Note Indenture. The Offering will not cause a violation of the terms of the Indenture. However, as long as the Notes remain outstanding and the Company is an ICII Subsidiary, the Company may be adversely affected by limitations on its ability to incur indebtedness. These limitations could (i) cause the Company to operate in a manner which generated cash but was less profitable than it otherwise could be, (ii) curtail its growth plans or (iii) otherwise adversely affect its operations.

CONFLICTS OF INTEREST WITH CONTROLLING SHAREHOLDER

  On November 20, 1995, ICII sold certain assets to Imperial Credit Mortgage Holdings, Inc. ("IMH"), a real estate investment trust. In connection therewith, ICII executed a non-compete agreement (the "Non-Compete Agreement") and a right of first refusal agreement (the "Right of First Refusal Agreement"), each having a term of two years. Pursuant to the Non-Compete Agreement, except as set forth below, ICII and any entity of which ICII owns more than twenty-five percent (25%) of the voting securities (a "25% Entity") may not (i) compete with the warehouse lending operations of IMH (whereby IMH provides short-term lines of credit to approved mortgage banks to finance mortgage loans during the time from the closing of the loans to their sale or other settlement with pre-approved investors), (ii) establish a network of third party correspondent loan originators and (iii) establish another end-investor in sub-prime mortgage loans. The Non-Compete Agreement provides explicitly, however, that the Company "may continue its business which is primarily to act as a wholesale originator and bulk purchaser of non-conforming mortgage loans." Pursuant to the Right of First Refusal Agreement, ICII granted ICI Funding Corporation, a subsidiary of IMH ("ICIFC"), a right of first refusal to purchase all non-conforming mortgage loans that ICII or any 25% Entity desires to sell. Under this Agreement, the Company must give ICIFC 24 hours' prior written notice of the terms of any proposed sales of non-conforming mortgage loans. There have been no claims made under the Right of First Refusal Agreement by ICIFC as a result of the Company's operations to date.

RISKS RELATED TO REPRESENTATIONS AND WARRANTIES IN LOAN SALES AND
SECURITIZATIONS

  In connection with its securitizations, the Company transfers loans originated or purchased by the Company to a trust in exchange for cash and interest-only and residual certificates issued by the trust. The trustee and the monoline insurance company with respect to such securitization will have recourse to the Company with respect to the breach of representations or warranties made by the Company at the time such loans are transferred. In connection with any such breach with respect to any loan, the Company will be required either to (i) purchase such loan from the trust or (ii) substitute such loan with a substantially similar one. While the Company generally has recourse to the sellers of mortgage loans for any such breaches, there can be no assurance of the sellers' abilities to honor their respective obligations. Also, the Company has in the past and may in the future engage in bulk whole loan sales pursuant to agreements that generally provide for recourse by the purchaser against the Company in the event of a breach of a representation or warranty made by the Company, any fraud or misrepresentation during the mortgage loan origination process or upon early default on such mortgage loans. The Company generally limits the potential remedies of such purchasers to the potential remedies the Company receives from the persons from whom the Company purchased such mortgage loans. However, in some cases, the remedies available to a purchaser of mortgage loans from the Company may be broader than those available to the Company against the sellers of such loans, and should a purchaser enforce its remedies against the Company, the Company may not always be able to enforce whatever remedies the Company may have against such sellers.

  In the ordinary course of its business, the Company is subject to claims made against it by borrowers, and by monoline insurance carriers and trustees in the Company's securitizations, arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's results of operations or financial condition; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company's results of operations and financial condition.

COMPETITION

  As a marketer of mortgage loans, the Company faces intense competition, primarily from mortgage banking companies, commercial banks, credit unions, thrift institutions and finance companies. Many of these competitors are substantially larger and have more capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan, customer service, marketing distribution channels and loan pricing. Furthermore, the current level of gains realized by the Company and its competitors on the sale of the type of loans they originate and purchase is attracting and may continue to attract additional competitors into this market with the possible effect of lowering gains that may be realized on the Company's loan sales. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have locked in low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's customers to refinance their loans.

DEPENDENCE ON WHOLESALE BROKERS

  The Company depends largely on independent mortgage brokers, financial institutions and mortgage bankers for its originations and purchases of mortgage loans. The Company's competitors also seek to establish relationships with such independent mortgage brokers, financial institutions and mortgage bankers, none of whom is contractually obligated to continue to do business with the Company. In addition, the Company expects the volume of wholesale loans that it originates and purchases to increase. The Company's future results may become more exposed to fluctuations in the volume and cost of its wholesale loans resulting from competition from other originators and purchasers of such loans, market conditions and other factors.

ENVIRONMENTAL LIABILITIES

  In the course of its business, the Company may acquire real property securing loans that are in default. There is a risk that hazardous substances or waste, contaminants, pollutants or sources thereof could be discovered on such properties after acquisition by the Company. In such event, the Company might be required to remove such substances from the affected properties at its sole cost and expense. There can be no assurances that the cost of such removal would not substantially exceed the value of the affected properties or the loans secured by such properties or that the Company would have adequate remedies against the prior owners or other responsible parties, or that the Company would not find it difficult or impossible to sell the affected real properties either prior to or following any such removal.

LEGISLATIVE OR REGULATORY RISKS

  Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company.

  The Company's domestic business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on a substantial portion of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act and Regulation B, as amended ("ECOA"), the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act ("RESPA") and Regulation X, the Fair Housing Act, the Home Mortgage Disclosure Act and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting the Company's activities. The Company is also subject to the rules and regulations of and examinations by the Department of Housing and Urban Development ("HUD") and state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

  Although the Company believes that it has systems and procedures to facilitate compliance with these requirements and believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance more difficult or expensive.

POSSIBLE VOLATILITY OF STOCK PRICE; EFFECT OF FUTURE OFFERINGS ON MARKET PRICE OF COMMON STOCK

  The market price of the Common Stock may experience fluctuations that are unrelated to the Company's operating performance. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the consumer finance industry such as, among other things, interest rate movements. In addition, the Company's operating income on a quarterly basis is significantly dependent upon the successful completion of the Company's loan sales and securitizations in the market, and the Company's inability to complete these transactions in a particular quarter may have a material adverse impact on the Company's results of operations for that quarter and could, therefore, negatively impact the price of the Common Stock.

  The Company may increase its capital by making additional private or public offerings of its Common Stock, securities convertible into its Common Stock (including the planned Concurrent Offering), preferred stock or debt securities. The actual or perceived effect of such offerings, the timing of which cannot be predicted, may be the dilution of the book value or earnings per share of the Common Stock outstanding, which may result in the reduction of the market price of the Common Stock and affect the Company's ability to access the capital markets.

SHARES ELIGIBLE FOR FUTURE SALE

  The sales of substantial amounts of the Company's Common Stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Common Stock. Upon completion of this Offering, the Company will continue to have outstanding 13,825,000 shares of Common Stock. The 1,000,000 shares (1,150,000 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock offered hereby will be immediately eligible for sale in the public market without restriction beginning on the date of this Prospectus. The remaining 7,075,000 shares (6,925,000 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock held by ICII are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act") and are eligible for sale subject to the holding period, volume and other limitations imposed thereby. The Securities and Exchange Commission has announced potential changes to Rule 144 that could result in restricted shares becoming eligible for sale earlier than two years from the date of issuance of such shares. However, the Company has entered into a registration rights agreement with ICII (the "ICII Registration Rights Agreement") pursuant to which the Company has agreed to file one or more registration statements under the Securities Act in the future for the sale of the shares of the Company held by ICII, subject to certain conditions set forth therein. Pursuant to the ICII Registration Rights Agreement, the Company will use its reasonable efforts to cause such registration statements to be kept continuously effective for the public sale from time to time of shares of the Company held by ICII. The Company, ICII and the executive officers and directors of the Company have agreed with the Underwriters and the underwriters of the Concurrent Offering that, subject to certain conditions, for a period of 120 days following the commencement of this Offering and the Concurrent Offering, respectively, they will not sell, contract to sell or otherwise dispose of any shares of Common Stock or rights to acquire such shares (other than pursuant to employee plans) without the prior written consent of NatWest on behalf of the Underwriters or the underwriters of the Concurrent Offering. See "Underwriting."

  Additionally, there are outstanding stock options to purchase 1,294,800 shares of Common Stock which have been granted at an exercise price of $10.50 per share to executive officers of the Company under the Senior Management Plan, none of which, except in the event of a change of control of the Company, will be exercisable until November 1996. Stock options for an additional 180,000 shares, 50,000 shares and 307,000 shares of Common Stock have been granted to the non-employee directors, certain officers and other employees of the Company, respectively, under the Stock Option Plan at a per share exercise price equal to $17.00, $17.00 and $17.125, respectively, none of which, except in the event of a change of control of the Company, will be exercisable until 1997. An additional 757,800 shares of Common Stock are reserved for future issuance pursuant to the Stock Option Plan. The Company has registered under the Securities Act shares reserved for issuance under the Stock Option Plan and Senior Management Plan.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of shares in this Offering.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock began to trade on the NYSE on June 13, 1996 under the symbol "SFC." The following table sets forth the range of high and low last reported sale prices per share for the Common Stock for the periods indicated as reported by the NYSE from the completion of the IPO on June 13, 1996. On October 23, 1996, the last reported sale price per share for the Common Stock on the NYSE was $31.375.

1996:

MONTH                                                               HIGH   LOW
-----                                                              ------ ------
June.............................................................. $19.00 $16.38
July..............................................................  19.50  15.25
August............................................................  27.00  20.00
September.........................................................  27.63  24.75
October (through October 23, 1996)................................  34.00  25.00

  As of September 30, 1996, there were 8 holders of record of the Common Stock who the Company believes held shares for in excess of 2,000 beneficial owners.

  The Company has never paid any cash dividends on its Common Stock. The Company intends to retain all of its future earnings to finance its operations and does not anticipate paying cash dividends in the foreseeable future. Any decision made by the Company's Board of Directors to declare dividends in the future will depend upon the Company's future earnings, capital requirements, financial condition and other factors deemed relevant by the Company's Board of Directors.

                                CAPITALIZATION

  The sale of the shares of Common Stock by the Selling Shareholder offered hereby will not affect the Company's capitalization.

  The following table sets forth the capitalization of the Company at June 30, 1996, as adjusted to give effect to the issuance of the Convertible Notes by the Company in the Concurrent Offering (assuming no exercise of the underwriters' over-allotment option in connection therewith) and the application of the net proceeds therefrom. The consummation of this Offering is not contingent upon the consummation of the Concurrent Offering. There can be no assurance that the Concurrent Offering will be consummated and, if so, on what terms. This table should be read in conjunction with the Company's Financial Statements and the Notes thereto (included elsewhere herein).

                                                                    AS OF
                                                                JUNE 30, 1996
                                                               ----------------
                                                                          AS
                                                               ACTUAL  ADJUSTED
                                                               ------- --------
                                                                (IN THOUSANDS)
Short-term debt:
 Borrowings under warehouse lines of credit................... $78,170 $ 78,170
 Due to affiliates............................................   1,967    1,967
                                                               ------- --------
    Total short-term debt..................................... $80,137 $ 80,137
                                                               ======= ========
Long-term debt:
    % Convertible Subordinated Notes due 2006................. $   --  $ 75,000
                                                               ------- --------
    Total long-term debt...................................... $   --  $ 75,000
                                                               ------- --------
Shareholders' equity:
 Preferred stock, no par value; 5,000,000 shares authorized;
  none issued and outstanding actual and as adjusted..........     --       --
 Common Stock, no par value; 50,000,000 shares authorized;
  13,825,000 shares issued and outstanding; actual and as
  adjusted*................................................... $53,839 $ 53,839
 Contributed capital..........................................     250      250
 Retained earnings............................................  12,804   12,804
                                                               ------- --------
    Total shareholders' equity................................  66,893   66,893
                                                               ------- --------
    Total capitalization...................................... $66,893 $141,893
                                                               ======= ========

--------
* Does not include 1,294,800 shares reserved for issuance under the Stock Option Plan, and 1,294,800 shares reserved for issuance pursuant to options granted under the Senior Management Plan. Options to acquire 1,294,800 shares were granted to certain executive officers of the Company pursuant to the Senior Management Plan at a per share exercise price of $10.50. Options to acquire 180,000 shares, 50,000 shares and 307,000 shares were granted to the non-employee directors, certain officers and other employees of the Company, respectively, under the Stock Option Plan at a per share exercise price equal to $17.00, $17.00 and $17.125, respectively. See "Management-- Stock Options."

                       SELECTED FINANCIAL AND OTHER DATA
               (In thousands, except per share data and ratios)

  The following selected statements of earnings and balance sheet data as of December 31, 1995, and for each of the years in the three year period ended December 31, 1995 have been derived from the Company's financial statements audited by KPMG Peat Marwick LLP, independent auditors, whose report with respect thereto appears elsewhere herein. Such selected financial data should be read in conjunction with those financial statements and the notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" also included elsewhere herein. The following selected statements of earnings and balance sheet data as of June 30, 1996 and for each of the six-month periods ended June 30, 1995 and 1996 have been derived from the unaudited financial statements of the Company and include all adjustments, consisting only of normal recurring accruals, which management considers necessary for a fair presentation of such financial information for those periods. Results for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the year ending December 31, 1996 or for any other period within that year. The unaudited historical balance sheet data as of June 30, 1996 and the pro forma financial data for the year ended December 31, 1995 and the six months ended June 30, 1996 reflect the Contribution Transaction.

                                                  PRO                     PRO
                                                FORMA(1)                FORMA(1)
                                                --------                --------
                                                            SIX MONTHS ENDED
                            YEARS ENDED DECEMBER 31,            JUNE 30,
                         ------------------------------- -----------------------
                          1993   1994    1995     1995    1995   1996     1996
                         ------ ------- ------- -------- ------ ------- --------
STATEMENTS OF EARNINGS
 DATA:
Revenues:
  Gains on sales of
   loans................ $1,218 $ 9,572 $17,995 $12,204  $6,993 $20,788 $20,399
  Interest income.......    407   2,136   4,305   4,305   1,967   4,970   4,709
                         ------ ------- ------- -------  ------ ------- -------
    Total revenues......  1,625  11,708  22,300  16,509   8,960  25,758  25,108
                         ------ ------- ------- -------  ------ ------- -------
Expenses:
  Interest expense......    175     886   3,414   3,748   1,177   3,365   3,365
  Personnel and
   commission expense...    475   2,156   4,190   4,191   1,603   4,105   4,105
  General and
   administrative
   expense..............    239   1,262   2,153   2,387     873   1,939   1,938
                         ------ ------- ------- -------  ------ ------- -------
    Total expenses......    889   4,304   9,757  10,326   3,653   9,409   9,408
                         ------ ------- ------- -------  ------ ------- -------
Earnings before taxes...    736   7,404  12,543   6,183   5,307  16,349  15,700
Income taxes............    305   3,073   5,205   2,566   2,203   6,954   6,678
                         ------ ------- ------- -------  ------ ------- -------
Net earnings............ $  431 $ 4,331 $ 7,338 $ 3,617  $3,104 $ 9,395 $ 9,022
                         ====== ======= ======= =======  ====== ======= =======
Earnings per share......                        $   .32         $   .84 $   .81
                                                =======         ======= =======
Weighted average number
 of shares
 outstanding(2).........                         11,165          11,181  11,181
Ratio of earnings to
 fixed charges..........  5.2:1   9.4:1   4.7:1   2.6:1   5.5:1   5.9:1   5.7:1

                                                           AS OF JUNE 30, 1996
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                         -------- --------------
BALANCE SHEET DATA:
Loans held for sale..................................... $115,446    $115,446
Interest-only and residual certificates.................   40,749      40,749
Total assets............................................  163,362     238,362
Borrowings under warehouse lines of credit..............   78,170      78,170
Convertible subordinated notes payable..................      --       75,000
Due to affiliates.......................................    1,967       1,967
Total shareholders' equity..............................   66,893      66,893

                                               YEARS ENDED           SIX MONTHS
                                              DECEMBER 31,             ENDED
                                        ---------------------------   JUNE 30,
                                         1993      1994      1995       1996
                                        -------  --------  --------  ----------
OPERATING STATISTICS:
Loan origination and purchases:
  Fixed-rate loans....................  $ 2,668  $ 28,599  $133,360   $118,985
  Variable-rate loans.................   38,888   161,698   155,122    140,868
                                        -------  --------  --------   --------
    Total loan originations and
     purchases........................  $41,556  $190,297  $288,482   $259,853
                                        -------  --------  --------   --------
Percent of loans secured by first
 mortgages............................     96.4%     98.0%     83.2%      98.5%
Average principal balance per loan....  $   127  $    117  $     87   $    117
Weighted average initial loan-to-value
 ratio................................     67.7%     69.5%     76.1%      73.6%
Loan sales:
  Whole loan sales....................  $23,410  $121,362  $ 58,595   $    --
  Loans sold through securitizations..      --     70,173   164,870    233,000
                                        -------  --------  --------   --------
    Total loan sales..................  $23,410  $191,535  $223,465   $233,000
                                        =======  ========  ========   ========
Weighted average interest rate:
  Fixed-rate loans....................     10.5%     10.1%     11.8%      11.3%
  Variable-rate loans.................      8.0%      8.8%      9.3%       9.7%
Delinquencies as a % of loan servicing
 portfolio (at period end)(4).........      6.9%      1.3%      3.4%       3.7%
Net losses on loans as a % of loan
 servicing portfolio
 (at period end)(5)...................      0.0%      0.0%      0.0%       0.0%

--------
(1) See "Pro Forma Financial Data" included herein.

(2) For an explanation of the weighted average number of shares outstanding used to compute pro forma earnings per share, see Note 3 of the Notes to the Financial Statements included herein.

(3) As adjusted to reflect the issuance of the Convertible Notes by the Company in the Concurrent Offering (assuming no exercise of the underwriters' over-allotment option in connection therewith) and the application of the net proceeds therefrom. The consummation of this Offering is not conditioned upon the consummation of the Concurrent Offering. There can be no assurance that the Concurrent Offering will be consummated and, if so, on what terms. See "Capitalization."

(4) Includes securitized loans serviced by others and loans held for sale. Delinquencies include all loans over 30 days past due.

(5) Includes securitized loans serviced by others and loans held for sale. The Company has not experienced material loan losses in part due to the relatively unseasoned portfolio. The Company believes that over time its delinquency and loan loss experience will increase as its loan portfolio matures.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the preceding Selected Financial Data and the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Prospectus. The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

  In October 1994, ICII incorporated the Company as part of a strategic decision to form a separate subsidiary through which to operate SPTL's residential lending division. To further this strategy, in December 1994, ICII made a capital contribution of $250,000 to the Company in exchange for 100% of its outstanding capital stock, and in April 1995, ICII caused SPTL to contribute to the Company certain customer lists of SPTL's residential lending division relating to the ongoing operations of such division. In addition, in April 1995, all employees of SPTL's residential lending division became employees of the Company. SPTL retained all other assets and all liabilities related to the contributed operations including all residual interests generated in connection with securitizations effected by SPTL's residential lending division. Shareholders of the Company do not have any interest in assets retained by SPTL as part of the Contribution Transaction. In June 1996, the Company completed the IPO, raising net proceeds of approximately $54 million.

GENERAL

 Overview

  The Company is engaged in the business of originating, purchasing and selling mortgage loans secured primarily by one-to-four family residences. The majority of the Company's loans are made to owners of single family residences who use the loan proceeds to consolidate and refinance debt, finance home improvements and fund educational expenses. The Company originates and purchases loans through its Wholesale Division, its Correspondent Program, its Retail/Telemarketing Division and its Institutional Division.

  The Company's primary source of revenue is the recognition of gains from the sale of senior interests in loans through securitizations. The Company recognizes gains from the sale of senior interests as the excess of the net proceeds received on the sale and the fair value of the interest-only and residual certificates retained by the Company over the Company's basis in such loans and a provision for credit losses. The fair value of the interest-only and residual certificates is an estimate of the present value of the future cash flows from such certificates, which are subject to the prepayment and loss characteristics of the underlying loans. See "Business--Loan Sales and Securitizations." The Company securitized and sold senior interests in loans with principal balances of $70.2 million, $164.9 million and $233.0 million during the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, respectively, which represented 36.7%, 73.8% and 100.0% of total loans sold by the Company during the respective periods. The Company anticipates that it will continue to sell senior interests in a majority of its loans through securitization transactions after the Offering and will strategically sell loans in whole loan transactions when such transactions are economically advantageous.

LOAN ORIGINATIONS AND PURCHASES

  The following table summarizes the Company's loan originations and purchases for the periods shown.

                                                               SIX MONTHS ENDED
                                  YEARS ENDED DECEMBER 31,         JUNE 30,
                                  ---------------------------  ----------------
                                   1993      1994      1995          1996
                                  -------  --------  --------  ----------------
                                            (DOLLARS IN THOUSANDS)
Principal balance...............  $41,556  $190,297  $288,482      $259,853
Number of loans.................      328     1,624     3,313         2,221
Average principal balance per
 loan...........................  $   127  $    117  $     87      $    117
Weighted average interest rate..      8.2%      9.0%     10.4%         10.4%
Weighted average initial loan-
 to-value ratio(1)..............     67.7%     69.5%     76.1%         73.6%
Percentage of loans secured by:
  One-to-four family resi-
   dences.......................    100.0%    100.0%    100.0%        100.0%
  First mortgages...............     96.4%     98.0%     83.2%         98.5%

--------
(1) The weighted average initial loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the appraised value of the mortgaged property at origination. The weighted average initial loan-to-value ratio of a loan secured by a second mortgage is determined by taking the sum of the outstanding loan and the new loans secured by the first and second mortgages and dividing by the appraised value of the mortgaged property at origination.

  The Company increased its loan origination and purchase volume from $41.5 million during 1993 to $288.5 million during 1995, representing a compound annual growth rate of 164% over this two year period. This increase in loan origination and purchase volume was primarily due to the expansion of the Company's Wholesale Division, during which the Company opened offices in three new states and increased the number of account executives from four to 30. At June 30, 1996, the Company had 50 account executives.

RESULTS OF OPERATIONS

 Six Months Ended June 30, 1996 Compared to the Six Months Ended June 30, 1995

  Total revenues increased $16.8 million or 187% to $25.8 million for the six months ended June 30, 1996 from $9.0 million in the six months ended June 30, 1995. During the same period, the Company's total expenses increased $5.8 million or 158% to $9.4 million from $3.7 million. As a result, the Company's net earnings increased $6.3 million or 203% to $9.4 million for the six months ended June 30, 1996 from $3.1 million for the six months ended June 30, 1995.

 Revenues

  The following table sets forth the components of the Company's revenues for the periods shown.

                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,
                                                                  --------------
                                                                   1995   1996
                                                                  ------ -------
                                                                  (IN THOUSANDS)
   Revenues:
     Gains on sales of loans..................................... $6,993 $20,788
     Interest income.............................................  1,967   4,970
                                                                  ------ -------
       Total revenues............................................ $8,960 $25,758
                                                                  ====== =======

  Total revenues increased $16.8 million or 187% to $25.8 million for the six months ended June 30, 1996 from $9.0 million for the six months ended June 30, 1995. The increase in revenues was primarily the result of increased gain on sale of loans and increased interest income due to higher loan originations and securitizations. Gains on sales of loans increased $13.8 million or 197% to $20.8 million for the six months ended June 30, 1996 from $7.0 million for the six months ended June 30, 1995. This increase was primarily the result of higher loan origination and purchase volume as well as a higher volume of loans at the beginning of the period which resulted in a higher level of loan securitization. During the six months ended June 30, 1996, loan originations increased $83.6 million or 74% to $197.1 million compared to $113.5 million in the comparable period in 1995 and bulk purchases of loans totaled $62.7 million during the six months ended June 30, 1996 compared to $14.5 million in the comparable period in 1995. As a result, total loan originations and purchases increased $131.8 million or 103% to $259.8 million in the six months ended June 30, 1996 from $128.0 million in the comparable period in 1995. Total loans of $233.0 million were securitized in the six months ended June 30, 1996 compared to $72.5 million of loans sold or securitized during the comparable period in 1995, with a weighted average gain on securitization of 9.27% and 8.79%, respectively.

  Gains on sales of loans also increased $1.9 million and $0.4 million for the six months ending June 30, 1996 and 1995 respectively, from the change in the fair value of interest-only and residual certificates.

  Interest income increased $3.0 million or 153% to $5.0 million for the six months ended June 30, 1996 from $2.0 million for the six months ended June 30, 1995. The increase in interest income was primarily due to a higher average balance of loans held for sale during the six months ended June 30, 1996 resulting from the increased loan origination and purchase volume during such period, and a higher balance of loans held for sale at the beginning of such period as compared to the corresponding period in 1995.

 Expenses

  The following table sets forth the components of the Company's expenses for the periods shown.

                                                                  SIX MONTHS
                                                                ENDED JUNE 30,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
   Expenses:
     Interest expense.......................................... $ 1,177 $ 3,365
     Personnel and commission expense..........................   1,603   4,105
     General and administrative expense........................     873   1,939
                                                                ------- -------
       Total expenses.......................................... $ 3,653 $ 9,409
                                                                ======= =======

  Total expenses increased $5.8 million or 158% to $9.4 million for the six months ended June 30, 1996 from $3.7 million in the six months ended June 30, 1995. The increase in expenses was primarily the result of increased interest expense on loans held for sale, additional personnel for the Wholesale Division, added selling expenses and higher operating expenses related to increased loan origination and purchase volume during the six months ended June 30, 1996 as compared to the six months ended June 30, 1995.

  Interest expense increased $2.2 million or 186% to $3.4 million for the six months ended June 30, 1996 from $1.2 million in the six months ended June 30, 1995. The increase in interest expense was attributable to the interest costs associated with a higher balance of loans held pending sale during the six months ended June 30, 1996 resulting from increased loan origination and purchase volume during the period and a higher balance of loans held for sale at the beginning of the period.

  Personnel and commission expense increased $2.5 million or 156% to $4.1 million for the six months ended June 30, 1996 from $1.6 million for the six months ended June 30, 1995. The increase in personnel and commission expense was primarily due to increased staffing levels related to the Wholesale Division's growth, increased loan originations and an increase in administrative positions. As of June 30, 1996, the Company operated 13 offices and employed 175 persons as compared to operating eight offices and employing 86 persons as of June 30, 1995.

  General and administrative expense, which consists primarily of occupancy, supplies and other expenses, increased $1.1 million or 122% to $1.9 million for the six months ended June 30, 1996 from $0.9 million for the six months ended June 30, 1995. The increase in general and administrative expense was primarily due to expenses incurred in association with the increase in the number of offices to 13 at June 30, 1996 from eight at June 30, 1995 and increased loan origination and purchase volume.

 Year Ended December 31, 1995 Compared to the Year Ended December 31, 1994

  Total revenues increased $10.6 million or 91% to $22.3 million in 1995 from $11.7 million in 1994. During the same period, the Company's total expenses increased $5.5 million or 128% to $9.8 million from $4.3 million. As a result, the Company's net earnings increased $3.0 million or 70% to $7.3 million in 1995 from $4.3 million in 1994.

 Revenues

  The following table sets forth the components of the Company's revenues for the periods shown.

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1994    1995
                                                                 ------- -------
                                                                 (IN THOUSANDS)
   Revenues:
     Gains on sales of loans.................................... $ 9,572 $17,995
     Interest income............................................   2,136   4,305
                                                                 ------- -------
       Total revenues........................................... $11,708 $22,300
                                                                 ======= =======

  Total revenues increased $10.6 million or 91% to $22.3 million in 1995 from $11.7 million in 1994. The increase in revenues was primarily the result of increased loan sales and greater loan originations resulting from the expansion of the Company's Wholesale Division.

  Gains on sales of loans increased $8.4 million or 88% to $18.0 million in 1995 from $9.6 million in 1994. This increase was primarily the result of higher loan origination and purchase volume which resulted in a higher level of loan sales. During 1995, loan originations increased $84.4 million or 46% to $267.4 million compared to $183.0 million in 1994. In addition, the Company acquired $21.1 million in bulk purchases of loans during 1995 compared to $7.3 million in 1994. Total loan originations and purchases increased $98.2 million or 52% to $288.5 million in 1995 from $190.3 million in 1994. Total loans of $223.5 million were sold or securitized in the year ended December 31, 1995 compared to $191.5 million during the comparable period in 1994, with a weighted average gain on securitization of 8.4% in both years. Included in the gains on sales of loans in 1994 was $0.8 million on the gain on sale of the servicing of loans. No such gain was recorded in 1995.

  Interest income increased $2.2 million or 105% to $4.3 million in 1995 from $2.1 million in 1994. The increase in interest income was primarily due to a higher average balance of loans held for sale during 1995 resulting from the increased loan origination and purchase volume and a longer holding period for such loans resulting from regular quarterly securitizations. Interest income also increased as a result of higher weighted average interest rates on loans held during 1995 as compared to 1994, due in large part to the initiation of originations and purchases of second mortgages.

 Expenses

  The following table sets forth the components of the Company's expenses for the periods shown.

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1994    1995
                                                                ------- -------
                                                                (IN THOUSANDS)
   Expenses:
     Interest expense.......................................... $   886 $ 3,414
     Personnel and commission expense..........................   2,156   4,190
     General and administrative expense........................   1,262   2,153
                                                                ------- -------
       Total expenses.......................................... $ 4,304 $ 9,757
                                                                ======= =======

  Total expenses increased $5.5 million or 128% to $9.8 million in 1995 from $4.3 million in 1994. The increase in expenses was primarily the result of increased interest expense on loans held for sale, additional personnel for the Wholesale Division, added selling expenses and higher operating expenses related to increased loan origination and purchase volume during 1995 as compared to 1994.

  Interest expense increased $2.5 million or 278% to $3.4 million in 1995 from $0.9 million in 1994. The increase in interest expense was attributable to the interest costs associated with a higher balance of loans held pending sale during 1995 resulting from increased loan origination and purchase volume during the year as well as a longer holding period for such loans resulting from regular quarterly securitizations.

  Personnel and commission expense increased $2.1 million or 100% to $4.2 million in 1995 from $2.1 million in 1994. The increase in personnel and commission expense was primarily due to increased staffing levels related to the Wholesale Division's growth and increased loan originations. As of December 31, 1995, the Company operated eight offices and employed 104 persons as compared to operating five offices and employing 61 persons as of December 31, 1994.

  General and administrative expense, which consists primarily of occupancy, supplies and other expenses, increased $0.9 million or 69% to $2.2 million in 1995 from $1.3 million in 1994. The increase in general and administrative expense was primarily due to expenses incurred in association with the growth of the Wholesale Division and increased loan origination and purchase volume. Had the Company exclusively used its current independent loan servicer in 1995 and 1994, its general and administrative expenses would have been higher by approximately $234,000 and $120,000, respectively.

 Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

  Total revenues increased $10.1 million or 631% to $11.7 million in 1994 from $1.6 million in 1993. During the same period, the Company's total expenses increased $3.4 million or 378% to $4.3 million from $0.9 million. As a result, the Company's net earnings increased to $4.3 million in 1994 from $0.4 million in 1993.

 Revenues

  The following table sets forth the components of the Company's revenues for the periods shown.

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                  --------------
                                                                   1993   1994
                                                                  ------ -------
                                                                  (IN THOUSANDS)
   Revenues:
     Gains on sales of loans..................................... $1,218 $ 9,572
     Interest income.............................................    407   2,136
                                                                  ------ -------
       Total revenues............................................ $1,625 $11,708
                                                                  ====== =======

  Total revenues increased $10.1 million or 631% to $11.7 million in 1994 from $1.6 million in 1993. The increase in revenues was primarily due to the combined effect of increased loan originations, purchases and sales of loans resulting from the expansion of the Company's Wholesale Division and higher gains realized on the sale of loans through both whole loan transactions and the completion of securitizations in the first and fourth quarters of 1994.

  Gains on sales of loans increased $8.4 million or 700% to $9.6 million in 1994 from $1.2 million in 1993. This increase was primarily attributable to increased loan originations, purchases and sales during 1994 as compared to 1993. During 1994, loan originations increased $144.4 million or 374% to $183.0 million compared to $38.6 million in 1993. In addition, the Company acquired $7.3 million through bulk purchases of loans in 1994 compared to $2.9 million in 1993. Total loan originations and purchases increased $148.8 million or 359% to $190.3 million in 1994 from $41.5 million in 1993. The Company sold $191.5 million of loans in 1994 compared to $23.4 million in 1993, with a weighted average gain on securitization of 8.4% in 1994. Included in the gains on sales of loans in 1994 was $0.8 million on the gain on sale of the servicing of loans.

  Interest income increased $1.7 million or 425% to $2.1 million in 1994 from $0.4 million in 1993. The increase in interest income was primarily due to a higher average balance of loans held for sale during 1994 resulting from the increased loan origination and purchase volume, the initiation of loan securitizations and a longer holding period as loans were accumulated for securitization. Interest income also increased as a result of the higher weighted average coupon rate on loans held for sale during 1994 than in 1993.

 Expenses

  The following table sets forth the components of the Company's expenses for the periods shown.

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1993    1994
                                                                ---------------
                                                                (IN THOUSANDS)
   Expenses:
     Interest expense.......................................... $  175 $    886
     Personnel and commission expense..........................    475    2,156
     General and administrative expense........................    239    1,262
                                                                ------ --------
       Total expenses.......................................... $  889 $  4,304
                                                                ====== ========

  Total expenses increased $3.4 million or 378% to $4.3 million in 1994 from $0.9 million in 1993 as additional selling expenses were incurred and new employees hired to develop and manage the expansion of the Company's Wholesale Division.

  Interest expense increased $0.7 million or 350% to $0.9 million in 1994 from $0.2 million in 1993. The increase in interest expense was primarily attributable to the interest costs associated with a larger balance of loans held pending sale during 1994 resulting from increased loan origination and purchase volume during the year, the initiation of loan securitizations and a longer holding period as loans were accumulated for securitization.

  Personnel and commission expense increased $1.6 million or 320% to $2.1 million in 1994 from $0.5 million in 1993. The increase in expense was primarily due to increased staffing levels related to the growth of the Wholesale Division and increased loan originations and purchases. As of December 31, 1994, the Company operated five offices and employed 61 persons as compared to three offices operated and 20 persons employed at December 31, 1993.

  General and administrative expenses increased $1.1 million or 550% to $1.3 million in 1994 from $0.2 million in 1993 primarily as a result of increased professional fees and travel, telephone and office supply expenses incurred to support the increased loan origination and purchase volume. Had the Company exclusively used its current independent loan servicer in 1994 and 1993, its general and administrative costs would have been higher by $120,000 and $222,000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary operating cash requirements include the funding or payment of: (i) loan originations and purchases; (ii) investments in interest-only and residual certificates; (iii) fees and expenses incurred in connection with securitizations; (iv) interest expense incurred on borrowings under its warehouse facilities; (v) income taxes; (vi) capital expenditures; (vii) fund advances under its strategic alliance program; and (viii) other operating and administrative expenses. The Company generates cash flow from loans sold through securitizations, whole loan sales, interest income on loans held for sale and borrowings from its warehouse facilities. The Company also generates cash by accessing the capital markets, most recently in its initial public offering in June 1996 (the "IPO"). In addition, due to the growth of its business, the Company will be required from time to time to access the capital markets for additional debt and equity financing to meet the cash requirements of its operating activities.

  The Company issued 3,450,000 shares of its Common Stock in the IPO. The net proceeds received by the Company from the IPO, after deducting underwriting discounts and offering expenses payable by the Company were approximately $54 million. The Company applied the net proceeds from the IPO in the following manner: (i) approximately $34 million was used to fund loan originations and purchases; (ii) approximately $15 million was used to repay indebtedness owed to ICII; (iii) approximately $4 million was used to support securitization transactions; and (iv) $1 million was used as an initial payment to implement the Telemarketing Agreement (see "Business--Loan Originations and Purchases").

  The Company relies upon short-term warehouse facilities, loan sales through securitizations and whole loan sale transactions to continue to fund loan originations and purchases. In November 1995, the Company entered into a warehouse and purchase facility. Under the terms of that facility, the Company has available a $200 million warehouse line of credit facility secured by the loans the Company originates or purchases. The facility is guaranteed by ICII and extends through April 1, 1997. The Company is required to comply with various operating and financial covenants as defined in the agreements governing the facility. Such covenants include restrictions on (i) changes in the Company's business that would materially and adversely affect the Company's ability to perform its obligations under the facility, (ii) selling any asset other than in the ordinary course of business and (iii) guaranteeing the debt obligation of any other entity. The continued availability of funds provided to the Company under this facility is subject to the Company's continued compliance with the operating and financial covenants contained in such agreements and the guarantee provided by ICII. In October 1996, the Company entered into a $150 million warehouse line of credit, which will expire on October 22, 1997. The lender for such line has not required ICII's guarantee.

  Prior to January 1, 1994, the Company sold its loans to institutional purchasers in whole loan transactions. In March 1994, the Company completed its first securitization of loans for $44.5 million. In December 1994 and during each of the quarters thereafter through the quarter ended June 30, 1996, the Company securitized $25.7 million, $27.6 million, $44.9 million, $62.1 million, $30.3 million, $102.4 million and $130.6 million of loans, respectively. The Company expects to continue to depend on its ability to securitize loans in the secondary market. Several factors affect the Company's ability to complete securitizations of its loans, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, the credit quality of the Company's portfolio of loans and the Company's ability to obtain credit enhancement. Adverse changes in such factors may affect the Company's results of operations, financial condition and ability to generate sufficient cash flows needed to continue originating and purchasing loans at increased levels. In addition, in order to gain access to the securitization market, the Company has relied on credit enhancements provided by monoline insurance companies to guarantee senior interests in the related securitization trusts to enable it to obtain an

"AAA/Aaa" rating for such interests. Unwillingness of insurance companies to guarantee senior interests in the Company's loan pools could have a material adverse effect on the Company's results of operations and financial condition. The Company will continue operating on a negative cash flow basis as long as it continues to sell loans through securitizations and it continues to retain interest-only and residual certificates in the loans sold. The use of cash in excess of cash generated was primarily the result of the ongoing cash requirements of the Company's operations and the sale of loans through securitizations and the resulting investment in interest-only and residual certificates. The Company has historically invested its entire gain on securitization in the related interest-only and residual certificates resulting in an insignificant net cash flow from the securitization to the Company.

  The Company believes that its current cash position will be sufficient to fund the Company's liquidity requirements for approximately 9 months if the Company were to maintain its operations at current levels. The Company believes that the net proceeds of the Concurrent Offering will be sufficient to fund the Company's liquidity requirements for approximately 18 months if the Company were to maintain its operations at current levels. However, there is no assurance that the Concurrent Offering will be consummated. The consummation of this Offering is not conditioned upon the consummation of the Concurrent Offering. The Company expects to continue its expansion primarily through its Wholesale Division, Correspondent Program and its Retail/Telemarketing Division, and to seek to enter into strategic alliances with selected mortgage lenders. In the event the Concurrent Offering is not consummated, the Company would have to arrange for alternative financing. The Company has no commitments for additional bank borrowings or warehouse lines or additional debt or equity financings and there can be no assurance that the Company will be successful in consummating any such financing transaction in the future on terms that the Company would consider favorable, if at all.

ADMINISTRATIVE EXPENSES

  Historically, the Company has been allocated expenses of various administrative services provided by ICII and SPTL. The costs of such services were not directly attributable to a specific division or subsidiary and primarily included general corporate overhead, such as accounting and cash management services, human resources and other administrative functions. These expenses were calculated as a pro rata share of certain administrative costs based on relative assets and liabilities of the division or subsidiary, which management believed was a reasonable method of allocation. The allocation of expenses which are included as part of personnel and commission expense and general and administrative expenses for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996 was approximately $37,900, $92,700, $256,000 and $292,000, respectively.

  The Company intends to provide for itself many of the services previously provided by ICII. ICII currently provides to the Company mortgage loan production software and hardware and data communications management, the managing of the 401(k) plan in which the Company participates, and insurance coverage, including health insurance.

ACCOUNTING CONSIDERATIONS

  In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). This statement establishes accounting standards for the recognition of impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of.

  SFAS 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995 and is required to be adopted prospectively. The Company has not yet adopted SFAS 121; however, given the Company's current accounting policies for recording and measuring its long-lived assets and identifiable intangibles as discussed previously, the Company does not anticipate a material impact on its operations or financial position from the implementation of SFAS 121.

  In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS No. 122"). SFAS No. 122 applies prospectively in fiscal years beginning after December 15, 1995 (with early application encouraged), to transactions in which a mortgage banking enterprise sells or securitizes mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as servicing rights, including those purchased before the adoption of such statement. This statement requires that a mortgage banking enterprise recognize rights to service mortgage loans for others as separate assets, regardless of how those servicing rights are acquired, and that a mortgage banking enterprise assess its capitalized servicing rights for impairment based on the fair value of the underlying servicing rights. Because the Company does not intend to retain an economic interest in or responsibility for loan servicing and the Company transfers all of its loan servicing rights to Advanta in conjunction with its securitizations, implementation of SFAS No. 122 as of January 1, 1995 did not have a material effect on the Company's results of operations or financial position.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock, and stock appreciation rights. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for, or at least disclosed in the case of stock options, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The accounting requirements of SFAS 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995. The disclosure requirements of SFAS 123 are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS 123 is initially adopted for recognizing compensation cost. The statement permits a company to choose either a new fair value-based method or the current APB Opinion 25 intrinsic value-based method of accounting for its stock-based compensation arrangements. The statement requires pro forma disclosures of net earnings and earnings per share computed as if the fair value-based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under Opinion 25. The Company will continue to account for stock options using the intrinsic value method of Opinion 25.

  In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

  SFAS 125 requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value, if practicable. It also requires that servicing assets and other retained interest in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of the transfer.

  SFAS 125 provides implementation guidance for assessing isolation of transferred assets and for accounting for transfers of partial interests, servicing of financial assets, securitizations, transfers of sales-type and direct financing lease receivables, securities lending transactions, repurchase agreements including "dollar rolls," "wash sales," loan syndications and participations, risk participations in banker's acceptances, factoring arrangements, transfers of receivables with recourse, and extinguishments of liabilities.

  SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company does not anticipate a material impact on its operations or financial position from the implementation of SFAS 125.

                              RECENT DEVELOPMENTS

  Results of the Quarter Ended September 30, 1996. The Company's net earnings for the three months ended September 30, 1996 increased to $8.2 million, or $0.56 per share, from $3.4 million, or $0.32 per share, for the comparable period in the preceding year. Net earnings for the nine months ended
September 30, 1996 increased to $17.6 million, or $1.39 per share, as compared to $6.5 million and $0.62 per share, respectively, for the comparable period in the preceding year. Weighted average number of common shares and common share equivalents outstanding for the three months ended September 30, 1995 and 1996 was 10,375,000 and 14,755,304, respectively, and for the nine months ended September 30, 1995 and 1996 was 10,375,000 and 12,657,815, respectively.

  As of September 30, 1996, the Company's servicing portfolio (inclusive of securitized loans for which the Company has ongoing risk of loss but has no remaining servicing rights or obligations) had an aggregate principal balance of $651.3 million, all of which is serviced by Advanta. Delinquencies as a percentage of loans serviced as of September 30, 1996 increased to 3.9% from 3.7% as of June 30, 1996.The Company's proportional interest in losses on loans underlying its interest-only and residual certificates aggregated $10,406 for the three months ended September 30, 1996. The Company believes that its portfolio is relatively unseasoned and therefore delinquencies and losses as indicated for the period ended September 30, 1996 are not indicative of future results. For the three months ended September 30, 1996, the Company's loan originations and purchases totaled approximately $230.3 million, an increase of 168.8% over loan production volume of $85.8 million during the comparable period in 1995. During the third quarter of 1996, the Company sold approximately $189.4 million of loans through securitizations and recognized a gain on sale of such mortgage loans in the aggregate of $15.2 million, representing an 8.0% gain on the balance of such loans. The Company's loans held for sale increased $42.6 million or 36.9% to $158.0 million as of September 30, 1996 from $115.4 million as of June 30, 1996.

  In October 1996, the Company entered into a $150 million warehouse line of credit, which will expire on October 22, 1997, to increase its available funds for loan originations and purchases.

                                   BUSINESS

  The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

GENERAL

  The Company is a specialty finance company engaged in the business of originating, purchasing and selling high-yielding, sub-prime mortgage loans secured primarily by one-to-four family residences. The majority of the Company's loans are made to owners of single family residences who use the loan proceeds for purposes such as debt consolidation, financing of home improvements and educational expenditures. The Company focuses on lending to individuals who often have impaired or unsubstantiated credit histories and/or unverifiable income. As a result, the Company's customers generally pay higher interest rates as compared to interest rates charged by conventional mortgage sources. Approximately 83.2% and 98.5% of the Company's mortgage loans originated or purchased during the year ended December 31, 1995 and the six months ended June 30, 1996, respectively, were secured by first mortgages, and the remainder were secured by second mortgages. The Company originates and purchases loans through its Wholesale Division, its Correspondent Program, its Retail/Telemarketing Division and its Institutional Division. The Company commenced operations in January 1993 as a division of SPTL, a wholly-owned subsidiary of ICII, and has been an operating subsidiary of ICII since April 1995. The Company completed the IPO in June 1996. Upon completion of the IPO, ICII continued to own approximately 58.4% of the Company's outstanding Common Stock. ICII is a diversified specialty finance company offering financial products in the following four sectors: sub-prime residential mortgage banking, commercial mortgage banking, business lending and consumer lending.

  The Company originates a majority of its loans through the Wholesale Division, which is currently comprised of approximately 60 account executives located in 13 sales offices who have established relationships with independent mortgage loan brokers. For the six months ended June 30, 1996, the Wholesale Division originated loans in 45 states and the District of Columbia. Of the Wholesale Division's 13 sales offices, four are located in California, two in Oregon, and one in each of Washington, Florida, Colorado, Illinois, Massachusetts, Utah and Virginia. The Company believes that its competitive strengths include providing prompt, responsive service and flexible underwriting to independent mortgage brokers. The Company's underwriters apply its underwriting guidelines on an individual basis but have the flexibility to deviate from them when an exception or upgrade is warranted by a particular loan applicant's situation, such as evidence of a strong mortgage repayment history relative to a weaker overall consumer-credit repayment history. See "Business--Underwriting" and "Business--Underwriting--Exceptions." This provides independent mortgage brokers working with the Company the ability to offer loan packages to borrowers whose financing needs are not met (whether for reasons of credit impairment, income qualification or credit history or a desire to receive funding on an expedited basis) by traditional financial institutions. In most cases, the Company conditionally approves loans within 24 hours from receipt of application and funds loans within 21 days after approval. The Wholesale Division originated $183.0 million, $267.4 million and $197.1 million of loans during the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, respectively, representing 96.2%, 92.7% and 75.9% of total loan originations and purchases during the respective periods.

  The Company recently formed its Retail/Telemarketing Division to solicit loans directly from prospective borrowers. The Retail/Telemarketing Division originates loans through predictive dialing machines, which combine telephone dialing technology with an on-line computer to facilitate the loan origination process. The predictive dialing machine (i) automatically dials prospective borrowers, (ii) provides the telemarketer with an on-screen marketing presentation to market efficiently the Company's loan products, and
(iii) provides an interactive loan underwriting program and loan quotation system to assess immediately the prospect's borrowing capability. The Company believes that the Retail/Telemarketing Division represents a significant opportunity to expand origination volume by marketing directly to borrowers and utilizing predictive dialers which enable the Company to originate such loans at a lower cost than traditional retail organizations.

  The Company purchases loans through its Correspondent Program. Loans purchased through the Correspondent Program are complete loan packages that have been originated, underwritten and funded by mortgage bankers or financial institutions. All loans purchased through the Correspondent Program are reunderwritten by the Company's underwriting staff to determine that the loan packages are complete and materially adhere to the Company's underwriting guidelines. During the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, the Company purchased $7.3 million, $21.1 million and $53.3 million of mortgage loans, respectively, through the Correspondent Program. The Institutional Division which began operations in 1996 also originates and purchases loans through relationships developed with small- to medium-sized commercial banks, savings banks and thrift institutions. During the six months ended June 30, 1996, the Institutional Division originated and purchased $9.4 million of mortgage loans.

  In order to increase the Company's volume and diversify its sources of loan originations, the Company is seeking to enter into strategic alliances with selected mortgage lenders. Pursuant to such strategic alliances, the Company would provide financing arrangements and a commitment to purchase qualifying loans, and the participant in such a strategic alliance would be entitled to participate in the potential profitability of Company sponsored securitizations. In return, the Company expects to receive a more predictable flow of loans, interest and fee income, and, in some cases, an option to acquire an equity interest in the related strategic participant. To date, the Company has entered into one letter of intent with other mortgage lenders. Subject to the negotiation of a definitive agreement, the Company has agreed to provide the potential strategic participant a loan purchase facility, make advances and provide working capital financing secured by interest-only and residual certificates, in return for which the strategic participant has agreed to provide to the Company on a flow basis all of such participant's mortgage loans that meet the Company's guidelines. Such commitment will terminate upon the earlier of loans delivered in an aggregate amount of $600 million or the end of a three year period. The Company will also receive an option to purchase an equity interest in such participant.

  The Company sells a majority of its loan origination and purchase volume in the secondary market through public securitizations (the process of aggregating similar assets into pools that are used to collateralize newly-issued securities, which are referred to as mortgage-backed securities). Securitization sales provide the Company with greater flexibility and operating leverage than a portfolio lender by allowing the Company to generate fee and interest income and participate in the continuing profitability of the loans with a significantly smaller capital commitment than that required by traditional portfolio lenders. Generally, in each securitization transaction, the Company retains an interest in the loans sold through interest-only and residual certificates, which are amortized over an estimated average life. Cash flow received from these interest-only and residual certificates is subject to the prepayment and loss characteristics of the underlying loans. During the years ended December 31, 1994 and 1995 and six months ended June 30, 1996, the Company securitized $70.2 million, $164.9 million and $233.0 million of mortgage loans, respectively.

  The Company retains the servicing rights on all loans it originates or purchases. In September 1995, the Company chose to outsource its loan servicing operations to Advanta Mortgage Corp. USA ("Advanta"), which the Company believes is one of the largest servicers of sub-prime mortgage loans. The Company believes that by outsourcing loan servicing to Advanta, it is able to benefit from Advanta's experience in servicing sub-prime mortgage loans, its comprehensive reporting capabilities, and the cost efficiencies related to having large amounts of loans serviced by Advanta for itself and others. Under the Company's servicing agreement with Advanta, the Company is able to reduce the overhead, administrative and other fixed costs associated with servicing loans while maintaining control of its servicing portfolio. Advanta currently services every mortgage loan originated by the Company. As of June 30, 1996, the Company's servicing portfolio (inclusive of securitized loans for which the Company has ongoing risk of loss but has no remaining servicing rights or obligations) was $441.9 million.

THE CONTRIBUTION TRANSACTION

  In October 1994, ICII incorporated the Company as part of a strategic decision to form a separate subsidiary through which to operate SPTL's residential lending division. To further this strategy, in December 1994, ICII made a capital contribution of $250,000 to the Company in exchange for 100% of its outstanding capital stock, and in April 1995, ICII caused SPTL to contribute to the Company certain customer lists of SPTL's residential lending division relating to the ongoing operations of such division. In addition, in April 1995 all employees of SPTL's residential lending division became employees of the Company. SPTL retained all other assets and all liabilities related to the contributed operations including all residual interests generated in connection with securitizations effected by SPTL's residential lending division. Shareholders in the Company will not have any interest in assets that were retained by SPTL as part of the Contribution Transaction.

BUSINESS STRATEGY

  Expand Sources of Loan Production. The Company intends to continue to further its existing relationships with wholesale and correspondent lenders and to seek new loan production sources from mortgage lenders in order to diversify its existing loan production channels and seek more cost efficient means of originating or purchasing loans. As part of this strategy, the Company seeks to enter into strategic alliances with selected mortgage lenders and seeks opportunistic acquisitions.

  Expand Market Base. The Company currently offers multiple mortgage loan products to borrowers ranging from sub-prime A through D credit levels. The Company intends to increase its focus on lower credit levels such as C and D credit loans. The Company requires a higher interest rate and a lower loan-to-value ratio on C and D loans than it requires for higher grade sub-prime mortgage loans. The Company believes that market opportunities exist in these lower credit grade mortgage loans and that it will be able to increase volume and profitability without a commensurate increase in overhead. Additionally, the Company believes that its ability to approve these loans quickly and efficiently will enable it to attract a larger percentage of loans from independent mortgage brokers and provide it with a competitive advantage over other conventional and non-conventional mortgage lenders.

  Maximize Pull-Through Ratio. The Company intends to increase the percentage of approved loans which are ultimately funded. The Company continually seeks greater efficiencies in its underwriting and loan processing operations to better serve the needs of mortgage brokers and loan applicants. By emphasizing these efficiencies, the Company believes that it can fund a greater percentage of approved loans without compromising its selling efforts.

  Control Operating Costs. The Company intends to continue to emphasize cost maintenance as it implements its expansion plans. In particular, the Company believes its practice of establishing regional sales offices permits the Company to expand throughout the United States without incurring the costs associated with an extensive retail system. As a further example of cost controls, the Company has chosen to outsource its loan servicing operations to Advanta, significantly reducing overhead, administrative and other fixed costs associated with servicing operations.

  Commitment to the Company's Underwriting Guidelines. The Company believes a key factor in its success to date has been its ability to maintain acceptable delinquency levels and minimize loan losses when lending to Sub-prime Borrowers. The Company has been able to achieve these standards by continually monitoring the performance of its loans as well as reevaluating its underwriting guidelines and quality control criteria. As a result of these factors, the Company has been able to maintain delinquency and foreclosure ratios at acceptable levels. See "Business--Underwriting."

  Emphasis on Customer Service. The Company believes that its ongoing emphasis on prompt and responsive customer service provides support for an increased level of originations from its independent broker network and repeat lending opportunities from its existing loan portfolio. Typically, the Company approves loan applications (subject to credit verification, an independent third-party appraisal and other documentation) within 24 hours of receipt and funds loans within 21 days thereafter. The Company is actively seeking to improve its customer service efforts as its operations expand.

  Maximize Gains from Loan Sales. The Company employs a loan sales strategy which focuses on maximizing operating profits. The Company intends to continually assess the investment objectives of its loan purchasers to identify the method of loan sales which maximizes operating profits. The implementation of this strategy has resulted in securitizations of substantially all of the loans recently originated and purchased by the Company. The Company, however, will continue to maintain relations with institutional purchasers of whole loans, as whole loan transactions permit the Company to reduce its dependence on the potential volatility of the securitizations market and to better manage its cash flows.

EXPANSION STRATEGY

  Wholesale Division. The Company plans to continue the expansion of its Wholesale Division on a nationwide basis. The Company originates loans through its sales force of approximately 60 account executives located in 13 sales offices in nine states that have developed relationships with independent mortgage brokers through which the Company has originated loans in 45 states and the District of Columbia. The Company is actively seeking to expand its Wholesale Division pursuant to selected demographic statistics and other criteria developed by the Company, which are intended to identify the most attractive markets for the Company's products. The Company typically enters into a new market using its national sales team, which initially penetrates a market, to recruit selected brokers for the Company's wholesale network. The Company's sales strategy is to limit the number of sales offices and personnel needed to generate and effectively process and underwrite loans.

  Retail/Telemarketing Division. The Company recently formed its Retail/Telemarketing Division to solicit loans directly from prospective borrowers. The Company has entered into an agreement with vendors to provide predictive dialing machines, software and training in support of its Retail/Telemarketing Division. The Company believes that the Retail/Telemarketing Division represents a significant opportunity to expand origination volume by marketing directly to borrowers and that the greater use of automation permitted by the predictive dialers enables the Company to originate such loans at a lower cost than traditional retail organizations. The Company believes that by utilizing predictive dialers, it will be able to achieve a new source of loan origination volume without incurring the fixed overhead costs associated with traditional retail operations. The cost per originated loan of such a system is expected to be significantly less than the cost per originated loan of traditional methods of originating loans, such as done in the Wholesale Division. See "--Loan Originations and Purchases-- Retail/Telemarketing Division."

  Correspondent Program. The Company seeks to increase its purchases of loans from selected financial institutions and mortgage bankers through its Correspondent Program. The Correspondent Program enables the Company to increase loan production and enter new markets without incurring significant operating expenses.

  Strategic Alliances. In order to increase the Company's volume and diversify its sources of loan originations, the Company is seeking to enter into strategic alliances with selected mortgage lenders, pursuant to which the Company would provide financing arrangements and a commitment to purchase qualifying loans, and the participant in such a strategic alliance would be entitled to participate in the potential profitability of Company sponsored securitizations. In return, the Company expects to receive a more predictable flow of loans, interest and fee income, and, in some cases, an option to acquire an equity interest in the related strategic participant. To date, the Company has entered into one letter of intent with a potential strategic participant, and is actively negotiating the terms of letters of intent with other mortgage lenders.

  Institutional Division. The Company seeks to expand its Institutional Division which originates and purchases sub-prime loans based on relationships with selected financial institutions.

LOAN ORIGINATIONS AND PURCHASES

  Overview

  The Company originates and purchases loans through its Wholesale Division, its Correspondent Program, its Retail/Telemarketing Division and its Institutional Division. The Wholesale Division originates loans through a network of independent brokers in coordination with approximately 60 account executives located in 13 sales offices. The Retail/Telemarketing Division originates loans through predictive dialing machines, which combine telephone dialing technology with an on-line computer to facilitate the loan origination process. Loans purchased through the Company's Correspondent Program are originated, underwritten and funded by approved mortgage bankers and financial institutions in accordance with industry underwriting standards. Loans originated or purchased through the Institutional Division are acquired in connection with relationships with small- to medium-sized regional banks and thrift institutions.

  The Company's borrowers are individuals who do not qualify for or are unwilling to obtain loans from conventional mortgage lending sources such as thrift institutions and commercial banks. These conventional mortgage sources generally impose strict and inflexible underwriting guidelines, such as those defined by secondary market investors, and require longer to approve and fund loans than the Company. The Company's borrowers often have impaired or unsubstantiated credit histories and/or unverifiable income and place a premium on personalized service and prompt responses to their loan applications. As a result, the Company's borrowers are less averse to the higher interest rates charged by the Company than those charged by conventional sources.

  All of the Company's loans are secured by first or second mortgages on owner-occupied single family residences and are loans that are made to Sub-prime Borrowers. Proceeds from the Company's loans are typically used to consolidate or refinance existing indebtedness, finance home improvements and pay for educational expenditures. The Company focuses on lending to individuals who often have impaired or unsubstantiated credit histories and/or unverifiable income; as a result, the Company's customers generally pay higher interest rates as compared to interest rates charged by conventional mortgage sources.

  Geographic Distribution. The following table breaks down by state the number of loans currently either held by the Company or securitized by the Company:

          GEOGRAPHIC DISTRIBUTION OF LOAN ORIGINATIONS AND PURCHASES

                                                     YEAR ENDED
                                                      DECEMBER
                                                         31,        SIX MONTHS
                                                     ------------      ENDED
STATES                                               1994   1995   JUNE 30, 1996
------                                               -----  -----  -------------
California..........................................  39.5%  29.8%      29.5%
Oregon..............................................  15.5   13.6       10.4
Colorado............................................   6.6    5.9        8.1
Washington..........................................  10.9    8.8        7.2
Florida.............................................   0.3    1.0        3.9
Hawaii..............................................   9.4   12.4        5.3
Maryland............................................   2.4    4.4        4.0
Utah................................................   3.6    3.4        3.6
Virginia............................................   0.1    1.5        3.5
All other states ...................................  11.7   19.2       24.5
                                                     -----  -----      -----
  Total............................................. 100.0% 100.0%     100.0%
                                                     =====  =====      =====

  Wholesale Division. The Company originates a majority of its loans through its Wholesale Division, which consists of a branch network of 13 sales offices, four of which are located in California, two in Oregon, and one in each of Colorado, Florida, Illinois, Massachusetts, Utah, Virginia and Washington. The sales offices are staffed with account executives who have developed relationships with independent mortgage loan brokers through which the Company has originated loans in 45 states and the District of Columbia.

  Mortgage loan brokers act as intermediaries between property owners and the Company in arranging mortgage loans that adhere to the Company's underwriting guidelines. By concentrating on wholesale mortgage banking through its network of mortgage loan brokers, the Company believes it is able to originate loans cost-effectively. The Company is actively seeking to expand its Wholesale Division pursuant to selected demographic statistics and other criteria developed by the Company which are intended to identify the most attractive markets for the Company's products. The Company typically enters into a new market using its national sales team, which initially penetrates a market, to recruit brokers for the Company's wholesale network. The Company's sales strategy is to limit the number of sales offices and personnel needed to generate and effectively process and underwrite loans. As such, the Company typically opens a sales office only after a minimum level of volume is achieved in a new market. By utilizing this expansion strategy, the Company can maintain lower overhead expenses than generally associated with competing companies utilizing a more extensive retail branch office system.

  Generally, loan applications are submitted by mortgage brokers to one of the Company's sales offices where the loan is logged-in for RESPA and other regulatory compliance purposes, underwritten and conditionally approved or denied within 24 hours of receipt. The Company strives to respond to each broker submitting applications as quickly as possible, as mortgage brokers may submit loan files to several prospective lenders at the same time. If approved, a "conditional approval" will be issued to the broker with a list of specific conditions to be met and additional documents to be supplied prior to the Company funding the loan. A production coordinator and the originating Company account executive will work directly with the submitting mortgage broker to collect the requested information and meet all underwriting conditions and requirements. In most cases, the Company funds loans within 21 days after approval of the loan application.

  The following table sets forth selected information relating to loan originations during the periods shown.

                                                                     SIX MONTHS
                                                                       ENDED
                                        YEARS ENDED DECEMBER 31,      JUNE 30,
                                        ---------------------------  ----------
                                         1993      1994      1995       1996
                                        -------  --------  --------  ----------
                                               (DOLLARS IN THOUSANDS)
Principal balance of loans............  $38,642  $183,010  $267,409   $197,099
Average principal balance per loan....  $   130  $    118  $     89   $    124
Percent of first mortgage loans.......     99.7%     97.9%     83.2%      98.2%
Weighted average interest rate........      8.0%      9.0%     10.4%      10.4%
Weighted average initial loan-to-value
 ratio................................     68.4%     69.4%     76.4%      73.3%

  Retail/Telemarketing Division. In addition to originating loans through its Wholesale Division, the Company recently formed its Retail/Telemarketing Division to solicit loans directly from prospective borrowers. The Retail/Telemarketing Division originates loans through predictive dialing machines, which combine telephone dialing technology with an on-line computer to facilitate the loan origination process. The predictive dialing machine (i) automatically dials prospective borrowers, (ii) provides the telemarketer with an on-screen marketing presentation to market efficiently the Company's loan products, and (iii) provides an interactive loan underwriting program and loan quotation system to assess immediately the prospect's borrowing capability. The Company believes that the Retail/Telemarketing Division represents a significant opportunity to expand origination volume by marketing directly to borrowers and utilizing predictive dialers which enable the Company to originate such loans at a lower cost than traditional retail organizations. The Company believes that by utilizing predictive dialers, it will be able to achieve a new source of loan origination volume without incurring the fixed overhead costs associated with traditional retail operations. The cost per originated loan of such a system is expected to be significantly less than the cost per originated loan of traditional methods of originating loans, such as done in the Wholesale Division.

  Correspondent Program. In addition to originating loans through its Wholesale Division and the Retail/Telemarketing Divisions, the Company purchases loans through its Correspondent Program. Purchases under the Correspondent Program are in the form of complete loan packages that have been originated, underwritten and funded by mortgage bankers or financial institutions. All loans purchased through the Correspondent Program are reunderwritten by the Company's underwriting staff to determine that the loan packages are complete and materially adhere to the Company's underwriting guidelines. Depending on the size of the pool of loans purchased, the Company will engage a third-party underwriter to reunderwrite the loans, verify the borrower's employment status, determine credit grade and verify the quality of the appraisal.

  The Company has established relationships with several mortgage bankers who have been reviewed by the Company to ensure the quality and type of loans originated. The Company also analyzes the financial condition of the mortgage banker, including a review of the mortgage bankers' licenses and financial statements. Upon approval, the Company typically requires each mortgage banker to enter into a purchase and sale agreement with customary representations and warranties regarding the loans such mortgage banker will sell to the Company.

  The following table sets forth selected information relating to the bulk purchase of loans during the periods shown.

                                                                    SIX MONTHS
                                                                      ENDED
                                        YEARS ENDED DECEMBER 31,     JUNE 30,
                                        --------------------------  ----------
                                         1993     1994      1995       1996
                                        -------- -------- --------  ----------
                                              (DOLLARS IN THOUSANDS)
Principal balance of loans............. $ 2,914  $ 7,287  $ 21,073   $53,302
Average principal balance per loan..... $    97  $   101  $     69   $    97
Percent of first mortgage loans........    53.4%    99.9%     81.7%     99.5%
Weighted average interest rate.........     9.9%     8.7%     10.9%     10.8%
Weighted average initial loan-to-value
 ratio.................................    53.0%    73.3%     72.9%     74.6%

  Strategic Alliances. In order to increase the Company's volume and diversify its sources of loan originations, the Company is seeking to enter into strategic alliances with selected mortgage lenders. Pursuant to such strategic alliances, the Company would provide financing arrangements and a commitment to purchase qualifying loans, and the participant in such a strategic alliance would be entitled to participate in Company sponsored securitizations. In return, the Company expects to receive a more predictable flow of loans, interest and fee income, and, in some cases, an option to acquire an equity interest in the related strategic participant.

  The Company recently entered into one letter of intent with a potential strategic participant, and is actively negotiating the terms of letters of intent with other mortgage lenders. Subject to the negotiation of a definitive agreement, the Company has agreed to provide the potential strategic participant a loan purchase facility, make advances and provide working capital financing secured by interest-only and residual certificates, in return for which the strategic participant has agreed to provide to the Company on a flow basis all of such participant's mortgage loans that meet the Company's guidelines. Such commitment will terminate upon the earlier of loans delivered in an aggregate amount of $600 million or the end of a three year period. The parties have agreed that the loans originated by the strategic participant under the agreement will be included in the Company's quarterly public securitizations, and that the strategic participant will be required to pay the Company certain fees and a proportionate share of the costs of such securitizations. In return, the strategic participant will receive an interest-only and/or residual participation in such securitization related to its loans. The Company will also receive an option to acquire an interest in the strategic participant.

  The Company believes that the proposed strategic alliance described above will provide a general outline for future alliances, if any. However, there can be no assurance that the strategic alliance described above will be entered into pursuant to a definitive agreement, that if entered into, the intended results will be achieved, or that the Company will be successful in entering into any other such alliances.

  Institutional Division. In November 1995, the Company established its Institutional Division to originate and purchase sub-prime loans based on relationships with small- to medium-sized commercial banks, savings banks and thrift institutions on an ongoing basis. The Company establishes correspondent relationships with these financial institutions who direct them to borrowers who do not meet the credit underwriting standards of such institutions.

  The Institutional Division establishes a relationship with a financial institution to employ its mortgage lending capability to originate, process and close loans which the institution would not otherwise make and assign these loans to the Company. The financial institution utilizes the Company's basic underwriting criteria and closes and delivers loans in a form acceptable to the Company. From time to time, the institution may elect to deliver loans from its portfolio which may not have been originated in accordance with Company underwriting guidelines. These portfolio loans are then reunderwritten to Company guidelines to determine their general compliance with the Company's guidelines. Other factors, such as seasoning and pay history, are also considered before the Company agrees to purchase these loans.

   The Institutional Division's correspondent relationships are based on the participating institution's willingness to assume the cost and responsibility for loan origination, closing and sale of the loan to the Company in exchange for retaining the closing points and fees. The institution further agrees to extensive representations and warranties concerning its activities as an originator and seller of sub-prime loans to the Company.

  The following table sets forth selected information relating to loan originations and purchases during the period shown.

                                                                    SIX MONTHS
                                                                       ENDED
                                                                   JUNE 30, 1996
                                                                   -------------
                                                                    (DOLLARS IN
                                                                    THOUSANDS)
      Principal balance of loans..................................    $9,452
      Average principal balance per loan..........................    $  117
      Percent of first mortgage loans.............................     100.0%
      Weighted average interest rate..............................       9.9%
      Weighted average initial loan-to-value ratio................      75.2%

UNDERWRITING

  The Company's underwriting guidelines are provided to all mortgage loan brokers and mortgage bankers prior to accepting any loan application or bulk purchase package. Upon receipt of a loan application from a mortgage loan broker, the Company's underwriting staff determines if the loan meets the Company's underwriting guidelines. To assess the credit quality of the loan, the underwriter considers various factors, including the appraised value of the collateral property, the applicant's debt payment history, credit profile and employment status, and the combined debt ratio and loan-to-value ratio upon completion of the loan.

  Prior to funding a loan, the Company's underwriting staff determines the applicant's creditworthiness and ability to service the loan. In addition, the underwriting staff reviews the value of the underlying collateral based on a full review appraisal completed by a pre-approved licensed independent appraiser. The Company selects its review appraisers based on professional experience, education, membership in related professional organizations and by reviewing the review appraiser's experience with the type of property being used as collateral. For loans purchased through its Correspondent Program, the Company will typically request a second review appraisal if the original review appraisal was completed by a review appraiser not approved by the Company.

  Verification of personal financial information and credit history is also required prior to closing the loan. Generally, loan applicants are required to have two years of employment with their current employer or two years of similar business experience. Applicants who are salaried must provide current employment information as well as recent employment history. The Company verifies this information for salaried borrowers based on written confirmation from employers, or a combination of a telephone confirmation from the employer and the most recent pay stub or W-2 tax form. Self-employed applicants are generally required to provide copies of complete federal income tax returns filed for the most recent two years. A merged credit report combining information gathered from two independent, nationally recognized credit reporting agencies reflecting the applicant's credit history is also used. Verification of information regarding the first mortgage, if any, is also required, including balance, status and whether local taxes, interest, insurance and assessments are included in the applicant's monthly payment. All taxes and assessments not included in the payment are required to be verified as current.

  Upon completion of the underwriting process, the closing of the loan is scheduled with an independent closing attorney who is responsible for closing the loan in accordance with the Company's closing procedures. The Company has established classifications with respect to the credit profiles of loans based on certain of the borrower's characteristics. Each loan applicant is placed into one of four letter ratings ("A" through "D," with subratings within those categories), depending upon a number of factors including the applicant's credit history and employment status. Terms of loans made by the Company, as well as the maximum loan-to-value ratio and debt service-to-income coverage (calculated by dividing fixed monthly debt payments by gross monthly income), vary depending upon the classification of the borrower. Borrowers with lower credit ratings generally pay higher interest rates and loan origination fees. The criteria currently used by the Company in classifying loan applicants can be generalized as follows:

  Under the Company's "A" risk category, the prospective borrower must have generally repaid consumer debt (revolving and installment) according to its terms with a maximum of three 30-day late payments within the last 12 months or five 30-day late payments or two 60-day late payments on such obligations within the last 24 months. Within this 24 month period, however, a maximum of one 30-day late payment and no 60-day late payments are acceptable in the last 12 months or a maximum of two 30-day late payments and no 60-day payments within the last 24 months are acceptable on an existing mortgage loan on the subject property. The existing mortgage obligation must be current. Minor derogatory items are allowed as to non-mortgage credit. No collections, charge-offs or judgments over $500 within the last five years are allowed. No bankruptcy or notice of default filings by the borrower may have occurred during the preceding five years. A maximum loan-to-value ratio of up to 90% (or 75% for mortgage loans originated under the non-conforming, no-income qualifier program, but 80% if the borrower is self-employed) is permitted for a mortgage loan on a single family owner-occupied property. A maximum loan-to-value ratio of 80% (or 70% for mortgage loans originated under the non-conforming no-income qualifier program, but 75% if the borrower is self-employed) is permitted for a mortgage loan on non-owner-occupied properties and second home properties. The debt service-to-income ratio generally is 45% or less, depending on the qualifying rate. The maximum loan amount is $400,000 for single-family owner-occupied properties, regardless of the documentation program. Exceptions to the maximum loan amount for single-family owner-occupied properties are considered by the Company on a limited basis. The maximum loan amount is $350,000 (or $300,000 for mortgage loans originated under the non-conforming no-income qualifier program) for mortgage loans on single-family non-owner-occupied properties or second homes.

  Under the Company's "A-" risk category, the prospective borrower must have generally repaid consumer debt (revolving and installment) according to its terms with a maximum of five 30-day late payments or two 60-day late payments within the last 12 months. A maximum of two 30-day late payments, and no 60-day late payments, within the last 12 months is acceptable on an existing mortgage loan on the subject property. The existing mortgage obligation must be current. Minor derogatory items are allowed as to non-mortgage credit.
No unpaid collection accounts, charge-offs or judgments over $500 within the last two years are allowed. No bankruptcy or notice of default filings by the borrower may have occurred during the preceding two years. A maximum loan-to-value ratio of up to 85% (or 75% for mortgage loans originated under the non-conforming no-income qualifier program, but 80% if the borrower is self-employed) is permitted for a mortgage loan on a single-family owner-occupied property. A maximum loan-to-value ratio of up to 75% (or 70% for mortgage loans originated under the non-conforming no-income qualifier program) is permitted for a mortgage loan on a non-owner-occupied property or a second home. The debt service-to-income ratio is generally 45% or less, depending on the qualifying rate. The maximum loan amount is $650,000 for single-family owner-occupied properties under the non-conforming full documentation program. Exceptions to the maximum loan amount for single-family owner-occupied properties are considered by the Company on a limited basis. The maximum loan amount is $500,000 for mortgage loans on single-family owner-occupied properties under the non-conforming no-income qualifier program. The maximum loan amount is $400,000 (or $350,000 for mortgage loans originated under the non-conforming no-income qualifier program) for mortgage loans on a single-family non-owner-occupied property or a second home. Loan applicants with less favorable credit ratings generally are offered loans with higher interest rates and lower loan-to-value ratios than applicants with more favorable credit ratings.

  Under the Company's "B" risk category, the prospective borrower must have generally repaid consumer debt according to its terms, with a maximum of eight 30-day late payments or four 60-day late payments or two 90-day late payments on such obligations within the last 12 months. A maximum of four 30-day late payments or three 30-day late payments and one 60-day late payment within the last 12 months is acceptable on an existing mortgage loan on the subject property. The existing mortgage obligation must be current. As to non-mortgage credit, some prior defaults may have occurred. Isolated and insignificant collections and/or charge-offs, and judgments within the last 18 months, totaling less than $1,000 are acceptable. No bankruptcy or notice of default filing by the borrower may have occurred during the preceding 18 months. A maximum loan-to-value ratio of 80% (70% for mortgage loans originated under the non-conforming, no-income qualifier program, but 75% if the borrower is self-employed) is permitted for a mortgage loan on a single family, owner-occupied property. A maximum loan-to-value ratio of 70% (or 65% for mortgage loans originated under the non-conforming, no-income qualifier program) is permitted for a mortgage loan on a non-owner-occupied property or second home. The debt service-to-income ratio generally is 50% or less, depending on the qualifying rate. The maximum loan amount is $600,000 for single family owner-occupied properties under the non-conforming full documentation program. The maximum loan amount is $350,000 (or $300,000 for mortgage loans originated under the non-conforming, no-income qualifier program) for mortgage loans on a non-owner-occupied property or a second home.

  Under the Company's "C" risk category, the prospective borrower may have experienced significant credit problems in the past. A maximum of twelve 30-day late payments or six 60-day late payments or four 90-day late payments on consumer debt within the last 12 months is acceptable. A maximum of five 30-day late payments or three 30-day late payments and two 60-day late payments or three 30-day late payments and one 90-day late payment within the last 12 months is acceptable on an existing mortgage loan on the subject property. The existing mortgage can be up to 40 days past due at the time of funding of the loan. As with non-mortgage credit, significant prior defaults may have occurred. There may be open collections or charge-offs not to exceed $4,000 and up to $6,000 in isolated circumstances. No bankruptcy or notice of default filings by the borrower may have occurred during the preceding year. A maximum loan-to-value ratio of 75% (or 65% for mortgage loans originated under the non-conforming, no-income qualifier program, but 70% if the borrower is self-employed) is permitted on a mortgage loan on a single-family owner-occupied property. A maximum loan-to-value ratio of 70% (or 60% for mortgage loans originated under the non-conforming, no-income qualifier program, but 65% if the borrower is self-employed) is permitted for a mortgage loan on a non-owner-occupied property or second home. The debt service-to-income ratio is generally 55% or less, depending on the qualifying rate. The maximum loan amount is $500,000 (or $400,000 for mortgage loans originated under the non-conforming, no-income qualifier program) for mortgage loans on single-family owner-occupied properties. The maximum loan amount is $300,000 (or $200,000 for mortgage loans originated under the non-conforming no-income qualifier program) for mortgage loans on a non-owner-occupied property or a second home.

  Under the Company's "D" risk category, the prospective borrower may have experienced significant credit problems in the past. As to non-mortgage credit, significant prior defaults may have occurred. The borrower is sporadic in some or all areas with a general disregard for timely payment or credit standing. With respect to an existing mortgage loan on the subject property, no payment can be more than 120 days past due. Such existing mortgage loan is not required to be current at the time the application is submitted. The borrower may have open collections, charge-offs and judgments, all of which must be paid simultaneously with the funding of the loan. No current bankruptcy filings by the borrower are allowed. Borrowers who are in foreclosure are considered. A maximum loan-to-value ratio of 65% (or 55% for mortgage loans originated under the non-conforming, no-income qualifier program, but 60% if the borrower is self-employed) is permitted for a mortgage loan on a single-family owner-occupied property. No mortgage loans on a non-owner-occupied property or a second home are made in the "D" risk category. The maximum loan amount is $350,000 under the non-conforming full documentation program (or $150,000 for mortgage loans originated under the non-conforming, no-income qualifier program, but $200,000 if the borrower is self-employed) for mortgage loans on a non-owner-occupied property or a second home. The debt service-to-income ratio generally is 60% or less, depending on the qualifying rate.

  Exceptions. As described above, the Company uses the foregoing categories and characteristics as underwriting guidelines only. On a case-by-case basis, the Company's underwriters may determine that the prospective mortgagor warrants a risk category upgrade, a debt service-to-income ratio exception, a pricing exception, a loan-to-value exception or an exception from certain requirements of a particular risk category (collectively called an "upgrade" or an "exception"). An upgrade or exception may generally be allowed if the application reflects certain compensating factors, including among others: low loan-to-value ratio; pride of ownership; a maximum of one 30-day late payment on all mortgage loans during the last 12 months; stable employment; and the length of residence in the subject property. Accordingly, the Company may classify certain mortgage loan applications in a more favorable risk category than other mortgage loan applications that, in the absence of such compensating factors, would only satisfy the criteria of a less favorable risk category.

LOAN PRODUCTION BY BORROWER RISK CLASSIFICATION

  The following tables set forth information concerning the Company's loan production by borrower risk classification for loans secured by mortgages for the year ended December 31, 1995 and the six months ended June 30, 1996. Dollars in the table below are in thousands.

                             YEAR ENDED DECEMBER 31, 1995        SIX MONTHS ENDED JUNE 30, 1996
                         ------------------------------------ ------------------------------------
                                            WEIGHTED                             WEIGHTED
                                            AVERAGE  WEIGHTED                    AVERAGE  WEIGHTED
                           LOAN     % OF    INTEREST AVERAGE    LOAN     % OF    INTEREST AVERAGE
CREDIT RATING             AMOUNT  MORTGAGES   RATE     LTV     AMOUNT  MORTGAGES   RATE     LTV
-------------            -------- --------- -------- -------- -------- --------- -------- --------
A....................... $ 98,455    34.1%   11.36%    80.6%  $ 41,035    15.8%   10.65%    80.1%
A-......................  135,001    46.8     9.65     76.8    143,421    55.2     9.99     73.8
B.......................   34,906    12.1    10.50     68.2     47,913    18.4    10.82     71.6
C.......................   17,716     6.1    11.01     64.1     20,531     7.9    11.58     67.9
D.......................    2,404     0.9    12.10     58.6      6,953     2.7    12.27     63.1
                         --------   -----                     --------   -----
  Total................. $288,482   100.0%   10.44     76.1   $259,853   100.0%   10.37     73.6
                         ========   =====                     ========   =====

LOAN SALES AND SECURITIZATIONS

  The Company sells a majority of its loan origination and purchase volume through public securitizations. Securitization sales provide the Company with greater flexibility and operating leverage than a portfolio lender by allowing the Company to generate fee and interest income and participate in the continuing profitability of the loans with a significantly smaller capital commitment than that required by traditional portfolio lenders. During the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, the Company securitized $70.2 million, $164.9 million and $233.0 million of mortgage loans, respectively.

  Generally, in each securitization transaction, the Company retains an interest in the loans sold through interest-only and residual certificates, which are amortized over an estimated average life. Cash flow realized from these interest-only and residual certificates is subject to the prepayment and loss characteristics of the underlying loans. The interest-only and residual certificates retained by the Company through securitizations amounted to $40.7 million at June 30, 1996. See "Risk Factors--Interest Only and Residual Value Certificates."

  With respect to the aforementioned securitizations, the Company arranged for the related trusts to purchase credit enhancements for the senior interests in the related trusts in the form of insurance policies provided by three AAA/Aaa rated monoline insurance companies, and, as a result, the senior interests in each trust received a rating of "AAA" from Standard & Poor's Ratings Services and "Aaa" from Moody's Investors Service, Inc.

  The pooling and servicing agreements that govern the distribution of cash flows from the loans included in the trusts require the overcollateralization of the senior interests by using interest receipts on the mortgage loans to reduce the outstanding principal balance of the senior interests to a pre-set percentage of the mortgage loans. The overcollateralization percentage may be reduced over time according to the delinquency and loss experience of the loans. The Company's interest in each overcollateralized amount is reflected in the Company's financial statements as a portion of "interest-only and residual certificates." To the extent that a loss is realized on the loans, losses will be paid first out of interest available to the interest-only and residual certificates and ultimately out of the overcollateralization amount available to the interest-only and residual certificates. If losses exceed the Company's discounted recourse allowance, the excess losses in any period will result in a reduction in the value of the interest-only and residual certificates held by the Company. If losses exceed the amounts available to the interest-only and residual certificates, the monoline insurance company policy will pay any further losses experienced by holders of the senior interests in the related trust. Interest available to the interest-only and residual certificates, when available, and distributions from the overcollateralization amount will be used to reimburse the monoline insurance company for any such payments.

  The Company may be required either to repurchase or to substitute for loans which do not conform to the representations and warranties made by the Company in the pooling and servicing agreements entered into when the loans are pooled and sold through securitizations.

HEDGING

  The market value of fixed-rate mortgage loans has a greater sensitivity to changes in market interest rates than adjustable-rate mortgage loans. As the Company's production of fixed-rate mortgage loans has increased, the Company has begun to implement various hedging strategies to mitigate the change in market value of fixed-rate mortgage loans held for sale between the date of origination and sale. Commencing in August 1995, these strategies have included selling short and selling forward United States Treasury securities and pre-funding loan originations in its securitizations. The Company currently hedges its fixed-rate mortgage loans held for sale by selling forward a combination of United States Treasury securities of various maturities whose combined change in value due to a change in interest rates closely approximates the change in value of the mortgage loans hedged. In the future the Company may hedge its variable-rate mortgage loans and its interest-only and residual certificates with hedging transactions which may include forward sales of mortgage loans or mortgage-backed securities, interest rate caps and floors and buying and selling of futures and options on futures. The nature and quantity of hedging transactions are determined by the Company's management based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases.

  The Company believes that it has implemented a cost-effective hedging program to provide a level of protection against changes in market value of its fixed-rate mortgage loans held for sale. However, an effective hedging strategy is complex and no hedging strategy can completely insulate the Company from such changes. In addition, hedging involves transaction and other costs, and such costs could increase as the period covered by the hedging protection increases or in periods of rising and fluctuating interest rates. Therefore, the Company may be prevented from effectively hedging its fixed-rate loans held for sale, without significantly reducing the Company's return on equity.

  In addition, the Company hedges future production of mortgage loans through a pre-funding mechanism in connection with its securitizations. In its securitization transactions, investors deposit cash in a pre-funded amount into the related trust to purchase the loans the Company commits to sell on a forward basis. This pre-funded amount is invested pending use in short term obligations which pay a lower interest rate than the interest rate the trust is obligated to pay certificate investors on the outstanding balance of the pre-funded amount. The Company is required to deposit at the closing of the related transaction an amount sufficient to make up the difference between these rates.

  As of June 30, 1996 and December 31, 1995, the Company had no open hedge positions. During 1995 the Company included a loss of $84,375 on a short sale of United States Treasury securities as part of gains on sales of loans. During the six months ended June 30, 1996 the Company included a gain of $62,070 on a forward sale of United States Treasury securities as part of gains on sale of loans.

LOAN SERVICING AND DELINQUENCIES

  Servicing. The Company currently originates or purchases all mortgage loans on a servicing released basis, thereby acquiring the servicing rights. In September 1995, the Company entered into a servicing agreement with Advanta (the "Advanta Agreement") to service all of its current and ongoing production. In addition, Advanta services or subservices each public securitization of the Company's loans pursuant to the related pooling and servicing agreement. According to Advanta's Annual Report on Form 10-K for the year ended December 31, 1995, Advanta serviced approximately $1.8 billion in loans with an overall average delinquency rate of approximately 6%. Servicing includes collecting and remitting loan payments, making required advances, accounting for principal and interest, holding escrow or impound funds for payment of taxes and insurance, if applicable, making required inspections of the mortgaged property, contacting delinquent borrowers and supervising foreclosures and property dispositions in the event of unremedied defaults in accordance with the Company's guidelines. Under the Advanta Agreement, the Company is obligated to pay Advanta a monthly servicing fee on the declining principal balance of each loan serviced and a set-up fee for each loan delivered to Advanta for servicing.

  Advanta is required to pay all expenses related to the performance of its duties under the Advanta Agreement. Further, Advanta is required to make advances of taxes and required insurance premiums that are not collected from borrowers with respect to any mortgage loan, only if it determines that such advances are recoverable from the mortgagor, insurance proceeds or other sources with respect to such mortgage loan. If such advances are made, Advanta generally will be reimbursed prior to the Company receiving the remaining proceeds. Advanta also will be entitled to reimbursement by the Company for expenses incurred by it in connection with the liquidation of defaulted mortgage loans and in connection with the restoration of mortgaged property. If claims are not made or paid under applicable insurance policies or if coverage thereunder has ceased, the Company will suffer a loss to the extent that the proceeds from liquidation of the mortgaged property, after reimbursement of Advanta's expenses in the sale, are less than the principal balance of the related mortgage loan.

  The Company may terminate the Advanta Agreement upon the occurrence of one or more of the events specified in the Advanta Agreement generally relating to Advanta's proper and timely performance of its duties and obligations under the Advanta Agreement. Either the Company or Advanta may terminate the Advanta Agreement without cause upon 90 days' prior written notice to the other party; provided, that if the Company terminates the Advanta Agreement without cause, the Company shall pay to Advanta a termination fee of 1% of the aggregate principal balance of the mortgage loans being serviced by Advanta at such time; provided, further, that if the Company transfers servicing of any amount of mortgage loans being serviced by Advanta to another servicer without terminating the Advanta Agreement, the Company shall pay to Advanta $100 per mortgage loan transferred. With respect to mortgage loans securitized by the Company, the Company will not be able to terminate the servicer without the approval of the trustee for such securities.

  As is customary in the mortgage loan servicing industry, Advanta is entitled to retain any late payment charges, penalties and assumption fees collected in connection with the mortgage loans, net of pre-payment penalties, which accrue to the Company. Advanta receives any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance impound funds. Advanta is required to remit to the Company no later than the 18th day of each month all principal and interest collected from borrowers during the monthly reporting period.

  The Company subcontracts with outside servicers such as Advanta as this arrangement allows the Company to increase the volume of its loan originations and purchases without incurring related overhead investments in servicing operations.

  The following table sets forth certain information regarding the Company's servicing portfolio of loans for the periods shown.

                                                               SIX MONTHS ENDED
                                 YEARS ENDED DECEMBER 31,          JUNE 30,
                                -----------------------------  ----------------
                                  1993      1994       1995          1996
                                --------  ---------  --------  ----------------
                                               (IN THOUSANDS)
   Beginning servicing portfo-
    lio.......................  $    --   $  18,074  $ 68,721      $270,193
   Loans added to the servic-
    ing portfolio.............    41,556    190,297   288,482       259,853
   Loans sold servicing
    released and principal
    paydowns..................   (23,482)  (139,650)  (87,010)      (88,120)
                                --------  ---------  --------      --------
   Ending servicing portfo-
    lio.......................  $ 18,074  $  68,721  $270,193      $441,926
                                ========  =========  ========      ========

  Delinquencies and Foreclosures. Loans originated or purchased by the Company are secured by mortgages, deeds of trust, security deeds or deeds to secure debt, depending upon the prevailing practice in the state in which the property securing the loan is located. Depending on local law, foreclosure is effected by judicial action or nonjudicial sale, and is subject to various notice and filing requirements. In general, the borrower, or any person having a junior encumbrance on the real estate, may cure a monetary default by paying the entire amount in arrears plus other designated costs and expenses incurred in enforcing the obligation during a statutorily prescribed reinstatement period. Generally, state law controls the amount of foreclosure expenses and costs, including attorneys fees, which may be recovered by a lender. After the reinstatement period has expired without the default having been cured, the borrower or junior lienholder no longer has the right to reinstate the loan and may be required to pay the loan in full to prevent the scheduled foreclosure sale. Where a loan has not yet been sold or securitized, the Company will generally allow a borrower to reinstate the loan up to the date of foreclosure sale.

  Although foreclosure sales are typically public sales, third-party purchasers rarely bid in excess of the lender's lien because of the difficulty of determining the exact status of title to the property, the possible deterioration of the property during the foreclosure proceedings and a requirement that the purchaser pay for the property in cash or by cashier's check. Thus, the foreclosing lender often purchases the property from the trustee or referee for an amount equal to the sum of the principal amount outstanding under the loan, accrued and unpaid interest and the expenses of foreclosure. Depending on market conditions, the ultimate proceeds of the sale may not equal the lender's investment in the property.

  The following tables set forth the combined delinquency and foreclosure experience of: (1) loans held for sale or securitization included in the Company's servicing portfolio and (2) securitized loans originated by the Company but serviced by an affiliate of the Company or by Advanta for the periods indicated.

                                               AS OF DECEMBER 31,
                         ---------------------------------------------------------------
                                 1993                 1994                 1995           AS OF JUNE 30, 1996
                         -------------------- -------------------- --------------------- ---------------------
                                  % OF LOANS           % OF LOANS            % OF LOANS            % OF LOANS
                                 IN SERVICING         IN SERVICING          IN SERVICING          IN SERVICING
                         AMOUNT   PORTFOLIO   AMOUNT   PORTFOLIO    AMOUNT   PORTFOLIO    AMOUNT   PORTFOLIO
                         ------- ------------ ------- ------------ -------- ------------ -------- ------------
                                                        (DOLLARS IN THOUSANDS)
Loans serviced.......... $18,074    100.0%    $68,721    100.0%    $270,193    100.0%    $441,926    100.0%
30-59 days delinquent...   1,194      6.6         321      0.5        3,072      1.1        6,403      1.5
60-89 days delinquent...      60      0.3         199      0.3        1,896      0.7        2,805      0.6
90 days or more
 delinquent.............     --       --          383      0.5        4,396      1.6        7,069      1.6
                         -------    -----     -------    -----     --------    -----     --------    -----
Total delinquencies..... $ 1,254      6.9%    $   903      1.3%    $  9,364      3.4%    $ 16,276      3.7%
                         =======    =====     =======    =====     ========    =====     ========    =====
Delinquent loans in
 foreclosure............ $   --       --      $   383      0.5%    $  4,883      1.8%    $  5,064      1.1%
Total real estate
 owned..................     --       --          --       --           141      --           --       --

  As of June 30, 1996, statements to certificateholders prepared by the trustee for each of four securitizations in which loans originated and purchased by the Company were included reported no losses; however, the Company's loans securitized and sold in the secondary market and included in these securitizations have been outstanding for a relatively short period of time and consequently the delinquencies, foreclosures and loss experience to date are not indicative of results to be experienced in the future. In addition, the mortgage loans related to the interest-only and residual certificates retained by SPTL pursuant to the Contribution Transaction have generally had higher delinquency ratios than the Company's delinquency ratios, even though such loans were generally underwritten to SPFC's underwriting standards.

COMPETITION

  The Company is a relatively new entrant in the industry, is relatively small compared to many of its competitors and faces intense competition in the business of originating, purchasing and selling mortgage loans. Competition in the industry takes many forms including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan. Traditional competitors in the financial services business include other mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and finance companies. Most of these competitors in the consumer finance business are substantially larger and have considerably greater financial, technical and marketing resources than the Company. In addition, many financial services organizations that are much larger than the Company have formed national loan origination networks that are substantially similar to the Company's loan origination programs. In addition, the current level of gains realized by the Company and its competitors on the sale of sub-prime loans could attract additional competitors into this market with the possible effect of lowering gains on future loan sales.

  The Company believes that its competitive strengths include providing prompt, responsive service and flexible underwriting to independent mortgage brokers. The Company's underwriters apply its underwriting guidelines on an individual basis but have the flexibility to deviate from them when an exception or upgrade is warranted by a particular loan applicant's situation, such as evidence of a strong mortgage repayment history relative to a weaker overall consumer-credit repayment history. This provides independent mortgage brokers working with the Company the ability to offer loan packages to Sub-prime Borrowers.

REGULATION

  The Company's operations are subject to extensive regulation, supervision and licensing by federal, state and local government authorities. Regulated matters include, without limitation, loan origination, credit activities, maximum interest rates and finance and other charges, disclosure to customers, the terms of secured transactions, the collection, repossession and claims handling procedures utilized by the Company, multiple qualification and licensing requirements for doing business in various jurisdictions and other trade practices.

  The Company's loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. The Company's activities as a lender are also subject to various federal laws including the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act and the Fair Housing Act.

  The Truth in Lending Act ("TILA") and Regulation Z promulgated thereunder contain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give consumers the ability to compare credit terms. TILA also guarantees consumers a three day right to cancel certain credit transactions including loans of the type originated by the Company. A lender's failure to provide the requisite material disclosures may, among other things, give rise to a borrower's right of rescission, if applicable to the transaction and validly invoked. Management of the Company believes that it is in compliance with TILA in all material respects.

  In September 1994, the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act") was enacted. The Riegle Act contains, among other things, the Homeownership and Equity

Protection Act of 1994 (the "High Cost Mortgage Act"), which makes certain amendments to TILA. The High Cost Mortgage Act, which became effective with respect to loans consummated after October 1, 1995, generally applies to closed-end loans secured by a consumer's principal dwelling but not obtained for the purchase or construction of the dwelling in which the loan has either
(i) total points and fees upon origination in excess of eight percent of the loan amount or (ii) an annual percentage rate of more than ten percentage points higher than United States Treasury securities of comparable maturity ("Covered Loans"). A substantial majority of the loans originated or purchased by the Company are not Covered Loans.

  The High Cost Mortgage Act imposes additional disclosure requirements on lenders originating Covered Loans and prohibits lenders from, among other things, originating Covered Loans that are underwritten solely on the basis of the borrower's home equity without regard to the borrower's ability to repay the loan. The Company believes that only a small portion of loans it originated are of the type that, unless modified, would be prohibited by the High Cost Mortgage Act. The Company's underwriting criteria have always taken into consideration the borrower's ability to repay.

  The High Cost Mortgage Act also prohibits lenders from including prepayment fee clauses in Covered Loans to borrowers with a debt-to-income ratio in excess of 50% or Covered Loans used to refinance existing loans originated by the same lender. The Company will continue to collect prepayment fees on loans originated prior to the effectiveness of the High Cost Mortgage Act and on non-Covered Loans as well as on Covered Loans in permitted circumstances. Because the High Cost Mortgage Act does not apply to loans consummated before October 1, 1995, the level of prepayment fee revenue was not affected in 1995, but the level of prepayment fee revenue may decline in future years. The High Cost Mortgage Act imposes other restrictions on Covered Loans, including restrictions on balloon payments and negative amortization features, which the Company does not believe will have a material impact on its operations.

  The Company is also required to comply with the Equal Credit Opportunity Act of 1974, as amended ("ECOA"), which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. These bases are referred to as "prohibited bases." ECOA, as implemented by Regulation B, prohibits creditors from discriminating on prohibited bases or from considering certain types of information in rendering a credit decision. It also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for credit denial. In instances where the applicant is denied credit or the rate or charge for loans increases as a result of information obtained from consumer reports prepared by a consumer reporting agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the consumer reporting agency and the consumer has a right to obtain the information contained in the consumer report. The Company is also subject to the Real Estate Settlement Procedures Act and is required to file an annual report with the Department of Housing and Urban Development pursuant to the Home Mortgage Disclosure Act.

  In the course of its business, the Company may acquire properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on such properties. In such event, the Company could be held responsible for the cost of cleaning up or removing such waste, and such cost could exceed the value of the underlying properties.

  Because the Company's business is highly regulated, the laws, rules and regulations applicable to the Company are subject to regular modification and change. There are currently proposed various laws, rules and regulations which, if adopted, could impact the Company. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Company's ability to originate, broker, purchase or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, brokered, purchased or sold by the Company, or otherwise adversely affect the business or prospects of the Company.

EMPLOYEES

  At September 30, 1996, the Company employed 201 full-time employees and 16 part-time employees. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are satisfactory.

PROPERTIES

  The Company's executive and administrative offices are located at One Centerpointe Drive, Suite 500, Lake Oswego, Oregon, and consist of approximately 9,922 square feet. The leases on the premises expire between 1999 and 2000, and the current annual rent is approximately $188,767.

  The Company also leases space for its branch offices. These facilities aggregate approximately 35,690 square feet, with an annual aggregate base rental of approximately $499,080. The terms of these leases vary as to duration and rent escalation provisions. In general, the leases expire between 1996 and 1999 and provide for rent escalations dependent upon either increases in the lessors' operating expenses or fluctuations in the consumer price index in the relevant geographical area.

  In the design of its branch operations, the Company has been able to maintain low overhead expenses by leasing space in office complexes located in accessible but non-prime locations. The branch offices range in size from 576 to 6,534 square feet with lease terms typically ranging from one to five years. Annual base rents for the branch offices range from $5,400 to $82,328.

LEGAL PROCEEDINGS

  SPFC occasionally becomes involved in litigation arising in the normal course of business. Management believes that any liability with respect to such legal actions, individually or in the aggregate, will not have a material adverse effect on the Company's financial position or results of operations.

                     SOUTHERN PACIFIC FUNDING CORPORATION
                           PRO FORMA FINANCIAL DATA
                                  (UNAUDITED)

  The following unaudited pro forma statements of earnings have been prepared based on the Company's historical audited financial statements for the year ended December 31, 1995 and unaudited financial statements for the six-month period ended June 30, 1996. The unaudited pro forma statements of earnings give effect to the necessary adjustments to reflect the elimination of interest-only and residual certificates and loans held for sale that were retained by SPTL at the effective time of the IPO in connection with the Contribution Transaction. See "Business--the Contribution Transaction." The pro forma information is for illustrative purposes only and should not be viewed as a projection or forecast of the Company's performance for any future period. The pro forma statements of earnings do not purport to represent the Company's results of operations had the Company operated independently from SPTL during the periods presented. Such pro forma information should be read in conjunction with the related notes and with the Company's historical financial statements and notes thereto included elsewhere herein.

                       PRO FORMA STATEMENTS OF EARNINGS

                                           YEAR ENDED DECEMBER 31, 1995
                                        ---------------------------------------
                                        HISTORICAL  ADJUSTMENTS      PRO FORMA
                                        ----------- -----------     -----------
Revenues:
  Gains on sales of loans.............  $17,995,303 $(5,791,666)(1) $12,203,637
  Interest income.....................    4,304,760                   4,304,760
                                        ----------- -----------     -----------
    Total revenues....................   22,300,063  (5,791,666)     16,508,397
                                        ----------- -----------     -----------
Expenses:
  Interest on borrowings from SPTL and
   ICII...............................    1,284,282     334,000 (4)   1,618,282
  Interest on other borrowings........    2,129,370         --        2,129,370
  Personnel and commission expense....    4,190,566         --        4,190,566
  General and administrative expense..    2,153,220     234,000 (3)   2,387,220
                                        ----------- -----------     -----------
    Total expenses....................    9,757,438     568,000      10,325,438
                                        ----------- -----------     -----------
Earnings before taxes.................   12,542,625  (6,359,666)      6,182,959
Income taxes..........................    5,205,190  (2,639,262)(5)   2,565,928
                                        ----------- -----------     -----------
Net earnings..........................  $ 7,337,435 $(3,720,404)    $ 3,617,031
                                        =========== ===========     ===========
Earnings per share....................                              $      0.32
                                                                    ===========
Weighted average number of shares out-
 standing.............................                               11,165,000
                                          SIX MONTHS ENDED JUNE 30, 1996
                                        ---------------------------------------
                                        HISTORICAL  ADJUSTMENTS      PRO FORMA
                                        ----------- -----------     -----------
Revenues:
  Gains on sales of loans.............  $20,787,509 $  (388,808)(1) $20,398,701
  Interest income.....................    4,970,922    (262,000)(2)   4,708,922
                                        ----------- -----------     -----------
    Total revenues....................   25,758,431    (650,808)     25,107,623
                                        ----------- -----------     -----------
Expenses:
  Interest on borrowings from SPTL and
   ICII...............................      258,979         --          258,979
  Interest on other borrowings........    3,106,251         --        3,106,251
  Personnel and commission expense....    4,106,060         --        4,105,060
  General and administrative expense..    1,938,250         --        1,938,250
                                        ----------- -----------     -----------
    Total expenses....................    9,408,540         --        9,408,540
                                        ----------- -----------     -----------
Earnings before taxes.................   16,349,891    (650,808)     15,699,083
Income taxes..........................    6,954,430    (276,593)(5)   6,677,837
                                        ----------- -----------     -----------
Net earnings..........................  $ 9,395,461 $  (374,215)    $ 9,021,246
                                        =========== ===========     ===========
Pro forma earnings per share..........  $      0.84                 $      0.81
                                        ===========                 ===========
Weighted average number of shares out-
 standing.............................   11,181,362                  11,181,362

              See accompanying notes to pro forma financial data.

                       NOTES TO PRO FORMA FINANCIAL DATA
                                  (UNAUDITED)

  In October 1994, ICII incorporated the Company as part of a strategic decision to form a separate subsidiary through which to operate SPTL's residential lending division. To further this strategy, in December 1994, ICII made a capital contribution of $250,000 to the Company in exchange for 100% of its outstanding capital stock, and in April 1995, ICII caused SPTL to contribute to the Company certain customer lists of SPTL's residential lending division relating to the ongoing operations of such division. In addition, in April 1995 all employees of SPTL's residential lending division became employees of the Company. At the effective time of the IPO, SPTL retained all other assets and all liabilities related to the contributed operations, including all residual certificates generated in connection with securitizations effected by SPTL's residential lending division. Shareholders of the Company will not have any interest in assets that were retained by SPTL as part of the Contribution Transaction.

  Pro forma financial statements are presented: (1) to reflect the elimination of certain assets and liabilities and the related revenues and expenses that were retained by SPTL and to which the Company has no continuing rights to, or receives economic benefit from and (2) to reflect increases in certain expenses consisting of interest expense and increased loan servicing costs as if the Company had operated using independent warehouse facilities and had exclusively utilized the services of Advanta during all periods presented.

(1) Gains on sales of loans has been decreased due to elimination of residual interest balances (and the corresponding liabilities and equity) which were generated from securitizations occurring in December 1994 and March and June, 1995. Loans contributed to these securitizations were originated or purchased during the period of time in which the Company was obtaining its funding from SPTL. Accordingly, SPTL has elected to retain these assets and the rights to receive future income from them.

(2) Reflects the elimination of interest income from the residual interest generated on the December 31, 1994 securitization which was retained by SPTL as discussed in Note 1.

(3) Reflects the inclusion of estimated additional expenses which would have been incurred had the Company exclusively used its current independent loan servicer for the entire period. Annual loan servicing costs paid to ICII were approximately $7.50 per loan per month, while estimated fees that would have been charged by an independent loan servicer are a one-time set-up fee of $25.00 per loan and 37.5 basis points per annum, paid monthly, on the declining principal balance of each loan serviced.

(4) Reflects the inclusion of estimated additional expenses which would have been incurred had the Company financed its borrowings at market rates instead of at the SPTL cost of funds rate.

(5) Reflects the tax impact of the reduction in earnings related to the pro forma adjustments to earnings before taxes as discussed above.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the name, age and position with the Company of each person who is an executive officer or director of the Company.

   NAME                               AGE                POSITION
   ----                               ---                --------
H. Wayne Snavely(1)..................  55 Chairman of the Board
Robert W. Howard.....................  50 President, Chief Executive Officer and
                                           Director
Bernard A. Guy.......................  40 Executive Vice President and Director
Gary A. Palmer.......................  42 Executive Vice President, Chief
                                           Financial Officer and Secretary
Stephen J. Shugerman(1)..............  49 Director
John D. Dewey(1).....................  36 Director
A. Van Ruiter(1)(2)..................  44 Director
Frank P. Willey(1)(2)................  43 Director

--------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.

  H. WAYNE SNAVELY has been the Chairman of the Board of the Company since April 1995. He has been Chairman of the Board and Chief Executive Officer of ICII since December 1991, Chairman of the Board of Imperial Credit Advisors, Inc. ("ICAI") since January 1995 and Chairman of the Board of Imperial Credit Mortgage Holdings, Inc. since November 1995. He has been a director of Imperial Bancorp and Imperial Bank since 1994. From 1986 to February 1992, Mr. Snavely served as Executive Vice President of Imperial Bancorp and Imperial Bank with direct management responsibility for the following bank subsidiaries and divisions: Imperial Bank Mortgage, SPTL, Imperial Trust Company, Wm. Mason & Company, Imperial Ventures, Inc. and The Lewis Horwitz Organization.

  ROBERT W. HOWARD has been President, Chief Executive Officer and a Director of the Company since April 1995. From January 1994 to April 1995, he was Senior Vice President of SPTL's Residential Lending Division and from December 1992 to January 1994, he was Vice President of the same division. From January 1990 to December 1992, Mr. Howard was Senior Vice President at Preferred Financial Funding Corp., a retail mortgage banking company specializing in non-conforming credit loans. From March 1981 to December 1990, Mr. Howard was President of R.W. Howard Financial, a privately owned company specializing in construction and permanent financing for commercial and residential projects. Mr. Howard is a licensed CPA in the State of California.

  BERNARD A. GUY has been Executive Vice President and a Director of the Company since April 1995. From January 1994 to April 1995, he was Senior Vice President of SPTL's Residential Lending Division and from December 1992 to January 1994, he was Vice President of the same division. From June 1989 to December 1992, Mr. Guy was Senior Vice President at Preferred Financial Funding Corp., an independent retail mortgage banking company specializing in non-conforming credit loans. From June 1984 to June 1989, Mr. Guy was Vice President/Controller for United First Funding.

  GARY A. PALMER has been Executive Vice President, Chief Financial Officer and Secretary of the Company since October 1995. From January 1993 to February 1995, Mr. Palmer served as Senior Vice President and Treasurer of Gentra Capital Corporation and as a director of Columbia River Service Corporation. From June 1990 to December 1992, he served as Senior Vice President and Treasurer of Pacific First Bank. From December 1985 to January 1990, Mr. Palmer served as Senior Vice President, Capital Markets of Imperial Savings Association and as a director of Imperial Capital Markets, Inc., Imperial Investment Advisors, Inc. and Caywood-Christian Capital Management. From April 1980 to November 1985, he served in various positions and was responsible for financial planning and analysis, funding and investments at the Federal Home Loan Mortgage Corporation, most recently as Director, Financial Strategy.

  STEPHEN J. SHUGERMAN has been a Director of the Company since April 1995. From June 1987 to the present, Mr. Shugerman has been the President of SPTL. From June 1985 to May 1987, Mr. Shugerman was President of ATI Thrift & Loan Association, a privately owned thrift and loan. From 1979 to 1985, he was Senior Vice President of Imperial Thrift and Loan Association, a former subsidiary of Imperial Bank. Mr. Shugerman is a past president of the California Association of Thrift & Loan Companies.

  JOHN D. DEWEY has been a Director of the Company since June 1996. He has been a director of Sierra Capital Acceptance, a privately held wholesale mortgage broker, since May 1995 and was their Chief Operating Officer from May 1995 to January 1996. From October 1993 to May 1995, Mr. Dewey served as Consultant and Transaction Coordinator for ContiTrade Services Corporation's non-conforming credit, ARM conduit program and was responsible for administering the program. From March 1991 to September 1993, Mr. Dewey served as Director of Securitization for First Alliance Mortgage Company, a privately held retail mortgage banking company specializing in non-conforming credit loans.

  A. VAN RUITER has been a Director of the Company since June 1996. He has been co-owner of Vantage LLC, a venture capital firm, since January 1996. From April 1993 to December 1995, he was Chairman, President and Chief Executive Officer of Gentra Capital Corporation. From May 1989 to April 1993, he was an Executive Vice President of Pacific First Financial Corporation and Pacific First Bank, holding the positions of Chief Financial Officer and Chief Administrative Officer. From March 1986 to May 1989, he was Vice President, Taxation for Royal Trustco Corporation.

  FRANK P. WILLEY has been a Director of the Company since June 1996. He has been the President of Fidelity National Financial, Inc. since January 1995. From 1984 to 1994, Mr. Willey was the Executive Vice President and General Counsel of Fidelity National Title Insurance Company. Mr. Willey is a director of each of CKE Restaurants, Inc. and Mortgage Capital Resources Company.

BOARD OF DIRECTORS

  Directors are elected annually to serve until the next annual meeting of shareholders and until their successors are elected and qualified. The Company plans to pay its non-employee directors a $20,000 annual retainer, $1,500 for each board meeting or committee meeting attended and to reimburse them for reasonable expenses incurred in attending meetings. The Company has granted options to purchase an aggregate of 180,000 shares of Common Stock under its Stock Option Plan to its non-employee directors. See "--Stock Options." No family relationships exist between any of the executive officers or directors of the Company.

  The Company's Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee is comprised of Messrs. Ruiter and Willey, and is responsible for making recommendations concerning the engagement of independent certified public accountants, approving professional services provided by the independent certified public accountants and reviewing the adequacy of the Company's internal accounting controls. The Compensation Committee is comprised of Messrs. Snavely, Shugerman, Ruiter, Dewey and Willey, and is responsible for recommending to the Board of Directors all officer salaries, management incentive programs and bonus payments.

EXECUTIVE COMPENSATION

 Summary Compensation Table

  The following table sets forth information concerning the annual and long-term compensation earned by the Company's Chief Executive Officer and each of the other executive officers whose annual salary and bonus during 1995 exceeded $100,000 (the "Named Executive Officers").

                                               ANNUAL COMPENSATION
                                  ---------------------------------------------
                                                    OTHER ANNUAL    ALL OTHER
NAME AND PRINCIPAL POSITION(1)    SALARY   BONUS   COMPENSATION(2) COMPENSATION
------------------------------    ------- -------- --------------- ------------
Robert W. Howard(3).............. $60,000 $400,250     $12,313          --
 President, Chief Executive
  Officer and Director
Bernard A. Guy(3)................  60,000  400,250      15,381          --
 Executive Vice President and
  Director

--------
(1) Gary A. Palmer joined the Company in October 1995 as Executive Vice President, Chief Financial Officer and Secretary at an annual salary of $125,000.
(2) Includes a $6,000 annual car allowance, and a $6,109 cash contribution made by the Company to a 401(k) profit sharing plan on behalf of each of Messrs. Howard and Guy, and certain group medical and dental insurance benefits.
(3) Each of Messrs. Howard and Guy entered into a five-year employment agreement effective January 1, 1996 at an annual salary of $250,000, plus a bonus equal to 1 1/2% of the Company's pre-tax profits. See "--
     Employment Agreements."

  No options to purchase the Company's securities were granted prior to November 1995. See "--Stock Options."

  In addition, Messrs. Howard and Guy were each granted options to purchase 10,000 shares of ICII common stock at an exercise price of $8.50 per share in December 1994. These options were scheduled to vest over a five-year period but were accelerated and became fully vested in January 1996.

 Employment Agreements

  Mr. Howard serves as President and Chief Executive Officer of the Company pursuant to the terms of an employment agreement which continues in effect until January 1, 2001. Under the terms of the agreement, Mr. Howard receives an annual salary of $250,000 and a quarterly bonus equal to one and one-half percent of the Company's pre-tax earnings as determined in accordance with generally accepted accounting principles. In addition to salary and bonus, Mr. Howard receives an automobile allowance of $1,000 per month. In the event of termination of employment without cause (as defined in the agreement) by the Company, or because of death or disability, the Company will pay the present value of compensation and benefits to which he would have been entitled during the remaining term of the agreement. In the event Mr. Howard voluntarily terminates his employment, he will be restricted from competing with the Company for one year.

  Mr. Guy serves as Executive Vice President of the Company pursuant to the terms of an employment agreement which continues in effect until January 1, 2001. Under the terms of the agreement, Mr. Guy receives an annual salary of $250,000 and a quarterly bonus equal to one and one-half percent of the Company's pre-tax earnings as determined in accordance with generally accepted accounting principles. In addition to salary and bonus, Mr. Guy receives an automobile allowance of $1,000 per month. In the event of termination of employment without cause (as defined in the agreement) by the Company, or because of death or disability, the Company will pay the present value of compensation and benefits to which he would have been entitled during the remaining term of the agreement. In the event Mr. Guy voluntarily terminates his employment, he will be restricted from competing with the Company for one year.

STOCK OPTIONS

 Stock Option Plan

  The Company has adopted the 1995 Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan"), which provides for the grant of qualified incentive stock options ("ISOs") that meet the requirements of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), stock options not so qualified ("NQSOs") and awards consisting of deferred stock, restricted stock, stock appreciation rights and limited stock appreciation rights ("Awards"). The Stock Option Plan is administered by a committee of directors appointed by the Board of Directors (the "Committee"). ISOs may be granted to the officers and key employees of the Company or any of its subsidiaries. The exercise price for any option granted under the Stock Option Plan may not be less than 100% (or 110% in the case of ISOs granted to an employee who is deemed to own in excess of 10% of the outstanding Common Stock) of the fair market value of the shares of Common Stock at the time the option is granted. The purpose of the Stock Option Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to those whose job performance affects the Company. The effective date of the Stock Option Plan is November 1, 1995.

  The Stock Option Plan authorizes the grant of options to purchase, and awards of, an aggregate of 1,294,800 shares of Common Stock. If an option granted under the Stock Option Plan expires or terminates, or an Award is forfeited, the shares subject to any unexercised portion of such option or Award will again become available for the issuance of further options or Awards under the Stock Option Plan.

  Under the Stock Option Plan, the Company may make loans available to stock option holders, subject to the Board of Directors' approval, in connection with the exercise of stock options granted under the Stock Option Plan. If shares of Common Stock are pledged as collateral for such indebtedness, such shares may be returned to the Company in satisfaction of such indebtedness. If so returned, such shares shall again be available for issuance in connection with future stock options and Awards under the Stock Option Plan.

  Unless previously terminated by the Board of Directors, no options or Awards may be granted under the Stock Option Plan after November 1, 2005.

  Options granted under the Stock Option Plan will become exercisable upon the terms of the grant made by the Committee. Awards will be subject to the terms and restrictions of the Award made by the Committee. The Committee has discretionary authority to select participants from among eligible persons and to determine at the time an option or Award is granted and in the case of options, whether it is intended to be an ISO or a NQSO, and when and in what increments shares covered by the option may be purchased.

  Under current law, ISOs may not be granted to any individual who is not also an officer or employee of the Company or any subsidiary.

  Each option must terminate no more than 10 years from the date it is granted (or five years in the case of ISOs granted to an employee who is deemed to own in excess of 10% of the combined voting power of the Company's outstanding Common Stock). Options may be granted on terms providing for exercise in whole or in part at any time or times during their respective terms, or only in specified percentages at stated time periods or intervals during the term of the option, as determined by the Committee.

  The exercise price of any option granted under the Stock Option Plan is payable in full (1) in cash, (2) by surrender of shares of the Company's Common Stock already owned by the option holder having a market value equal to the aggregate exercise price of all shares to be purchased including, in the case of the exercise of NQSOs, restricted stock subject to an Award under the Stock Option Plan, (3) by cancellation of indebtedness owed by the Company to the optionholder, or (4) by any combination of the foregoing. The terms of any promissory note may be changed from time to time by the Board of Directors to comply with applicable Internal Revenue Service or Securities and Exchange Commission regulations or other relevant pronouncements.

  Unless otherwise determined by the Committee or the Board at or after grant but prior to a change of control, if a change of control (as defined in the Stock Option Plan) occurs, (i) any indebtedness extended by the Company for the purpose of exercising any option will also be forgiven and collateral pledged will be released, (ii) all restricted and deferred stock awards, stock appreciation rights outstanding for at least six months and stock options will be fully vested and (iii) the value of all outstanding stock options, stock appreciation rights and restricted and deferred stock awards will, to the extent determined by the Committee at or after grant, be cashed out. This cash out will be based on the higher of the highest price per share paid or offered in any transaction related to a change of control or the highest price per share paid on the exchange or national market during the preceding sixty day period, except that in the case of ISOs and related stock appreciation rights, the price will be based only on transaction reported for the date on which the Committee decides to cash out the ISOs.

  The Board of Directors may from time to time revise or amend the Stock Option Plan, and may suspend or discontinue it at any time. However, no such revision or amendment may impair the rights of any participant under any outstanding options or Award without such participant's consent or may, without shareholder approval, increase the number of shares subject to the Stock Option Plan or decrease the exercise price of a stock option to less than 100% of fair market value on the date of grant (with the exception of adjustments resulting from changes in capitalization), materially modify the class of participants eligible to receive options or Awards under the Stock Option Plan, materially increase the benefits accruing to participants under the Stock Option Plan or extend the maximum option term under the Stock Option Plan.

  The Company has granted to each of Mr. Palmer and to Thomas Bowser (the Company's Senior Vice President, Wholesale Division) options to purchase 25,000 shares of Common Stock at a per share exercise price equal to $17.00, vesting 20% per year over a period of five years after the date of grant. In addition, the Company has granted to Messrs. Snavely, Shugerman, Dewey, Ruiter and Willey options to purchase 100,000, 50,000, 10,000, 10,000 and 10,000 shares of Common Stock, respectively, at a per share exercise price equal to $17.00, vesting 100% on the first anniversary of the date of grant. Stock options for an additional 307,000 shares of Common Stock have been granted to certain employees of the Company under the Stock Option Plan at a per share exercise price equal to $17.125, vesting 20% per year over a period of five years after the date of grant and none of which, except in the event of a change of control of the Company, will be exercisable until 1997.

 Senior Management Stock Option Plan

  The Company's Senior Management Stock Option Plan (the "Senior Management Plan") was adopted by the Board of Directors on November 1, 1995. The Company has reserved 1,294,800 shares of Common Stock for issuance under the Senior Management Plan.

  The Senior Management Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to adopt, alter and repeal the administrative rules, guidelines and practices governing the Senior Management Plan. All decisions made by the Compensation Committee pursuant to the Senior Management Plan are final and binding on all persons, including the Company and the participants in the Senior Management Plan.

  Stock options granted under the Senior Management Plan may be exercised in whole or in part at any time during the relevant option period, by giving written notice of exercise to the Company specifying the number of shares to be purchased, accompanied by payment in full of the purchase price in cash or its equivalent, as determined by the Committee. An optionee shall generally have the rights to dividends and other rights of a stockholder with respect to shares subject to the option only after the optionee has given written notice of exercise, has paid in full for such shares, and, if requested by the Compensation Committee, has given certain representations regarding himself to the Company.

  In the event the Company is acquired by merger, consolidation or asset sale, or there otherwise occurs a "Change in Control" of the Company as defined in the Senior Management Plan, unless otherwise determined by the Compensation Committee or the Board of Directors at or after the date of grant but prior to such event, all stock options granted under the Senior Management Plan shall become fully exercisable and vested. Additionally, if a participant is terminated without cause pursuant to his employment agreement with the Company, such person may exercise all or any portion of any stock option granted under the Senior Management Plan at any time prior to the expiration of such option. If a participant's employment with the Company terminates due to his death or permanent disability or due to the dissolution of the Company, such person may exercise all or part of the unexercised portion of any option granted under the Senior Management Plan within the earliest to occur of the period ending 12 months following such termination or the expiration of such option. If a participant voluntarily terminates his employment with the Company or terminates his employment agreement with the Company with the mutual agreement of the Company, such person may not exercise any part of the unexercised portion of any stock option granted pursuant to the Senior Management Plan.

  The following table sets forth the stock options granted to Messrs. Howard and Guy under the Senior Management Plan as of October 1, 1996:

                                     INDIVIDUAL GRANTS
                         ------------------------------------------
                                                                    POTENTIAL REALIZABLE VALUE AT
                         NUMBER OF                                     ASSUMED ANNUAL RATES OF
                           SHARES   PERCENTAGE                         STOCK PRICE APPRECIATION
                         UNDERLYING OF OPTIONS EXERCISE                   FOR OPTION TERM(4)
                          OPTIONS   GRANTED TO   PRICE   EXPIRATION ------------------------------
NAME                     GRANTED(1) EMPLOYEES  ($/SH)(2)  DATE(3)       5%($)          10%($)
----                     ---------- ---------- --------- ---------- -------------- ---------------
Robert W. Howard........  647,400       50%     $10.50    11/1/05   $    4,275,000 $    10,834,000
Bernard A. Guy..........  647,400       50%      10.50    11/1/05        4,275,000      10,834,000

--------
(1) Such stock options vest 20% per year over a period of five years after the date of grant.
(2) The exercise price for all options equaled the fair market value of such shares at the date of grant as determined by the Board of Directors.
(3) Such stock options expire ten years from the date of grant.
(4) Amounts reflect assumed rates of appreciation set forth in the Securities and Exchange Commission's executive compensation disclosure requirements.

LIMITATION OF LIABILITY

  The Company's Articles of Incorporation contain provisions limiting the personal liability of directors to the Company and its shareholders, and the Company's Bylaws contain provisions indemnifying directors, officers, employees and agents of the Company for actions in their capacity as such, to the fullest extent permitted by law. In addition, the Underwriting Agreement provides for reciprocal indemnification between the Company and its controlling persons on the one hand, and the Underwriters and their controlling persons on the other hand, against certain liabilities in connection with the registration statement of which this Prospectus is a part. Each of the foregoing may include indemnification for liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                             CERTAIN TRANSACTIONS

THE CONTRIBUTION TRANSACTION

  In October 1994, ICII incorporated the Company as part of a strategic decision to form a separate subsidiary through which to operate SPTL's residential lending division. To further this strategy, in December 1994, ICII made a capital contribution of $250,000 to the Company in exchange for 100% of its outstanding capital stock, and in April 1995, ICII caused SPTL to contribute to the Company certain customer lists of SPTL's residential lending division relating to the ongoing operations of such division. In addition, in April 1995 all employees of SPTL's residential lending division became employees of the Company. SPTL retained all other assets and all liabilities related to the contributed operations including all residual interests generated in connection with securitizations effected by SPTL's residential lending division.

ARRANGEMENTS WITH ICII AND ITS AFFILIATES

  The Company and ICII have entered into agreements for the purpose of defining their ongoing relationship. The agreements have been developed in the context of a parent/subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. It is the intention of the Company and ICII that such agreements and the transactions provided for therein, taken as a whole, are fair to both parties, while continuing certain mutually beneficial arrangements. However, there can be no assurance that each of such agreements, or the transactions provided for therein, have been effected on terms at least as favorable to the Company as could have been obtained from unaffiliated parties.

  Additional or modified arrangements and transactions may be entered into by the Company, ICII and their respective affiliates after completion of this Offering. Any such future arrangements and transactions will be determined through negotiations between the Company and ICII, and it is possible that conflicts of interest will develop. The Unaffiliated Directors, consisting of directors independent of the Company and ICII, must independently approve all transactions between the Company and ICII.

  The following is a summary of certain arrangements and transactions between the Company and ICII.

 Tax Agreement

  The Company entered into an agreement (the "Tax Agreement") with ICII for the purposes of (1) providing for filing certain tax returns, (2) allocating certain tax liability and (3) establishing procedures for certain audits and contests of tax liabilities.

  Under the Tax Agreement, ICII agreed to indemnify and hold the Company harmless from any tax liability attributable to periods ending on or before June 1996 in excess of such taxes as the Company has already paid or provided for. For periods ending after June 1996, the Company will pay its tax liability directly to the appropriate taxing authorities. To the extent that
(1) there are audit adjustments that result in a tax detriment to the Company or (2) the Company incurs losses that are carried back to an earlier year and any such adjustment described in (1) or loss described in (2) results in a tax benefit to ICII or its affiliates, then ICII will pay to the Company an amount equal to the tax benefit as that benefit is realized. ICII also agreed to indemnify the Company for any liability arising out of the filing of a federal consolidated return by ICII or any return filed with any state or local taxing authority. To the extent there are audit adjustments that result in any tax detriment to ICII or any of its affiliates with respect to any period ending on or before June 1996, and, as a result thereof, the Company for any taxable period after June 1996 realizes a tax benefit, then the Company shall pay to ICII the amount of such benefit at such time or times as the Company actually realizes such benefit.

  ICII generally will control audits and administrative and judicial proceedings with respect to periods ending on or before June 1996, although ICII cannot compromise or settle any issue that increases the Company's liability without first obtaining the consent of the Company. The Company generally controls all other audits and administrative and judicial proceedings.

 Services Provided by ICII

  The Company has been historically allocated expenses of various administrative services provided to it by ICII. The costs of such services were not directly attributable to a specific division or subsidiary and primarily included general corporate overhead, such as accounting and cash management services, human resources and other administrative functions. These expenses were calculated as a pro rata share of certain administrative costs based on relative number of employees and assets and liabilities of the division or subsidiary, which management believed was a reasonable method of allocation. The allocation of expenses for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996 were approximately $37,900, $92,700, $256,000 and $292,000, respectively.

  The Company intends to provide by itself many of the services previously provided by ICII. ICII currently provides to the Company mortgage loan production software and hardware and data communications management, the managing of the 401(k) plan in which the Company participates, and insurance coverage, including health insurance.

 Other Arrangements

  From the point of commencement of operations until March 1994, SPTL served as the servicer of the Company's loans. From March 1994 through September 1995, the Company subcontracted all of its servicing obligations under mortgage loans originated or acquired on a servicing released basis to ICII pursuant to a servicing agreement containing fees and other terms that are comparable to industry standards. In addition, ICII was the servicer of loans securitized by the Company in 1994 and 1995 under the respective pooling and servicing agreements. Effective May 1, 1996 ICII transferred the servicing for all of the Company's loans it serviced to Advanta or subcontracted with Advanta to perform such servicing functions.

  In February and March 1996, certain of ICII's conforming residential mortgage origination offices were transferred to the Company.

  In March 1996, the Company entered into a $10 million revolving credit and term loan agreement with SPTL. Advances under this agreement were collateralized by the Company's interest-only and residual certificates (other than those retained by SPTL pursuant to the Contribution Transaction) at an interest rate of 2% above LIBOR. In April 1996 the loan was repaid and the agreement was canceled pursuant to affiliate-transaction restrictions imposed on SPTL by state regulations.

  During 1995, the Company borrowed approximately $1.5 million from ICII, such sum bearing interest at approximately 10.3% per annum. At June 18, 1996 the amount owed to ICII was approximately $17 million. As of September 30, 1996, all amounts owed to ICII had been repaid.

  In June 1996, the Company entered into a five year consulting agreement with The Dewey Consulting Group, owned by one of the Company's directors, John D. Dewey. Under the agreement, Mr. Dewey has agreed to assist the Company in the development of strategic alliances with selected mortgage lenders, including the identification of potential strategic alliance participants. The Company has agreed to compensate Mr. Dewey based upon actual strategic alliances entered into and loan production and earnings resulting from thoses alliances.

  The Company has entered into the ICII Registration Rights Agreement with ICII, pursuant to which the Company has agreed to register for sale under the Securities Act in the future all of ICII's remaining shares of the Company's Common Stock subject to certain conditions set forth therein.

          BENEFICIAL OWNERSHIP OF SECURITIES AND SELLING SHAREHOLDER

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1996, and as adjusted to reflect the sale of 1,000,000 shares by ICII offered hereby, by
(i) each director of the Company, (ii) each of the named Executive Officers,
(iii) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock and (iv) all directors and executive officers of the Company as a group.

                                                                          COMMON STOCK
                           COMMON STOCK OWNED                              TO BE OWNED
                          PRIOR TO OFFERING(1)                         AFTER THE OFFERING
                          ----------------------       NUMBER OF       --------------------
                           NUMBER OF              SHARES TO BE SOLD IN NUMBER OF
                            SHARES      PERCENT       THE OFFERING       SHARES    PERCENT
                          ------------ ---------  -------------------- ----------- --------
Imperial Credit Indus-
 tries, Inc.(2).........     8,075,000     58.4%       1,000,000         7,075,000    51.2%
Robert W. How-
 ard(3)(4)(5)...........       145,480      1.0              --            145,480     1.0
Bernard A.
 Guy(3)(4)(5)...........       151,270      1.1              --            151,270     1.1
H. Wayne Snavely(2)(4)..           --       --               --                --      --
Stephen J.
 Shugerman(4)(6)........         1,000        *              --              1,000       *
Gary A. Palmer(3)(4)....           111        *              --                111       *
Frank P. Willey(4)......         4,000        *              --              4,000       *
A. Van Ruiter(4)........         5,000        *              --              5,000       *
John D. Dewey(4)........         5,200        *              --              5,200       *
All Directors and
 Officers as a Group
 (8 persons)............       312,061      2.2              --            312,061     2.2

--------
 * Less than 0.1%.
(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned.
(2) Each of such persons may be reached at 23550 Hawthorne Boulevard, Building One, Suite 110, Torrance, California 90505.
(3) Each of such persons may be reached through the Company at One Centerpointe Drive, Suite 500, Lake Oswego, Oregon 97035.
(4) For information regarding the granting of options to senior management, certain directors and other officers of the Company, see "Management-- Stock Options."
(5) Includes 129,480 shares subject to stock options exercisable within 60 days.
(6) Mr. Shugerman may be reached at 12300 Wilshire Boulevard, Los Angeles, California 90025.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. At September 30, 1996, there were 13,825,000 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share held. California law generally permits holders of Common Stock to cumulate votes for the election of directors upon giving notice as required by law and as to be described in any proxy solicitation material distributed by the Company to shareholders in connection with such election. The Company's Articles of Incorporation do not contain a prohibition on cumulative voting. The Common Stock is not convertible into any other security.

  Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of Preferred Stock. The Common Stock has no preemptive or other subscription rights. The outstanding shares of Common Stock, including the Common Stock offered hereby, are fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the shareholders of the Company, to issue up to 5,000,000 shares of Preferred Stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions thereof including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without shareholder approval, can issue Preferred Stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the shareholders including, but not limited to, a tender offer to purchase Common Stock at a premium over then current market prices. The Company has no present plan to issue any shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Norwest Bank Minnesota, N.A., Minneapolis, Minnesota.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will continue to have outstanding 13,825,000 shares of Common Stock. Of the outstanding shares, 6,750,000 shares (6,900,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

  The remaining 7,075,000 shares (6,925,000 if the Underwriters' over-allotment option is exercised in full) of Common Stock outstanding are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act and are eligible for sale subject to the holding period, volume and other limitations imposed by that rule. As described below, Rule 144 permits resales of restricted securities subject to certain restrictions. However, the Company has entered into the ICII Registration Rights Agreement pursuant to which the Company has agreed to file one or more registration statements under the Securities Act in the future for shares of the Company held by ICII, subject to certain conditions set forth therein. Pursuant to the ICII Registration Rights Agreement, the Company will use its reasonable efforts to cause such registration statements to be kept continuously effective for the public sale from time to time of the shares of the Company held by ICII. In addition, 1,294,800 shares of Common Stock are currently subject to outstanding stock options held by senior management pursuant to the Senior Management Plan, none of which, except in certain circumstances, will be exercisable until November 1996. Stock options for an additional 537,000 shares of Common Stock have been granted to certain non-employee directors and employees of the Company under the Stock Option Plan, none of which, except in the event of a change of control of the Company, will be exercisable until 1997. An additional 757,800 shares of Common Stock are reserved for future issuance under the Stock Option Plan. The Company and ICII agreed for the benefit of the underwriters of the IPO, subject to certain exceptions, that they will not offer, sell or otherwise dispose of any of the shares of Common Stock owned by them until December 1996, without the prior written consent of such underwriters. The Company, ICII and the executive officers and directors of the Company have agreed with the Underwriters and the underwriters of the Concurrent Offering, subject to certain conditions, that they will not offer, sell or otherwise dispose of any of the shares of Common Stock owned by them for 120 days from the date of this Prospectus and the commencement of the Concurrent Offering, respectively, without the prior written consent of NatWest on behalf of the Underwriters or the underwriters of the Concurrent Offering.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who beneficially owned shares for at least two years, including any person who may be deemed an "affiliate" of the Company (as the term "affiliate" is defined under the Securities Act), would be entitled to sell within any three-month period a number of such shares that does not exceed the greater of 1% of the shares of the Company's Common Stock then outstanding (138,250 shares) and the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. A person who is not deemed to have been an "affiliate" of the Company any time during the six months immediately preceding a sale and who has beneficially owned shares for at least three years would be entitled to sell such shares under Rule 144 without regard to any volume limitation. The Securities and Exchange Commission has announced potential changes to Rule 144 which could result in restricted shares becoming eligible for sale in the public market at earlier dates than indicated above.

  The Company has filed a Registration Statement on Form S-8 covering the shares that have been reserved for issuance under the Stock Option Plan and the Senior Management Plan, thus permitting the resale of such shares in the public market.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

     UNDERWRITER                                                NUMBER OF SHARES
     -----------                                                ----------------
     NatWest Securities Limited................................
     Oppenheimer & Co., Inc. ..................................
     Dabney/Resnick/Imperial, LLC..............................
                                                                   ---------
       Total...................................................    1,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The Underwriters are obligated to purchase all shares of Common Stock offered if any of such shares are purchased.

  The Company has been advised that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (which may include the Underwriters) at such price less a selling concession
not in excess of $     per share. The Underwriters may allow and such dealers
may reallow a concession not in excess of $   per share to certain other
dealers. After commencement of the offering to the public, the public offering price and other selling terms may be changed by the Underwriters. The Underwriters have informed the Company that they do not intend to confirm sales of shares of Common Stock to any accounts over which they have discretionary authority.

  The Company granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

  The Company and ICII have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Underwriting Agreement provides that the Company and the Selling Shareholder will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

  Each of the Company, the Selling Shareholder and the Company's executive officers and directors have agreed that they will not, for a period of 120 days after the date of this Prospectus, without the prior written consent of NatWest Securities Limited ("NatWest") on behalf of the Underwriters, directly or indirectly, offer to sell, sell, contract to sell, grant any option to purchase or otherwise dispose (or announce any offer, sale, grant of any option to purchase or other disposition) of any shares of Common Stock or any securities convertible into, or exchangeable for shares of Common Stock; provided, that the Company may, without such consent, issue certain shares of Common Stock in the ordinary course pursuant to the Company's stock option plans as more fully described in this Prospectus, and provided further, that each of the Company, the Selling Shareholder and such executive officers and directors shall be permitted to offer to sell, sell, contract to sell, grant any option to purchase or otherwise dispose of shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) during such 120 period so long as the transferee of such shares or securities agrees in writing, for the benefit of the Underwriters, not to offer to sell, sell, contract to sell, grant any option to purchase or otherwise dispose of such shares or securities until the end of such 120 day period, unless such transferee has received the prior written consent of NatWest on behalf of the Underwriters. In addition, the Company, ICII and the Company's executive officers and directors have similarly agreed not to offer, sell or otherwise dispose of the Company's Common Stock for a period of 120 days without the prior written consent of the managing underwriter of the Concurrent Offering.

  From time to time, certain of the Underwriters have provided, and may continue to provide, investment banking services to the Company.

  NatWest, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the shares of Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any shares of Common Stock within the United States, its territories or possessions or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit the sale of the shares of Common Stock offered hereby outside of the United States.

  NatWest has also represented and agreed that (i) it has not offered or sold and will not offer or sell any Common Stock to persons in the United Kingdom prior to admission of the Common Stock to listing in accordance with Part IV of the Financial Services Act 1986 (the "Act") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Act, (ii) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Common Stock, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under
Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

  ICII has acquired a 1% equity interest in Dabney/Resnick/Imperial, LLC and is expected to be granted an option to acquire an additional 48% interest therein.

                                 LEGAL MATTERS

  Certain matters relating to this Offering are being passed upon for the Company by Thacher Proffitt & Wood, New York, New York and by Baker & Hostetler, Los Angeles, California, special California counsel for the Company. Certain matters relating to the Offering are being passed upon for the Selling Shareholder by Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, Beverly Hills, California. Andrews & Kurth L.L.P., Los Angeles, California will act as counsel for the Underwriters.

                                    EXPERTS

  The financial statements of Southern Pacific Funding Corporation as of December 31, 1994, and 1995 and for each of the years in the three-year period ended December 31, 1995 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered pursuant to this Prospectus. Statements contained in this Prospectus as to the contents of any agreement or other document referred to herein are not necessarily complete and reference is made to the copy of such agreement or other document filed as an exhibit or schedule to the Registration Statement. For further information, reference is made to the Registration Statement and to the exhibits and schedules filed therewith, which are available for inspection without charge at the principal office of the Commission in Washington, D.C. Copies of the materials containing this information may be obtained from the Commission upon payment of the prescribed fee. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement, including the exhibits thereto, for further information with respect to the Company and the Common Stock offered hereby. Statements contained in this Prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission as an exhibit hereto.

  The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. For further information with respect to the Company, reference is hereby made to such reports and other information which can be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1025, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports and other information regarding the Company at (http://www.sec.gov). The Company's Common Stock is listed on the NYSE. The Company's reports, proxy statements and other information concerning the Company can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Southern Pacific Funding Corporation:

  We have audited the accompanying balance sheets of Southern Pacific Funding Corporation as of December 31, 1994 and 1995, and the related statements of earnings, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Pacific Funding Corporation as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP
Los Angeles, California
April 1, 1996

                      SOUTHERN PACIFIC FUNDING CORPORATION

                                 BALANCE SHEETS


                                         DECEMBER 31, DECEMBER 31,   JUNE 30,
                                             1994         1995         1996
                                         ------------ ------------ ------------
                                                                   (UNAUDITED)
ASSETS

Cash.................................... $   250,000  $        --  $  1,947,945
Loans held for sale.....................  16,727,023    80,263,671  115,445,886
Loans held under repurchase agreement...         --     12,800,565          --
Interest-only and residual
 certificates...........................   4,897,920    25,658,601   40,749,108
Accrued interest receivable.............      49,255       977,374    1,306,983
Premises and equipment, net.............      36,330       421,695    2,112,095
Other assets............................         --        282,831    1,799,794
                                         -----------  ------------ ------------
  Total assets.......................... $21,960,528  $120,404,737 $163,361,811
                                         ===========  ============ ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
Bank overdraft.......................... $       --   $    619,517 $        --
Discounted recourse liability...........     664,377     3,189,959    4,750,959
Borrowings under warehouse lines of
 credit.................................         --     96,130,120   78,169,891
Borrowings from SPTL....................  15,698,684     2,758,147          --
Due to affiliates.......................         --      1,585,150    1,967,298
Other liabilities.......................      46,183     3,233,125   11,580,469
                                         -----------  ------------ ------------
  Total liabilities.....................  16,409,244   107,516,018   96,468,617
Shareholders' equity:
Preferred stock, no par value,
  5,000,000 shares authorized; none
   issued or outstanding at December 31,
   1994 and 1995, and
   June 30, 1996 (unaudited)............         --            --           --
Common stock, no par value,
  50,000,000 shares authorized;
   10,375,000 issued and outstanding at
   December 31, 1994 and 1995 and
   13,825,000 issued and outstanding at
   June 30, 1996 (unaudited)............         --            --    53,839,089
Contributed capital.....................     789,591       789,591      250,000
Retained earnings.......................   4,761,693    12,099,128   12,804,105
                                         -----------  ------------ ------------
  Total shareholders' equity............   5,551,284    12,888,719   66,893,194
                                         -----------  ------------ ------------
  Total liabilities and shareholders'
   equity............................... $21,960,528  $120,404,737 $163,361,811
                                         ===========  ============ ============


                See accompanying notes to financial statements.

                      SOUTHERN PACIFIC FUNDING CORPORATION

                             STATEMENTS OF EARNINGS


                                                                    PRO FORMA
                                                             -----------------------
                               YEARS ENDED DECEMBER 31,
                          ---------------------------------- YEAR ENDED DECEMBER 31,
                             1993       1994        1995              1995
                          ---------- ----------- ----------- -----------------------
                                                                   (UNAUDITED)
Revenues:
  Gains on sales of
   loans................  $1,217,805 $ 9,571,583 $17,995,303       $12,203,637
  Interest income.......     406,812   2,135,886   4,304,760         4,304,760
                          ---------- ----------- -----------       -----------
    Total revenues......   1,624,617  11,707,469  22,300,063        16,508,397
                          ---------- ----------- -----------       -----------
Expenses:
  Interest on borrowings
   from SPTL and ICII...     175,238     886,055   1,284,282         1,618,282
  Interest on other
   borrowings...........         --          --    2,129,370         2,129,370
  Personnel and
   commission expense...     474,464   2,155,945   4,190,566         4,190,566
  General and
   administrative
   expense..............     239,031   1,261,708   2,153,220         2,387,220
                          ---------- ----------- -----------       -----------
    Total expenses......     888,733   4,303,708   9,757,438        10,325,438
                          ---------- ----------- -----------       -----------
Earnings before taxes...     735,884   7,403,761  12,542,625         6,182,959
Income taxes............     305,392   3,072,560   5,205,190         2,565,928
                          ---------- ----------- -----------       -----------
    Net earnings........  $  430,492 $ 4,331,201 $ 7,337,435       $ 3,617,031
                          ========== =========== ===========       ===========
Pro forma earnings per
 share..................                                           $      0.32
                                                                   ===========
Weighted average number
 of shares outstanding..                                            11,165,000



                See accompanying notes to financial statements.

                      SOUTHERN PACIFIC FUNDING CORPORATION

                             STATEMENTS OF EARNINGS


                                                                 PRO FORMA
                                                              ----------------
                                         SIX MONTHS ENDED
                                             JUNE 30,         SIX MONTHS ENDED
                                      -----------------------     JUNE 30,
                                         1995        1996           1996
                                      ----------- ----------- ----------------
                                      (UNAUDITED) (UNAUDITED)   (UNAUDITED)
Revenues:
  Gains on sales of loans............ $6,992,539  $20,787,509   $20,398,701
  Interest income....................  1,967,369    4,970,922     4,708,922
                                      ----------  -----------   -----------
    Total revenues...................  8,959,908   25,758,431    25,107,623
                                      ----------  -----------   -----------
Expenses:
  Interest on borrowings from SPTL
   and ICII..........................    895,449      258,979       258,979
  Interest on other borrowings.......    282,340    3,106,251     3,106,251
  Personnel and commission expense...  1,602,704    4,105,080     4,105,059
  General and administrative
   expense...........................    872,676    1,938,250     1,938,250
                                      ----------  -----------   -----------
    Total expenses...................  3,653,169    9,408,540     9,408,539
                                      ----------  -----------   -----------
Earnings before taxes................  5,306,739   16,349,891    15,699,084
Income taxes.........................  2,202,296    6,954,430     6,677,837
                                      ----------  -----------   -----------
    Net earnings..................... $3,104,443  $ 9,395,461   $ 9,021,247
                                      ==========  ===========   ===========
Earnings per share...................             $      0.84   $      0.81
                                                  ===========   ===========
Weighted average number of shares
 outstanding.........................              11,181,362    11,181,362



                See accompanying notes to financial statements.

                      SOUTHERN PACIFIC FUNDING CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                COMMON    CONTRIBUTED  RETAINED    SHAREHOLDER'S
                                 STOCK      CAPITAL    EARNINGS       EQUITY
                              ----------- ----------- -----------  -------------
Balance, December 31, 1992..  $       --   $     --   $       --    $       --
Capital contribution, 1993..          --     539,591          --        539,591
Net earnings, 1993..........          --         --       430,492       430,492
                              -----------  ---------  -----------   -----------
Balance, December 31, 1993..          --     539,591      430,492       970,083
Common stock issued, 1994...          --     250,000          --        250,000
Net earnings, 1994..........          --         --     4,331,201     4,331,201
                              -----------  ---------  -----------   -----------
Balance, December 31, 1994..          --     789,591    4,761,693     5,551,284
Net earnings, 1995..........          --         --     7,337,435     7,337,435
                              -----------  ---------  -----------   -----------
Balance, December 31, 1995..          --     789,591   12,099,128    12,888,719
Effect of contribution
 transaction (unaudited)....          --    (539,591)  (8,690,484)   (9,230,075)
Proceeds from initial public
 offering of 3,450,000
 shares of common stock,
 net of offering expenses of
 $4,810,911 (unaudited).....   53,839,089        --           --     53,839,089
Net earnings, six months
 ended June 30, 1996
 (unaudited)................          --         --     9,395,461     9,395,461
                              -----------  ---------  -----------   -----------
Balance, June 30, 1996
 (unaudited)................  $53,839,089  $ 250,000  $12,804,105   $66,893,194
                              ===========  =========  ===========   ===========



                See accompanying notes to financial statements.

                      SOUTHERN PACIFIC FUNDING CORPORATION

                            STATEMENTS OF CASH FLOWS

                               YEARS ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                         ---------------------------------------  --------------------------
                             1993         1994          1995          1995          1996
                         ------------  -----------  ------------  ------------  ------------
                                                                  (UNAUDITED)   (UNAUDITED)
Cash flows from
 operating activities:
 Net earnings........... $    430,492  $ 4,331,201  $  7,337,435  $  3,104,443  $  9,395,461
 Adjustments to
  reconcile net income
  to net cash provided
  by (used in) operating
  activities:
   Depreciation.........          --         6,446        51,488        25,744       207,553
   Discounted recourse
    liability...........          --       664,377     2,525,582       610,151     2,873,044
   Net changes in:
    Mortgage loans held
     for sale...........  (18,074,904)   1,347,881   (63,536,648)  (32,608,715)  (36,019,620)
    Loans held under
     repurchase
     agreement..........          --           --    (12,800,565)          --     12,800,565
    Interest only and
     residual
     certificates.......          --    (4,897,920)  (20,760,681)   (8,784,172)  (27,613,418)
    Accrued interest
     receivable.........      (66,338)      17,083      (928,119)     (736,498)     (329,609)
    Other assets........          --           --       (282,831)       (8,395)   (1,516,963)
    Other liabilities...          --        46,183     3,186,942       523,719     8,347,344
                         ------------  -----------  ------------  ------------  ------------
 Net cash provided by
  (used in) operating
  activities............  (17,710,750)   1,515,251   (85,207,397)  (37,873,723)  (31,855,643)
                         ------------  -----------  ------------  ------------  ------------
Cash used in investing
 activities--
 Purchases of premises
  and equipment.........          --       (42,776)     (436,853)      (48,803)   (1,897,953)
                         ------------  -----------  ------------  ------------  ------------
Cash flows from financ-
 ing activities:
 Net changes in:
  Borrowings under
   warehouse lines of
   credit...............          --           --     96,130,120    27,727,621   (17,960,229)
  Borrowings from SPTL..   17,171,159   (1,472,475)  (12,940,537)    9,589,379       322,053
  Due to affiliates.....          --           --      1,585,150     2,940,755       382,148
  Bank overdraft........          --           --        619,517           --       (619,517)
 Capital contribution...      539,591          --            --            --       (262,003)
 Proceeds from issuance
  of common stock.......          --       250,000           --            --     53,839,089
                         ------------  -----------  ------------  ------------  ------------
 Net cash provided by
  (used in) financing
  activities............   17,710,750   (1,222,475)   85,394,250    40,257,755    35,701,541
                         ------------  -----------  ------------  ------------  ------------
 Net change in cash.....          --       250,000      (250,000)    2,335,229     1,947,945
 Cash at beginning of
  year..................          --           --        250,000       250,000           --
                         ------------  -----------  ------------  ------------  ------------
 Cash at end of year.... $        --   $   250,000  $        --   $  2,585,229  $  1,947,945
                         ============  ===========  ============  ============  ============
 Supplementary
  information:
  Interest paid......... $        --   $       --   $  2,129,369  $        --   $        --
  Taxes paid............ $        --   $       --   $        --   $        --   $        --


                See accompanying notes to financial statements.

                     SOUTHERN PACIFIC FUNDING CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (UNAUDITED) AND THE THREE-YEAR
                        PERIOD ENDED DECEMBER 31, 1995

1. ORGANIZATION

  Southern Pacific Funding Corporation ("SPFC" or the "Company") is the successor to the Residential Lending Division of Southern Pacific Thrift and Loan ("SPTL"). The Company originates and acquires non-conforming single-family residential loans, including loans secured by second mortgages and sells interests in them to investors. In October 1994, Imperial Credit Industries, Inc. ("ICII") incorporated the Company as part of a strategic decision to form a separate subsidiary through which to operate SPTL's Residential Lending Division. In April 1995, ICII caused SPTL to contribute (the "Contribution Transaction") to SPFC certain customer lists of SPTL's Residential Lending Division to the ongoing operations of such division. In addition, in April 1995 all employees of SPTL's Residential Lending Division became employees of SPFC. Currently the Company conducts its business from 13 sales offices located in nine states.

2. BASIS OF PRESENTATION

  The historical operations of SPFC as a division of SPTL have been presented in the financial statements as if SPFC had operated as a stand-alone company. Certain adjustments, as described below, are made to historical operations in order to provide fair presentation of the financial operations of SPFC. In the opinion of management, except for the adjustments described below and certain adjustments recognized in the accompanying pro forma financial data, the historical accounting records reflect all costs that would have been incurred had the Company operated as a stand-alone company for all periods presented (See Note 9).

  The unaudited pro forma statements of earnings give effect to the necessary adjustments to reflect the elimination of interest-only and residual certificates retained by SPTL on the effective date of the Company's IPO.

 Operations prior to 1993

  Efforts to establish SPFC as a division within SPTL began in December 1992, but operations did not commence until January 1993. As operations did not start until January 1993, the accompanying financial statements reflect no amounts in the balance sheet accounts, including shareholder's equity, as of December 31, 1992.

 Borrowings from Affiliates

  Historical operations of SPFC have been adjusted to reflect the funding of net assets by SPTL. These adjustments are disclosed in the accompanying financial statements as "Borrowings from SPTL." Because these borrowings would have been secured primarily by mortgage loans held for sale, no more than 95% of the mortgage loans held for sale were reflected in the borrowings from SPTL (based on management's assumption that a lender would typically lend up to 95% on an asset of this type). Additionally, the historical operations of SPFC have been adjusted to reflect interest charges on these borrowings in the accompanying statements of earnings.

                     SOUTHERN PACIFIC FUNDING CORPORATION

  The 1993 and 1994 historical interest charges are based upon estimated average borrowings and SPTL's estimated cost of funds. Borrowing rates used were SPTL's actual average cost of funds for the years ended December 31, 1993 and 1994. The borrowing rates for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996 are based upon SPTL's average cost of funds for "Borrowings from SPTL." For amounts due to ICII, which were $1,585,150 and $1,967,298, at December 31, 1995 and June 30, 1996,
respectively, interest expense was charged based on ICII's cost of funds. For borrowings under the "Note Payable to SPTL" interest was charged at LIBOR plus 2 percent. The average borrowings and interest rates used to determine the weighted average interest on borrowings for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 are as follows:

                                                                SIX MONTHS ENDED JUNE
                               YEARS ENDED DECEMBER 31,                  30,
                          ------------------------------------  -----------------------
                             1993        1994         1995         1995         1996
                          ----------  -----------  -----------  -----------  ----------
                                                                     (UNAUDITED)
Estimated average
 borrowings.............  $4,586,742  $25,195,833  $34,777,138  $42,776,470  $8,279,533
Interest rate...........        3.40%        4.15%        3.69%        4.19%       6.25%
Interest on borrowings..  $  175,238  $   866,055  $ 1,284,282  $   895,449  $  258,979

 Equity

  Prior to April 1995, SPFC was operated as a division of SPTL and had no capital paid-in or retained earnings recorded in its accounts. To properly reflect the historical financial operations of SPFC, retained earnings were recorded as a result of income from operations on an adjusted historical basis, and contributed capital was recorded to fund SPFC's assets in the amount of the shortfall of borrowings plus retained earnings. Under this criteria, allocated capital contributions were reflected in 1993 in the amount of $539,591.

 Income Taxes

  SPFC did not record income taxes in its historical operations. The accompanying financial statements reflect income taxes for SPFC as if it had been a separate entity for all years presented. SPFC accounts for income taxes under the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Mortgage Loans Held for Sale

  Mortgage loans held for sale are carried at the lower of aggregate cost or market. The cost of mortgage loans held for sale is the cost of the mortgage loans reduced or increased by the net deferred fees or costs associated with originating or acquiring the loan and increased by costs that are recognized upon sale. On an ongoing basis, management of the Company monitors the loan portfolio and considers such factors as historical loan loss experience, underlying collateral values, known problem loans, assessment of economic conditions, including changes in interest rates, and other appropriate data to identify risks in the loan portfolio. Based on the Company's experience, no allowance for loan loss has been established.

                     SOUTHERN PACIFIC FUNDING CORPORATION

 Interest-only and Residual Certificates

  Assets reflected in the accompanying balance sheets as interest-only and residual certificates in real estate mortgage investment conduits (REMICs) are recorded as a result of the Company's securitization of loans through various trust vehicles. The Company is subject to certain recourse provisions in connection with its securitizations which are measured using a 6% risk free rate. The Company has presented its obligation under these provisions as a liability in the accompanying balance sheets. The Company estimates future cash flows from these interest-only and residual certificates and values them utilizing assumptions that it believes are consistent with those that would be utilized by an unaffiliated third party purchaser and records them as trading securities at fair value in accordance with SFAS No. 115, "Accounting for Certain Debt and Equity Securities." Unrealized gains and losses are included in gains on sales of loans in the accompanying financial statements. To the Company's knowledge, there is no active market for the sale of these interest-only and residual certificates.

  The fair value of interest-only and residual certificates is determined by computing the present value of the excess of the weighted average coupon on the loans sold over the sum of: (1) the coupon on the senior interests, (2) a base servicing fee paid to the loan servicer, (3) expected losses to be incurred on the portfolio of loans sold over the lives of the loans, and (4) fees payable to the trustee and monoline insurer. Prepayment assumptions used in the present value computation are based on recent evaluations of the actual prepayments of the Company's servicing portfolio or on market prepayment rates on new portfolios, taking into consideration the current interest rate environment and its expected impact on prepayment rates. The cash flows expected to be received by the Company, not considering the expected losses, are discounted at an interest rate that the Company believes an unaffiliated third-party purchaser would require as a rate of return on such a financial instrument. Expected losses are discounted using a rate equivalent to the risk-free rate for securities with a duration similar to that estimated for the underlying loans sold and a discounted recourse liability is recorded. The undiscounted recourse liability as of December 31, 1994 and 1995 and June 30, 1996 was $786,261, $3,858,553 and $4,750,959, respectively. The overall effect of discounting the cash flows expected to be received by the Company using an interest rate (12%) that the Company believes an unaffiliated third party purchaser would require and a rate equivalent to a risk-free rate for expected credit losses is a discount rate of approximately 15%. To the extent that actual future excess cash flows are different from estimated excess cash flows, the fair value of the Company's interest-only and residual certificates will be adjusted quarterly with corresponding adjustments made to earnings in that period.

  In certain of its securitizations, the Company provided an initial overcollateralization on the securities sold and in all its securitizations the Company builds overcollateralization as cash flows projected as described above are used by the trustee to reduce the outstanding balance of the securities sold by the Company. The current amount of such overcollateralization is recorded by the Company as part of its interest-only and residual certificates.

 Gains on Sales of Loans

  Gains on sales of loans are determined by deducting from the gross proceeds of the sales or securitizations the allocated basis in the loans sold or securitized and related transaction costs. Included in gains on sales of loans are gains on sales of loan servicing, which amounted to $810,000 in 1994. Unrealized gains and losses on interest-only and residual certificates are included in gains on sales of loans. In accordance with the provisions of paragraph 7(b) of FAS No. 104, "Statements of Cash Flows--Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions," cash flows from contracts hedging indentifiable transactions or events will be classified in the same category as the cash flows from the items being hedged.

                     SOUTHERN PACIFIC FUNDING CORPORATION

 Interest Income

  Interest income includes interest earned on mortgage loans held for sale.

 Premises and Equipment

  Premises and equipment are stated at cost, less accumulated depreciation or amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of individual assets (three to five years). Leasehold improvements are amortized over the terms of the related leases or the estimated useful lives of improvements, whichever is shorter.

 Dividends

  The Company intends to retain all of its future earnings to finance its operations.

 Use of Estimates

  Management has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 Pro Forma Earnings Per Share

  Pro forma earnings per share is determined by dividing pro forma net earnings by the average number of shares of common stock outstanding during the year adjusted for the dilutive effect of common stock equivalents. Pro forma earnings per share for 1995 and the six months ended June 30, 1996 and all share data related to shares issued and outstanding have been restated to give retroactive recognition to a 4,150 for one stock split effected April 1, 1996.

4.LOANS HELD UNDER REPURCHASE AGREEMENT

  In September 1995, the Company entered into an agreement to acquire certain mortgage loans under a master repurchase agreement with a financial institution. The Company advances the financial institution 98% of the outstanding principal balance of a loan, and all rights (including title) are transferred to the Company under the repurchase agreement. In the event that the financial institution defaults on its obligations under the repurchase agreement, the Company could receive less than its cost basis on the sale of the loans to another party. This risk is offset by the requirement that the financial institution maintain at all times a margin account for the Company equal to 102% of the value of the loans underlying the repurchase agreement.

  At December 31, 1995 and June 30, 1996, the Company held $12,800,565 and $0, respectively, in loans under repurchase agreements which were scheduled to mature within 60 days. The maximum amount of loans held under repurchase agreements with the financial institution during the year ended December 31, 1995 and the six months ended June 30, 1996 was approximately $14,904,000 and $25,376,000, respectively, and the average amount held during the year ended December 31, 1995 and the six months ended June 30, 1996 was approximately $4,718,000 and $14,245,000, respectively.

                     SOUTHERN PACIFIC FUNDING CORPORATION

  During 1995 and the six months ended June 30, 1996, the Company purchased approximately $30,400,000 and $24,600,000, respectively in loans subject to the repurchase agreement of which approximately $17,600,000 and $25,100,000, respectively, were included in the Company's 1995 and February 1996 loan securitizations. The financial institution receives a share of the proceeds from the securitizations and a share of the interest-only and residual certificates in return for incurring its proportionate share of the securitization costs and a 75 basis point annual management fee.

5.INTEREST-ONLY AND RESIDUAL CERTIFICATES

  Assets generated from the Company's loan securitizations as of December 31, 1994 and 1995, June 30, 1996, are as follows:

                                                  DECEMBER 31,
                                             ----------------------
                                                                     JUNE 30,
                                                1994       1995        1996
                                             ---------- ----------- -----------
                                                                    (UNAUDITED)
     Interest-only Certificates............. $      --  $ 2,629,184 $27,446,442
     Residual Certificates..................  4,897,920  23,029,417  13,302,668
                                             ---------- ----------- -----------
                                             $4,897,920 $25,658,601 $40,749,110
                                             ========== =========== ===========

6.PREMISES AND EQUIPMENT

  Premises and equipment consisted of the following at December 31, 1994 and 1995 and June 30, 1996:

                                                  DECEMBER 31,
                                                -----------------
                                                                    JUNE 30,
                                                 1994      1995       1996
                                                -------  --------  -----------
                                                                   (UNAUDITED)
     Premises and equipment.................... $42,776  $479,629  $2,330,371
     Less accumulated depreciation and
      amortization.............................  (6,446)  (57,934)   (218,276)
                                                -------  --------  ----------
                                                $36,330  $421,695  $2,112,095
                                                =======  ========  ==========

7.FAIR VALUE OF FINANCIAL INSTRUMENTS

  FASB Statement No. 107, "Disclosures about Fair Values of Financial Instruments" ("SFAS 107"), requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. Because no market exists for certain of the Company's assets and liabilities, fair value estimates are based on judgments regarding credit risk, investor expectations of future economic conditions, normal cost of administration and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  In addition, the fair value estimates presented do not include the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

                     SOUTHERN PACIFIC FUNDING CORPORATION

  The table below summarizes the information about the fair value of the financial instruments recorded on the Company's financial statements at December 31, 1994 and 1995 and June 30, 1996 in accordance with SFAS 107:

                               DECEMBER 31,            DECEMBER 31,
                                   1994                    1995                 JUNE 30, 1996
                          ----------------------- ----------------------- -------------------------
                           CARRYING      FAIR      CARRYING      FAIR       CARRYING       FAIR
                             VALUE       VALUE       VALUE       VALUE       VALUE        VALUE
                          ----------- ----------- ----------- ----------- ------------ ------------
                                                                          (UNAUDITED)  (UNAUDITED)
Cash....................  $   250,000 $   250,000 $       --  $       --  $  1,947,945 $  1,947,945
Loans held for sale.....   16,727,023  17,228,833  80,263,671  82,671,581  115,445,886  120,090,630
Loans held under
 repurchase agreement...          --          --   12,800,565  13,453,656          --           --
Interest-only and
 residual certificates..    4,897,920   4,897,920  25,658,601  25,658,601   40,749,108   40,749,108
Less: Discounted
 recourse liability.....      664,377     664,377   3,189,959   3,189,959    4,750,959    4,750,959
                                      -----------             -----------              ------------
 Net....................                4,233,543              22,468,642                35,998,149
Bank overdraft..........          --          --      619,517     619,517          --           --
Borrowings under
 warehouse lines of
 credit.................          --          --   96,130,120  96,130,120   78,169,891   78,169,891
Borrowings from SPTL....   15,698,684  15,698,684   2,758,147   2,758,147          --           --
Due to affiliates.......          --          --    1,585,150   1,585,150    1,967,298    1,967,298

  The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments, including the off balance sheet instruments disclosed in Note 14, are as follows:

  Cash (bank overdraft). The carrying values reported are the asset's (liability's) fair value.

  Loans held for sale and loans held under repurchase agreement. The Company has estimated the fair values reported based on recent sales and securitizations.

  Interest-only and residual certificates and discounted recourse liability. Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and loss experience.

  Borrowings under warehouse lines of credit. The carrying value reported approximates fair value due to the short-term nature of the borrowings and the variable interest rates charged on the borrowings.

  Borrowings from SPTL and due to affiliates. The carrying value reported approximates fair value due to the variable interest rates on the borrowings.

  Commitments to originate loans and loans in process. Many loan commitments are expected to, and typically do, expire without being drawn upon. As the rates and terms of the commitments to lend and loans in process are competitive with others in which the Company operates, the values disclosed in
Note 15 are determined to be a reasonable estimate of fair value.

8. HEDGING TRANSACTIONS

  The Company regularly securitizes and sells fixed and variable-rate mortgage loans. To offset the effects of interest rate fluctuations on the value of its fixed-rate loans held for sale, the Company in certain cases will hedge its interest rate risk related to loans held for sale by selling U.S. Treasury securities short or in the forward

                     SOUTHERN PACIFIC FUNDING CORPORATION
market. The Company classifies these sales as hedges of specific loans held for sale. The gains or losses derived from these sales are deferred and recognized as an adjustment to gains on sales of loans when the loans are sold or securitized.

  As of December 31, 1994 and 1995 and June 30, 1996, the Company had no open hedge positions. During 1995 the Company included a loss of $84,375 on a short sale of U.S. Treasury securities as part of gains on sales of loans. During the six month period ended June 30, 1996, the Company included a gain of $62,070 (unaudited) on a forward sale of United States Treasury securities as part of gains on sale of loans.

9. RELATED PARTY TRANSACTIONS

 Intracompany Cost Allocations

  The Company historically has been allocated expenses of various administrative services provided to it by ICII and SPTL. The costs of such services were not directly attributable to a specific division or subsidiary and primarily included general corporate overhead, such as accounting and cash management services, human resources and other administrative functions. These expenses were calculated as a pro rata share of certain administrative costs based on relative assets and liabilities of the division or subsidiary, which management believes was a reasonable method of allocation. The allocation of expenses that are included as part of personnel and commission expense and general and administrative expenses for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 were $37,900, $92,700, $256,000, $128,000, and $292,000, respectively.

 Contribution Transaction

  As part of the Contribution Transaction described in Note 1, on the effective date of the IPO, certain assets and related liabilities generated from securitizations occurring in December 1994 and March and June 1995 were retained by SPTL as follows (unaudited):

      Loans held for sale.......................................... $   837,405
      Interest only and residual certificates......................  12,522,911
      Discounted recourse liability................................   1,312,044
      Borrowings from SPTL.........................................   3,080,200

 Loan Servicing

  From the point of commencement of operations until March 1994, SPTL served as the loan servicer for the Company and the Company was allocated its pro rata portion of SPTL's loan servicing expenses. In March 1994, ICII assumed the role of loan servicer for a servicing fee of approximately $7.50 per loan per month, so that the Company could complete its first securitization. In September 1995, the Company began to utilize the services of Advanta, an independent loan servicer, as the master servicer. Fees charged by Advanta to board and service each loan are $25 per loan and 37.5 basis points per annum on the declining principal balance of each loan serviced, paid monthly, respectively, which fees are higher than those previously paid to ICII due to the additional collection activities performed by Advanta. Had the Company exclusively used its current independent loan servicer in 1993, 1994 and 1995, its servicing fees would have been higher by approximately $222,000, $120,000, and $234,000, respectively.

 Loan Sales

  During 1995, the Company sold approximately $10,912,000 in loans to ICII. Upon completion of the transaction, the Company recorded a gain on sale of approximately $252,000.

                     SOUTHERN PACIFIC FUNDING CORPORATION

 Cash

  Prior to its incorporation as a subsidiary of ICII in October 1994, SPFC did not have a cash account as all operations were funded directly by SPTL. As explained in note 2, adjustments were made to SPFC's financial statements to reflect these fundings by SPTL as "Borrowings from SPTL" on the balance sheets of SPFC. SPFC did not reflect any accounts receivable or payable on its balance sheets prior to the incorporation because all transactions of SPFC either increased or decreased its borrowings from SPTL. Subsequent to incorporation, ICII managed and funded the Company's cash account. Cash transactions either increased or decreased the Company's borrowings from ICII.

10. INCOME TAXES

  SPFC's income taxes were as follows for the years ended December 31, 1993, 1994 and 1995 and pro forma for the year ended December 31, 1995:

                                                                      PRO FORMA
                                        1993      1994       1995       1995
                                      -------- ---------- ---------- -----------
                                                                     (UNAUDITED)
   Current:
     Federal......................... $250,200 $2,064,622 $2,731,115 $  910,319
     State...........................   55,192    455,431    602,452    200,806
                                      -------- ---------- ---------- ----------
       Total current.................  305,392  2,520,053  3,333,567  1,111,125
   Deferred:
     Federal.........................      --     452,656  1,533,378  1,191,887
     State...........................      --      99,851    338,245    262,916
                                      -------- ---------- ---------- ----------
       Total deferred................      --     552,507  1,871,623  1,454,803
                                      -------- ---------- ---------- ----------
   Total income taxes................ $305,392 $3,072,560 $5,205,190 $2,565,928
                                      ======== ========== ========== ==========

  Deferred income taxes arise from differences between the timing of recognition of income and expense for tax and financial reporting purposes. The following table shows the primary components of SPFC's net deferred tax liability at December 31, 1994 and 1995. Net deferred tax liabilities are included in borrowings from SPTL for those periods of time during which the Company operated as a division of SPTL, and are included as part of other liabilities for the periods during which the Company operated as a subsidiary of ICII.

                                                               1994      1995
                                                             -------- ----------
   Deferred tax liabilities:
     Interest-only and residual certificates................ $552,507 $2,424,130
                                                             -------- ----------
       Total................................................ $552,507 $2,424,130
                                                             ======== ==========

  A reconciliation of the income tax provision and the amount computed by applying the statutory Federal corporate income tax rate to income before income taxes are as follows for the years ended December 31, 1993, 1994 and 1995 and the pro forma year ended December 31, 1995:

                                                                     PRO FORMA
                                                  1993  1994  1995     1995
                                                  ----  ----  ----  -----------
                                                                    (UNAUDITED)
   Statutory U.S. Federal income tax rate.......  34.0% 34.0% 34.0%    34.0%
   Increases in rate resulting from state income
    taxes, net of Federal benefit...............   7.5   7.5   7.5      7.5
                                                  ----  ----  ----     ----
   Effective income tax rate....................  41.5% 41.5% 41.5%    41.5%
                                                  ====  ====  ====     ====

                     SOUTHERN PACIFIC FUNDING CORPORATION

11. EMPLOYEE BENEFIT PLANS

 Profit Sharing and 401(k) Plan

  Prior to July 1, 1993, Imperial Bancorp (the majority shareholder of ICII) had a noncontributory profit sharing plan in which employees of SPFC were eligible to participate if they had been employed for at least 1,000 hours during the year. No contributions were made to the plan by the Company in 1993.

  Employees of SPFC were also eligible to participate in a 401(k) plan sponsored by Imperial Bancorp. Under the plan, eligible employees could contribute up to 14% of their salaries. SPFC matched one-third of the employee's contribution, up to a maximum of 2% of the employee's compensation.

  On July 1, 1993, ICII terminated its participation in Imperial Bancorp's 401(k) and profit sharing plans, established its own 401(k) plan (the "ICII 401(k) Plan") in which employees of SPFC are eligible to participate. On September 30, 1993, Imperial Bancorp transferred all plan assets to the ICII 401(k) Plan.

  Under the ICII 401(k) plan, employees may elect to enroll on the first day of any month, provided that they have been employed by SPFC for at least six months. Employees may contribute up to 14% of their compensation to the ICII 401(k) Plan and SPFC will match 50% of the first 4% of employee contributions. SPFC matching contributions are made as of December 31st each year. SPFC recorded 401(k) matching expense of approximately $4,100, $12,100, and $26,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

  An additional company contribution may be made to the ICII 401(k) Plan, at the discretion of SPFC. Should a discretionary contribution be made, the contribution would first be allocated to those employees deferring salaries in excess of 4%. The matching contribution would be 50% of any deferral in excess of 4% up to a maximum deferral of 8%. Should discretionary contribution funds remain following the allocation outlined above, any remaining company matching funds would be allocated as a 50% match of employee contributions, based on the first 4% of the employee's deferrals. Discretionary contributions of approximately $2,600, $21,700 and $23,000 were charged to operations of SPFC for the years ending December 31, 1993, 1994 and 1995, respectively.

12. STOCK OPTIONS

  Effective November 1, 1995, the Company reserved and granted options for 1,294,800 shares of Company common stock pursuant to the 1995 Senior Management Stock Option Plan (the "Senior Management Plan"). All of the options granted under the Senior Management Plan have been issued to senior management personnel at an exercise price of $10.50 per share, the fair value on the date of grant. The options vest ratablely over a five-year period commencing one year after the date of grant.

  Also effective November 1, 1995, the Company adopted the 1995 Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan"), which provides for the grant of qualified incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, stock options not so qualified, and awards consisting of deferred stock, restricted stock, stock appreciation rights and limited stock appreciation rights. The Stock Option Plan authorizes the grant of options to purchase, and awards of, an aggregate of 1,294,800 shares of Company common stock. If an option granted under the Stock Option Plan expires or terminates, or an Award is forfeited, the shares subject to any unexercised portion of such option or Award will again become available for the issuance of further options or Awards under the Stock Option Plan. As of March 31, 1996, no options had been granted under the Stock Option Plan. On the effective date of the IPO discussed in note 16, the Company granted options exercisable at the initial public offering price to purchase 100,000 shares to the Chairman of the Board of the Company, 25,000 each to two senior officers of the Company, 50,000 to a director of the Company and 10,000 each to the other non-employee directors of the Company pursuant to the Plan.

                     SOUTHERN PACIFIC FUNDING CORPORATION

13. WAREHOUSE LINES OF CREDIT AND BORROWINGS FROM AFFILIATES

  In April 1995, SPFC obtained a warehouse line of credit in the amount of $50,000,000 from an investment bank (the "Initial Facility") for the purpose of funding one-to-four family residential first lien mortgage loans. The Company paid a fee of $85,000 to obtain the line of credit, which is being amortized into interest expense over the term of the line, which expired on April 30, 1996. As of December 31, 1995, $41,181,611 was outstanding on the line of credit. Interest rates charged on the line of credit vary based on the type of loan funded with the proceeds. The weighted average interest rate on borrowings on the Initial Facility for 1995 was 6.7%. Interest expense associated with the line of credit approximated $1,999,000, $282,000 and $269,000, for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996, respectively.

  Under the terms of the Initial Facility the Company is required to meet certain operating and financial covenants and collateral requirements. At December 31, 1995 the Company was overextended on the Initial Facility by approximately $4.4 million, as the amount of the Company's borrowings exceeded the required collateral amounts as specified in the agreement. Under the terms of the Initial Facility, the lender had the option of terminating the line of credit when the collateral level is insufficient to meet the level of the borrowings. On March 22, 1996 the Company used proceeds of a Note Payable to SPTL (see Note 16) to repay the overextended amount on the Initial Facility, and terminate the warehouse line of credit.

  In November 1995, the Company obtained a second line of credit from another investment bank, for the purpose of funding one-to-four family residential first and second mortgage loans (the "Second Facility"), which is guaranteed by ICII and is subject to certain operating and financial covenants and collateral requirements. Such covenants include restrictions on (i) changes in the Company's business that would materially and adversely affect the Company's ability to perform its obligations under the Second Facility, (ii) selling any asset other than in the ordinary course of business and (iii) guaranteeing the debt obligation of any other entity. Under the terms of the Second Facility, the Company must pay a quarterly commitment fee of $62,500. Total borrowings under the warehouse line are limited to $200,000,000, and the line is scheduled to expire on April 1, 1997. In addition, the Company is allowed to borrow only $20,000,000 against loans for which the loan documents have not yet been deposited with the loan custodian. The continued availability of funds to the Company under this facility is subject to the Company's continued compliance with the operating and financial covenants contained in such agreements and the guarantee provided by ICII.

  As of December 31, 1995 and June 30, 1996, $54,948,509 and $78,169,891,
respectively was outstanding on the line of credit, on which interest was charged based on the type of loan funded. Interest expense incurred for the year ended December 31, 1995 and the six months ended June 30, 1996 amounted to approximately $131,000 and $2,837,000, respectively, with a weighted average interest rate of 5.5% for 1995, and 6.3% for the six months ended June 30, 1996.

  In March 1996, the Company entered into a $10,000,000 revolving credit and term loan agreement with SPTL (the "SPTL Agreement") which was scheduled to expire on September 30, 1996. Advances under the SPTL Agreement were collateralized by the Company's interest-only and residual certificates (other than such interests retained by SPTL pursuant to the Contribution Transaction) and bore interest at 2% above LIBOR. The continued availability of funds under the SPTL Agreement was subject to downward adjustment pursuant to affiliate-transaction restrictions imposed by state regulations, and in April, 1996 the Company repaid all borrowings outstanding under the SPTL Agreement and it was canceled.

14. BUSINESS CONCENTRATIONS

  During 1995, 29.8%, 13.6% and 12.4% of the Company's loan origination and purchase volume was concentrated in California, Oregon and Hawaii, respectively. In addition, approximately 10% of the 1995 loan

                     SOUTHERN PACIFIC FUNDING CORPORATION
originations were attributed to a single mortgage loan broker. The Company does not believe that it is exposed to any significant credit risk as of December 31, 1995 as its portfolio of loans held for sale is well diversified, and the economies of the states of loan origination are diverse. Upon securitization, any estimate of credit loss is computed based on a percent of loan value basis and included as part of the discounted recourse allowance.

15. COMMITMENTS AND CONTINGENCIES

 Financial Instruments with Off Balance Sheet Risk

  The Company is a party to financial instruments with off balance sheet risk in the normal course of business. These financial instruments include agreements to fund fixed and variable-rate mortgage loans and loans in process. For agreements to fund fixed-rate loans, the contract amounts represent exposure to loss from market fluctuations as well as credit loss. The Company controls the credit risk of its agreements to fund fixed and variable-rate loans through credit approvals, limits and monitoring procedures.

  Agreements to fund mortgage loans are agreements to lend to customers as long as there is no violation of any condition established in the contracts. Such agreements generally have fixed expiration dates or other termination clauses. Since some agreements may expire without being drawn upon, the total agreement amounts do not necessarily represent future cash requirements. As of December 31, 1995 and June 30, 1996, the Company had agreements to fund loans of $3,248,500 and $21,314,000, respectively.

 Sales of Loans and Servicing Rights

  In the ordinary course of business, SPFC is exposed to liability from representations and warranties made to purchasers and insurers of mortgage loans and the purchasers of servicing rights. Under certain circumstances, SPFC is required to repurchase mortgage loans if there has been a breach of a representation or warranty. For loans which have been securitized, the Company includes an estimate of credit loss, using a risk free rate, in determining its discounted recourse liability. On a periodic basis, the Company reviews its assumptions in light of historical experience and economic trends to evaluate their reasonableness in measuring the fair value of recorded assets.

  At December 31, 1995 and June 30, 1996, the Company had approximately $70,296,000 and $115,446,000, respectively, in loans held for sale and under a repurchase agreement which were serviced by Advanta Mortgage Corp. USA ("Advanta"). The Company's servicing agreement with Advanta provides that if the Company desires to terminate the agreement without cause upon 90 days' written notice, the Company will be required to pay Advanta an amount equal to 1.0% of the aggregate principal balance of the mortgage loans being serviced by Advanta at that time. The agreement also provides that a transfer service fee of $100 per loan shall be paid to Advanta for any mortgage loan for which the Company transfers servicing from Advanta to another servicer, without terminating the agreement.

 Loan Servicing

  As of June 30, 1996 the Company's servicing portfolio (inclusive of securitized loans where the Company has ongoing risk of loss but has no remaining servicing rights or obligations) was $442 million. All of the Company's loan servicing has either been outsourced or subcontracted to Advanta.

                     SOUTHERN PACIFIC FUNDING CORPORATION

Operating Leases

  The Company leases premises and equipment under operating leases with various expiration dates. Minimum annual rental payments at December 31, 1995 were as follows:

           1996..................................... $200,886
           1997.....................................  108,091
           1998.....................................   66,972
           1999.....................................   66,972
           2000.....................................   55,810
                                                     --------
             Total.................................. $498,731
                                                     ========

  Rent expense amounted to $32,381, $139,030, $309,607, $24,978 and $129,401
for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996, respectively.

 Telemarketing Agreement

  In March 1996, the Company entered into an agreement with a telemarketing company and a telecommunications equipment manufacturer pursuant to which the Company will originate loans utilizing a telemarketing system. Under the terms of the telemarketing agreement, the Company is required to pay a $1.0 million fee upon the completion of its offering of shares to the public and to purchase telemarketing equipment.

16. TRANSACTIONS FOR THE PERIOD ENDED JUNE 30, 1996 (UNAUDITED)

  On April 1, 1996 the Company declared a stock split of 4,150 for 1. All pertinent share and per share information for 1993, 1994 and 1995 have been retroactively restated to reflect this split.

  Following the stock split, management and the Board of Directors authorized the filing of a registration statement on Form S-1 to offer for sale to the public 5,000,000 shares of common stock (the "IPO") plus an overallotment option of 750,000 shares. In June 1996, the offering was completed, whereby 3,450,000 new shares of common stock were issued by the Company generating net proceeds of approximately $54 million. 2,300,000 shares were sold by ICII in the IPO.

  At the effective date of the IPO, the Company entered into a tax agreement with ICII whereby, among other things, ICII will indemnify and hold the Company harmless from any tax liability attributable to periods ending on or before the effective date of the IPO in excess of such taxes as the Company has already paid or provided for. For periods ending after the effective date of the IPO, the Company will pay its tax liability directly to the appropriate taxing authorities.

  In June 1996, the Company entered into a five-year consulting agreement with The Dewey Consulting Group, owned by one of the Company's directors, John D. Dewey. Under the agreement, Mr. Dewey has agreed to assist the Company in the development of strategic alliances with selected mortgage lenders, including the identification of potential strategic alliance participants. The Company has agreed to compensate Mr. Dewey based upon actual strategic alliances entered into and loan production and earnings resulting from thoses alliances.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                              -------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  17
Price Range of Common Stock and Dividend Policy..........................  17
Capitalization...........................................................  18
Selected Financial and Other Data........................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Recent Developments......................................................  30
Business.................................................................  31
Pro Forma Financial Data.................................................  48
Management...............................................................  50
Certain Transactions.....................................................  56
Beneficial Ownership of Securities and Selling Shareholder...............  58
Description of Capital Stock.............................................  59
Shares Eligible for Future Sale..........................................  60
Underwriting.............................................................  61
Legal Matters............................................................  62
Experts..................................................................  62
Available Information....................................................  62
Independent Auditors' Report............................................. F-1
Financial Statements..................................................... F-2

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               1,000,000 SHARES

                [LOGO OF SOUTHERN PACIFIC FUNDING CORPORATION]

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------

                          NATWEST SECURITIES LIMITED

                            OPPENHEIMER & CO., INC.

                         DABNEY/RESNICK/IMPERIAL

                                     , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The Registrant estimates that expenses in connection with the offering described in this registration statement will be as follows:

                                                                     AMOUNT TO
                                                                      BE PAID
                                                                     ---------
       Securities and Exchange Commission registration fee.......... $ 10,803
       NASD filing fee..............................................    4,065
       Printing expenses............................................  150,000
       Accounting fees and expenses.................................   75,000
       Legal fees and expenses......................................  200,000
       Fees and expenses (including legal fees) for qualifications
        under state securities laws.................................   25,000
       Transfer agent's fees and expenses...........................    5,000
       Miscellaneous................................................    5,132
                                                                     --------
         Total...................................................... $475,000*
                                                                     ========

--------
* The Selling Shareholder has agreed to pay the expenses of this Offering.

  All amounts except the Securities and Exchange Commission registration fee and the NASD filing fee are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Section 317 of the California General Corporation Law (the "CGCL"), the Registrant is in certain circumstances permitted to indemnify its directors and officers against certain expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with threatened, pending or completed civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the Registrant), in which such persons were or are parties, or are threatened to be made parties, by reason of the fact that they were or are directors or officers of the Registrant, if such persons acted in good faith and in a manner they reasonably believed to be in the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, the Registrant is in certain circumstances permitted to indemnify its directors and officers against certain expenses incurred in connection with the defense or settlement of a threatened, pending or completed action by or in the right of the Registrant, and against amounts paid in settlement of any such action, if such persons acted in good faith and in a manner they believed to be in the best interests of the Registrant and its shareholders provided that the specified court approval is obtained.

  As permitted by Section 317 of the CGCL, the Articles of Incorporation and By-Laws of the Registrant provide that the Registrant is authorized to provide indemnification for its directors and officers for breach of their duty to the Registrant and its shareholders through bylaw provisions or through agreements with the directors and officers, or both, in excess of the indemnification otherwise permitted by Section 317 of the CGCL. The Registrant's By-laws provide for indemnification of its directors and officers to the maximum extent permitted by Section 317 of the CGCL. In addition, agreements entered into by the Registrant with its directors and its executive officers require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts reasonably incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person was an agent of the Registrant (including judgments, fines and settlements in or of a derivative action, unless indemnification is otherwise prohibited by law), provided such person acted in good faith and in a manner he reasonably believed to be in the best interests of the Registrant and, in the case of a criminal proceeding, had no reason to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

  The Articles of Incorporation of the Registrant provide that the personal liability of the directors of the Registrant for monetary damages shall be eliminated to the fullest extent permissible under California law. Under
Section 204(a)(10) of the CGCL, the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of the director's duty to the corporation may be eliminated, except for the liability of a director resulting from (i) acts or omissions involving intentional misconduct or the absence of good faith, (ii) any transaction from which a director derived an improper personal benefit, (iii) acts or omissions showing a reckless disregard for the director's duty, (iv) acts or omissions constituting an unexcused pattern of inattention to the director's duty or (v) the making of an illegal distribution to shareholders or an illegal loan or guaranty.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In December 1994 the Company issued 10,375,000 shares of Common Stock (after giving effect to the 4,150 to 1 forward stock split effected in April 1996) to Imperial Credit Industries, Inc. in return for a capital contribution of $250,000.

  In November 1995 the Company granted to each of Robert W. Howard and Bernard
A. Guy, the President and Executive Vice President of the Company, respectively, options to purchase 647,400 shares of the Company's Common Stock under the 1995 Senior Management Stock Option Plan. The options vest at a rate of 20% per year commencing one year from the date of grant, and are exercisable at a price of $10.50 per share.

  The aforementioned transactions are exempt from registration under Section 4(2) of the Securities Act of 1933 as transactions not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 (a) Exhibits

  1.1*  Form of Underwriting Agreement
  3.1** Form of Articles of Incorporation of the Company, as amended
  3.2** Bylaws of the Company, as amended
  5.1*  Opinion of Thacher Proffitt & Wood
 10.1** 1995 Senior Management Stock Option Plan and Form of Senior Management
         Stock Option Agreement
 10.2** 1995 Stock Option, Deferred Stock and Restricted Stock Plan and Form of
         Stock Option Agreement
 10.3** Services Agreement effective June 13, 1996 by and between the
         Registrant and Imperial Credit Industries, Inc.
 10.4** Tax Agreement effective June 13, 1996 by and between the Registrant and
         Imperial Credit Industries, Inc.
 10.5** Loan Servicing Agreement dated September 14, 1995 by and between the
         Registrant and Advanta Mortgage Corp. USA

 10.6**  Whole Loan Financing Program dated March 21, 1995 by and among the
          Registrant, DLJ Mortgage Capital, Inc. and Bankers Trust Company
 10.7**  Master Repurchase Agreement dated August 5, 1995 by and between the
          Registrant and Oceanmark Bank
 10.8**  Revolving Credit and Term Loan Agreement by and between the Registrant and Southern Pacific Thrift and Loan Association
 10.9**  Wet Inc., Interim and Pre-Sale Funding Facility dated November 17,
          1995 by and between the Registrant and Lehman Commercial Paper, Inc.
 10.10** Telemarketing Agreement dated March 25, 1995 by and among the
          Registrant, Results Technologies, Inc. and Tele-Quote, Inc.
 10.11** Office Lease Agreement dated September 13, 1995 by and between the
          Registrant and Property Reserve, Inc.
 10.12** Office Lease Agreement dated November 29, 1995 by and between the
          Registrant and Property Reserve, Inc.
 10.13** Sublease dated January 23, 1996 by and between the Registrant and
          Property Reserve, Inc.
 10.14** Office Building Lease dated January 8, 1996 by and between the
          Registrant and Doug Jacobs
 10.15** Employment Agreement effective January 1, 1996 by and between the
          Registrant and Robert W. Howard
 10.16** Employment Agreement effective January 1, 1996 by and between the
          Registrant and Bernard A. Guy
 10.17** Contribution Agreement effective April 1, 1995 by and among the
          Registrant, Imperial Credit Industries, Inc. and Southern Pacific
          Thrift and Loan Association, Inc.
 10.18*  Consulting and Noncompetition Agreement, dated May 15, 1996, by and between the Registrant and The Dewey Consulting Group
 10.19*  Letter of Intent, dated September 5, 1996, by and between the
          Registrant and BOMAC Capital Mortgage, Inc.
 10.20*  Amendment to Loan Servicing Agreement, dated August 12, 1996, by and between the Registrant and Advanta Mortgage Corp. USA
 23.1    Consent of KPMG Peat Marwick LLP
 23.2*   Consent of Thacher Proffitt & Wood (contained in Exhibit 5.1)
 24.1    Power of Attorney (included on signature page of Registration
          Statement)
 27.1    Financial Data Schedule

--------
 * To be filed by amendment
** Previously filed in connection with Registration Statement No. 333-3270 and hereby incorporated by reference.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (d) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-14181 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LAKE OSWEGO, STATE OF OREGON ON OCTOBER 23, 1996.

                                          Southern Pacific Funding Corporation

                                                   /s/ Robert W. Howard
                                          By: _________________________________
                                                         PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-14181 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITY INDICATED ON OCTOBER 23, 1996.

              SIGNATURE                                 TITLE

     */s/ H. Wayne Snavely                Chairman of the Board
-------------------------------------

          H. WAYNE SNAVELY

      /s/ Robert W. Howard                President and Director (Principal
-------------------------------------      Executive Officer)

          ROBERT W. HOWARD

       /s/ Bernard A. Guy                 Executive Vice President and
-------------------------------------      Director

           BERNARD A. GUY

       /s/ Gary A. Palmer                 Executive Vice President, Chief
-------------------------------------      Financial Officer

           GARY A. PALMER                   and Secretary (Principal
                                             Accounting Officer)

           SIGNATURE                                   TITLE

                                          Director
-------------------------------------

        STEPHEN J. SHUGERMAN

       */s/ John D. Dewey                 Director
-------------------------------------

           JOHN D. DEWEY

                                          Director
-------------------------------------

           A. VAN RUITER

      */s/ Frank P. Willey                Director
-------------------------------------

          FRANK P. WILLEY

* By:

       /s/ Bernard A. Guy
-------------------------------------

           BERNARD A. GUY

         (ATTORNEY-IN-FACT)